SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For November, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Table of Contents

Company Information
Capital Breakdown	1
Parent Company’s Financial Statements
Statement of Financial Position – Assets	2
Statement of Financial Position – Liabilities	3
Income Statement	5
Statement of Comprehensive Income	7
Statement of Cash Flows (Indirect Method)	8
Statement of Changes in Equity
01/01/2024 to 09/30/2024	10
01/01/2023 to 09/30/2023	11
Value Added Statement	12
Consolidated Financial Statements
Statement of Financial Position – Assets	13
Statement of Financial Position – Liabilities	14
Income Statement	16
Statement of Comprehensive Income	18
Statement of Cash Flows (Indirect Method)	19
Statement of Changes in Equity
01/01/2024 to 09/30/2024	21
01/01/2023 to 09/30/2023	22
Value Added Statement	23
Comments on the Company’s Performance	24
Notes to the Quarterly Information	32
Reports and Statements
Unqualified Report on the Special Review	111
Executive Officers’ Statement on the Financial Statements	112
Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm	113

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Company Information / Capital Breakdown

Number of Shares	Current Quarter
(Units)	09/30/2024
Paid-up Capital
Common	683,509,869
Preferred	0
Total	683,509,869
Treasury Shares
Common	0
Preferred	0
Total	0

PAGE: 1 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Parent Company’s Financial Statements / Statement of Financial Position – Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2024	12/31/2023
1	Total Assets	76,144,186	61,397,861
1.01	Current Assets	8,161,190	7,779,332
1.01.01	Cash and Cash Equivalents	2,393,258	838,338
1.01.02	Financial Investments	1,269,031	2,425,921
1.01.02.03	Financial Investments Valued at Amortized Cost	1,269,031	2,425,921
1.01.03	Accounts Receivable	3,912,366	3,842,235
1.01.03.01	Trade Receivables	3,639,743	3,580,962
1.01.03.02	Other Receivables	272,623	261,273
1.01.03.02.01	Related-Party Balances	272,623	261,273
1.01.04	Inventories	97,827	85,953
1.01.06	Recoverable Taxes	183,724	494,645
1.01.06.01	Current Recoverable Taxes	183,724	494,645
1.01.08	Other Current Assets	304,984	92,240
1.01.08.03	Other	304,984	92,240
1.01.08.03.01	Restricted Cash	29,596	54,944
1.01.08.03.02	Derivative Financial Instruments	171,250	0
1.01.08.03.20	Other Assets	104,138	37,296
1.02	Noncurrent Assets	67,982,996	53,618,529
1.02.01	Long-Term Assets	25,516,190	9,070,160
1.02.01.04	Accounts Receivable	336,577	272,436
1.02.01.04.01	Trade Receivables	336,577	272,436
1.02.01.07	Deferred Taxes	0	98,076
1.02.01.07.01	Deferred Income Tax and Social Contribution	0	98,076
1.02.01.09	Receivables from Related Parties	925,440	935,272
1.02.01.09.03	Receivables from Controlling Shareholders	914,056	935,272
1.02.01.09.04	Indemnities Receivable	11,384	0
1.02.01.10	Other Noncurrent Assets	24,254,173	7,764,376
1.02.01.10.03	Financial Assets	16,244,999	0
1.02.01.10.04	Escrow Deposits	135,118	130,979
1.02.01.10.05	Water and Basic Sanitation National Agency – ANA	1,957	2,673
1.02.01.10.06	Contract Asset	6,827,740	7,393,096
1.02.01.10.07	Financial Investments	753,137	0
1.02.01.10.20	Other Assets	291,222	237,628
1.02.02	Investments	270,887	208,541
1.02.02.01	Equity Interest	224,245	161,863
1.02.02.01.03	Equity Interest in Jointly-Owned Subsidiaries	193,580	130,520
1.02.02.01.04	Other Investments	30,665	31,343
1.02.02.02	Investment Properties	46,642	46,678
1.02.03	Property, Plant, and Equipment	515,973	474,559
1.02.04	Intangible Assets	41,679,946	43,865,269
1.02.04.01	Intangible Assets	41,679,946	43,865,269
1.02.04.01.02	Intangible Assets	41,679,946	43,865,269

PAGE: 2 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2024	12/31/2023
2	Total Liabilities	76,144,186	61,397,861
2.01	Current Liabilities	7,170,486	8,331,681
2.01.01	Social and Labor Obligations	641,154	807,440
2.01.01.01	Social Obligations	31,994	65,413
2.01.01.02	Labor Obligations	609,160	742,027
2.01.02	Suppliers	268,374	456,064
2.01.02.01	Domestic Suppliers	268,241	456,064
2.01.02.02	Suppliers Abroad	133	0
2.01.03	Tax Obligations	269,773	511,468
2.01.03.01	Federal Tax Obligations	291,804	499,340
2.01.03.01.01	Income Tax and Social Contribution Payable	13,033	205,587
2.01.03.01.02	Pis-Pasep and Cofins Payable	147,701	141,576
2.01.03.01.03	INSS (Social Security Contribution) Payable	42,291	44,556
2.01.03.01.20	Other Federal Taxes	88,779	107,621
2.01.03.03	Municipal Tax Obligations	-22,031	12,128
2.01.04	Borrowings and Financing	2,637,216	2,616,406
2.01.04.01	Borrowings and Financing	1,336,852	1,291,129
2.01.04.01.01	In Local Currency	1,058,642	1,041,428
2.01.04.01.02	In Foreign Currency	278,210	249,701
2.01.04.02	Debentures	1,098,686	1,206,894
2.01.04.03	Financing through Lease	201,678	118,383
2.01.05	Other Obligations	1,840,741	2,875,936
2.01.05.01	Payables to Related Parties	3,139	1,354
2.01.05.01.03	Payables to Controlling Shareholders	3,139	1,354
2.01.05.02	Other	1,837,602	2,874,582
2.01.05.02.01	Dividends and Interest on Capital Payable	744	837,391
2.01.05.02.04	Services Payable	811,788	749,226
2.01.05.02.05	Refundable Amounts	28,159	28,522
2.01.05.02.06	Program Contract Commitments	35	21,969
2.01.05.02.07	Public-Private Partnership - PPP	444,264	487,926
2.01.05.02.09	Indemnities	13,083	8,750
2.01.05.02.20	Other Obligations	539,529	740,798
2.01.06	Provisions	1,513,228	1,064,367
2.01.06.01	Tax, Social Security, Labor, and Civil Provisions	1,013,894	685,822
2.01.06.01.01	Tax Provisions	39,353	36,793
2.01.06.01.02	Pension Plan and Labor Provisions	850,396	540,427
2.01.06.01.04	Civil Provisions	124,145	108,602
2.01.06.02	Other Provisions	499,334	378,545
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	103,458	20,561
2.01.06.02.04	Provisions for Customers	133,828	160,883
2.01.06.02.05	Provisions for Suppliers	262,048	197,101
2.02	Noncurrent Liabilities	31,064,728	23,208,804
2.02.01	Borrowings and Financing	21,220,016	16,919,944
2.02.01.01	Borrowings and Financing	10,165,755	10,448,915
2.02.01.01.01	In Local Currency	7,564,498	7,952,725

PAGE: 3 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Parent Company’s Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2024	12/31/2023
2.02.01.01.02	In Foreign Currency	2,601,257	2,496,190
2.02.01.02	Debentures	10,775,671	6,137,902
2.02.01.03	Financing through Lease	278,590	333,127
2.02.02	Other Obligations	6,360,769	5,526,795
2.02.02.02	Other	6,360,769	5,526,795
2.02.02.02.04	Pension Plan Obligations	2,106,294	2,142,871
2.02.02.02.05	Program Contract Commitments	0	12,047
2.02.02.02.06	Public-Private Partnership - PPP	2,797,417	2,798,688
2.02.02.02.07	Indemnities	35,006	14,460
2.02.02.02.08	Labor Obligations	31,928	67,755
2.02.02.02.09	Deferred Cofins/Pasep	998,436	164,097
2.02.02.02.20	Other Obligations	391,688	326,877
2.02.03	Deferred Taxes	2,656,048	0
2.02.03.01	Deferred Income Tax and Social Contribution	2,656,048	0
2.02.03.01.01	Deferred Income Tax and Social Contribution	2,656,048	0
2.02.04	Provisions	827,895	762,065
2.02.04.01	Tax, Social Security, Labor, and Civil Provisions	253,737	235,430
2.02.04.01.01	Tax Provisions	66,607	46,754
2.02.04.01.02	Pension Plan and Labor Provisions	179,533	170,471
2.02.04.01.04	Civil Provisions	7,597	18,205
2.02.04.02	Other Provisions	574,158	526,635
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	531,348	472,124
2.02.04.02.04	Provisions for Customers	4,799	8,312
2.02.04.02.05	Provisions for Suppliers	38,011	46,199
2.03	Equity	37,908,972	29,857,376
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserves	14,617,966	14,711,014
2.03.04.01	Legal Reserve	1,864,604	1,864,604
2.03.04.08	Additional Dividend Proposed	0	93,047
2.03.04.10	Reserve for Investments	12,753,362	12,753,363
2.03.05	Retained Earnings/Accumulated Losses	8,144,644	0
2.03.06	Equity Valuation Adjustments	146,362	146,362

PAGE: 4 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		07/01/2024 to 09/30/2024	Year	Previous Year	Year
			01/01/2024 to 09/30/2024	07/01/2023 to 09/30/2023	01/01/2023 to 09/30/2023
3.01	Revenue from Sales and/or Services	14,986,700	28,278,265	6,453,246	18,306,152
3.02	Cost of Sales and/or Services	-3,981,574	-11,811,508	-3,944,519	-11,808,917
3.02.01	Cost of Sales and/or Services	-2,486,071	-7,766,394	-2,641,363	-8,117,914
3.02.02	Construction Costs	-1,495,503	-4,045,114	-1,303,156	-3,691,003
3.03	Gross Profit	11,005,126	16,466,757	2,508,727	6,497,235
3.04	Operating Expenses/Income	-1,151,412	-2,747,144	-802,158	-2,327,312
3.04.01	Selling Expenses	-338,223	-1,036,509	-393,738	-1,284,863
3.04.01.01	Selling Expenses	-198,230	-634,353	-237,074	-747,968
3.04.01.02	Allowance for Doubtful Accounts	-139,993	-402,156	-156,664	-536,895
3.04.02	General and Administrative Expenses	-649,713	-1,571,190	-419,083	-1,134,613
3.04.04	Other Operating Income	17,520	41,991	14,281	93,241
3.04.04.01	Other Operating Income	19,329	46,729	16,610	104,218
3.04.04.02	Cofins and Pasep	-1,809	-4,738	-2,329	-10,977
3.04.05	Other Operating Expenses	-187,207	-197,780	-8,253	-22,093
3.04.06	Equity Accounting	6,211	16,344	4,635	21,016
3.05	Income before Financial Result and Taxes	9,853,714	13,719,613	1,706,569	4,169,923
3.06	Financial Result	-521,250	-1,310,729	-428,920	-702,496
3.06.01	Financial Revenue	222,768	771,002	182,100	606,392
3.06.01.01	Financial Revenue	236,107	811,677	190,756	635,193
3.06.01.02	Exchange Variation Gains	41	44	338	909
3.06.01.03	Cofins and Pasep	-13,380	-40,719	-8,994	-29,710
3.06.02	Financial Expenses	-744,018	-2,081,731	-611,020	-1,308,888
3.06.02.01	Financial Expenses	-683,331	-1,902,935	-561,101	-1,606,501
3.06.02.02	Exchange Variation Losses	-102,224	-311,950	-49,919	297,613
3.06.02.03	Transactions with Financial Instruments	41,537	133,154	0	0
3.07	Profit before Taxes on Income	9,332,464	12,408,884	1,277,649	3,467,427
3.08	Income Tax and Social Contribution	-3,220,581	-4,264,240	-431,354	-1,130,177

PAGE: 5 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Parent Company’s Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		07/01/2024 to 09/30/2024	Year	Previous Year	Year
			01/01/2024 to 09/30/2024	07/01/2023 to 09/30/2023	01/01/2023 to 09/30/2023
3.08.01	Current	-433,782	-1,510,116	-461,143	-1,247,330
3.08.02	Deferred	-2,786,799	-2,754,124	29,789	117,153
3.09	Net Income from Continuing Operations	6,111,883	8,144,644	846,295	2,337,250
3,11	Profit/Loss for the Period	6,111,883	8,144,644	846,295	2,337,250
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	8.94191	11.91591	1.23816	3.41948
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	8.94191	11.91591	1.23816	3.41948

PAGE: 6 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Parent Company’s Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		07/01/2024 to 09/30/2024	Year	Previous Year	Year
			01/01/2024 to 09/30/2024	07/01/2023 to 09/30/2023	01/01/2023 to 09/30/2023
4.01	Net Income for the Period	6,111,883	8,144,644	846,295	2,337,250
4.03	Comprehensive Income for the Period	6,111,883	8,144,644	846,295	2,337,250

PAGE: 7 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Parent Company’s Financial Statements / Statement of Cash Flows (Indirect Method)

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 09/30/2024	01/01/2023 to 09/30/2023
6.01	Net Cash from Operating Activities	4,730,910	2,997,075
6.01.01	Cash from Operations	8,117,827	8,001,546
6.01.01.01	Profit before Income Tax and Social Contribution	12,408,884	3,467,427
6.01.01.02	Provision and Inflation Adjustments on Provisions	651,916	331,157
6.01.01.03	Deferred COFINS-PASEP - Financial Assets	815,836	0
6.01.01.04	Finance Charges from Customers	-363,520	-285,514
6.01.01.05	Residual Value of Property, Plant, and Equipment, Intangible Assets, and Investment Properties Written-off	5,750	7,241
6.01.01.06	Depreciation and Amortization	2,152,413	2,041,377
6.01.01.07	Interest on Borrowings and Financing Payable	1,165,164	960,460
6.01.01.08	Inflation Adjustment and Exchange Gains (Losses) on Borrowings and Financing	400,274	-174,497
6.01.01.09	Interest and Inflation Adjustments on Liabilities	11,795	13,976
6.01.01.10	Interest and Inflation Adjustments on Assets	-145,367	-88,031
6.01.01.11	Allowance for Doubtful Accounts	-402,156	536,895
6.01.01.12	Provision for Consent Decree (TAC) and Knowledge Retention Program (KRP)	-261,362	571,275
6.01.01.13	Equity Accounting	-16,344	-21,016
6.01.01.14	Interest and Inflation Adjustment (PPP)	392,251	366,143
6.01.01.15	Other Adjustments	14,560	17,629
6.01.01.16	Transfer to the São Paulo Municipal Government	187,155	185,838
6.01.01.17	Construction Margin on Intangible Assets Arising from Concession Agreements	-93,038	-84,577
6.01.01.18	Pension Plan Obligations	146,617	155,763
6.01.01.19	Derivative Financial Instruments	-133,154	0
6.01.01.20	Financial Asset Restatement (indemnities)	-8,819,847	0
6.01.02	Changes in Assets and Liabilities	-485,018	-2,465,084
6.01.02.01	Trade Receivables	659,383	-563,914
6.01.02.02	Related-Party Balances and Transactions	31,841	8,325
6.01.02.03	Inventories	-11,874	3,639
6.01.02.04	Taxes Recoverable	310,921	-19,836
6.01.02.05	Other Assets	-117,553	-93,738
6.01.02.06	Escrow Deposits	49,949	48,850
6.01.02.08	Trade Payables and Contractors	-438,317	-409,644
6.01.02.09	Social and Labor Obligations	58,616	-30,917
6.01.02.10	Pension Plan Obligations	-183,194	-179,036
6.01.02.11	Taxes and Contributions Payable	-401,462	-168,118
6.01.02.12	Services Payable	-124,593	-152,533
6.01.02.13	Other Obligations	-200,013	-684,069
6.01.02.14	Provisions	-137,225	-224,307
6.01.02.15	Deferred Cofins/Pasep	18,503	214
6.01.03	Other	-2,901,899	-2,539,387
6.01.03.01	Interest Paid	-1,551,550	-1,476,871
6.01.03.02	Income Tax and Social Contribution Paid	-1,350,349	-1,062,516
6.02	Net Cash from Investing Activities	-5,504,159	-1,984,331

PAGE: 8 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Parent Company’s Financial Statements / Statement of Cash Flows (Indirect Method)

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 09/30/2024	01/01/2023 to 09/30/2023
6.02.01	Acquisition of Contract Assets and Intangible Assets	-5,882,964	-2,209,493
6.02.02	Acquisition of Property, Plant and Equipment	-62,737	-88,242
6.02.03	Investments	-40,234	-1,676
6.02.04	Restricted Cash	25,348	-16,262
6.02.07	Financial Investments - Investment	-5,206,300	0
6.02.08	Financial Investments - Redemption	6,415,865	331,342
6.02.09	Financial Investments	-753,137	0
6.03	Net Cash from Financing Activities	2,328,169	-1,287,341
6.03.01	Funding	5,630,451	1,391,821
6.03.02	Amortization	-1,862,689	-1,276,199
6.03.03	Payment of Interest on Capital	-928,851	-823,671
6.03.04	Public-Private Partnership - PPP	-437,184	-502,375
6.03.05	Program Contract Commitments	-35,462	-76,917
6.03.06	Derivative Financial Instruments - Paid	-38,096	0
6.05	Increase (Decrease) in Cash and Cash Equivalents	1,554,920	-274,597
6.05.01	Opening Balance of Cash and Cash Equivalents	838,338	1,867,485
6.05.02	Closing Balance of Cash and Cash Equivalents	2,393,258	1,592,888

PAGE: 9 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Parent Company Financial Statements / Statement of Changes in Equity / 01/01/2024 to 09/30/2024 (R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	14,711,014	0	146,362	29,857,376
5.02	Previous Year Adjustments	0	0	0	0	0	0
5.03	Restated Opening Balances	15,000,000	0	14,711,014	0	146,362	29,857,376
5.04	Capital Transactions with Partners	0	0	-93,048	0	0	-93,048
5.05	Total Comprehensive Income	0	0	0	8,144,644	0	8,144,644
5.05.01	Net Income for the Period	0	0	0	8,144,644	0	8,144,644
5.06	Internal Changes in Equity	0	0	0	0	0	0
5.07	Closing Balances	15,000,000	0	14,617,966	8,144,644	146,362	37,908,972

PAGE: 10 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Parent Company’s Financial Statements / Statement of Changes in Equity - 01/01/2023 to 09/30/2023 (R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity
5.01	Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533
5.02	Previous Year Adjustments	0	0	0	0	0	0
5.03	Restated Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533
5.04	Capital Transactions with Partners	0	0	-76,927	0	0	-76,927
5.04.08	Additional Minimum Dividends, approved	0	0	-76,927	0	0	-76,927
5.05	Total Comprehensive Income	0	0	0	2,337,250	0	2,337,250
5.05.01	Net Income for the Period	0	0	0	2,337,250	0	2,337,250
5.06	Internal Changes in Equity	0	0	0	0	0	0
5.07	Closing Balances	15,000,000	0	12,078,963	2,337,250	177,643	29,593,856

PAGE: 11 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Parent Company’s Financial Statements / Value Added Statement

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 09/30/2024	01/01/2023 to 09/30/2023
7.01	Revenue	30,086,044	18,983,816
7.01.01	Goods, Products, and Services Sold	26,303,319	15,640,913
7.01.02	Other Revenue	46,729	104,218
7.01.03	Revenue from Construction of Own Assets	4,138,152	3,775,580
7.01.04	Allowance for/Reversal of Doubtful Accounts	-402,156	-536,895
7.02	Inputs Acquired from Third Parties	-9,090,738	-7,987,027
7.02.01	Costs of Goods, Products and Services Sold	-7,284,875	-6,759,123
7.02.02	Materials, Electricity, Outsourced Services, and Others	-1,608,063	-1,205,811
7.02.04	Other	-197,800	-22,093
7.03	Gross Value Added	20,995,306	10,996,789
7.04	Retentions	-2,152,413	-2,041,377
7.04.01	Depreciation, Amortization, and Depletion	-2,152,413	-2,041,377
7.05	Net Value Added Produced	18,842,893	8,955,412
7.06	Value Added Received in Transfer	828,065	657,118
7.06.01	Equity Accounting	16,344	21,016
7.06.02	Financial Revenue	811,721	636,102
7.07	Total Value Added to Distribute	19,670,958	9,612,530
7.08	Distribution of Value Added	19,670,958	9,612,530
7.08.01	Personnel	2,006,393	2,637,113
7.08.01.01	Direct Compensation	1,364,692	1,969,093
7.08.01.02	Benefits	478,524	531,253
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	163,177	136,767
7.08.02	Taxes, Fees, and Contributions	6,976,511	2,812,117
7.08.02.01	Federal	6,783,433	2,631,548
7.08.02.02	State	141,790	129,448
7.08.02.03	Municipal	51,288	51,121
7.08.03	Value Distributed to Providers of Capital	2,543,410	1,826,050
7.08.03.01	Interest	2,521,510	1,808,503
7.08.03.02	Rentals	21,900	17,547
7.08.04	Value Distributed to Shareholders	8,144,644	2,337,250
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	8,144,644	2,337,250

PAGE: 12 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Consolidated Financial Statements / Statement of Financial Position – Assets

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2024	12/31/2023
1	Total Assets	76,134,948	61,470,957
1.01	Current Assets	8,169,783	7,783,450
1.01.01	Cash and Cash Equivalents	2,393,304	838,484
1.01.02	Financial Investments	1,275,704	2,426,752
1.01.02.03	Financial Investments Valued at Amortized Cost	1,275,704	2,426,752
1.01.03	Accounts Receivable	3,918,411	3,845,567
1.01.03.01	Trade Receivables	3,645,752	3,584,287
1.01.03.02	Other Receivables	272,659	261,280
1.01.03.02.01	Related-Party Balances	272,659	261,280
1.01.04	Inventories	98,121	86,008
1.01.06	Recoverable Taxes	183,761	494,647
1.01.06.01	Current Recoverable Taxes	183,761	494,647
1.01.08	Other Current Assets	300,482	91,992
1.01.08.03	Other	300,482	91,992
1.01.08.03.01	Restricted Cash	29,596	54,944
1.01.08.03.02	Other Assets	99,636	37,048
1.01.08.03.03	Derivative Financial Instruments	171,250	0
1.02	Noncurrent Assets	67,965,165	53,687,507
1.02.01	Long-Term Assets	25,354,470	8,991,549
1.02.01.04	Accounts Receivable	336,577	272,436
1.02.01.04.01	Trade Receivables	336,577	272,436
1.02.01.07	Deferred Taxes	0	98,076
1.02.01.07.01	Deferred Income Tax and Social Contribution	0	98,076
1.02.01.09	Receivables from Related Parties	914,056	935,272
1.02.01.09.03	Receivables from Controlling Shareholders	914,056	935,272
1.02.01.10	Other Noncurrent Assets	24,103,837	7,685,765
1.02.01.10.03	Indemnities Receivable	11,384	0
1.02.01.10.04	Escrow Deposits	135,118	130,979
1.02.01.10.05	Water and Basic Sanitation National Agency (ANA)	1,957	2,673
1.02.01.10.06	Contract Asset	6,831,603	7,393,096
1.02.01.10.07	Financial Assets	16,244,999	0
1.02.01.10.08	Financial Investments	753,137	0
1.02.01.10.20	Other Assets	125,639	159,017
1.02.02	Investments	270,887	208,541
1.02.02.01	Equity Interest	224,245	161,863
1.02.02.01.04	Equity Interest in Jointly-Owned Subsidiaries	193,580	130,520
1.02.02.01.05	Other Investments	30,665	31,343
1.02.02.02	Investment Properties	46,642	46,678
1.02.03	Property, Plant, and Equipment	515,973	474,559
1.02.04	Intangible Assets	41,823,835	44,012,858
1.02.04.01	Intangible Assets	41,823,835	44,012,858
1.02.04.01.02	Intangible Assets	41,823,835	44,012,858

PAGE: 13 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Consolidated Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2024	12/31/2023
2	Total Liabilities	76,134,948	61,470,957
2.01	Current Liabilities	7,173,571	8,407,842
2.01.01	Social and Labor Obligations	641,154	807,440
2.01.01.01	Social Obligations	31,994	65,413
2.01.01.02	Labor Obligations	609,160	742,027
2.01.02	Suppliers	268,917	456,215
2.01.02.01	Domestic Suppliers	268,784	456,215
2.01.02.02	Suppliers Abroad	133	0
2.01.03	Tax Obligations	271,113	511,972
2.01.03.01	Federal Tax Obligations	293,137	499,844
2.01.03.01.01	Income Tax and Social Contribution Payable	14,215	205,964
2.01.03.01.02	Pis-Pasep and Cofins Payable	147,822	141,703
2.01.03.01.03	INSS (Social Security Contribution) Payable	42,291	44,556
2.01.03.01.20	Other Federal Taxes	88,809	107,621
2.01.03.03	Municipal Tax Obligations	-22,024	12,128
2.01.04	Borrowings and Financing	2,637,216	2,616,406
2.01.04.01	Borrowings and Financing	1,336,852	1,291,129
2.01.04.01.01	In Local Currency	1,058,642	1,041,428
2.01.04.01.02	In Foreign Currency	278,210	249,701
2.01.04.02	Debentures	1,098,686	1,206,894
2.01.04.03	Financing through Lease	201,678	118,383
2.01.05	Other Obligations	1,841,943	2,951,442
2.01.05.01	Payables to Related Parties	3,139	1,354
2.01.05.01.03	Payables to Controlling Shareholders	3,139	1,354
2.01.05.02	Other	1,838,804	2,950,088
2.01.05.02.01	Dividends and Interest on Capital Payable	744	837,391
2.01.05.02.04	Services Payable	812,990	750,732
2.01.05.02.05	Refundable Amounts	28,159	28,522
2.01.05.02.06	Program Contract Commitments	35	21,969
2.01.05.02.07	Public-Private Partnership - PPP	444,264	487,926
2.01.05.02.09	Indemnities	13,083	8,750
2.01.05.02.20	Other Obligations	539,529	814,798
2.01.06	Provisions	1,513,228	1,064,367
2.01.06.01	Tax, Social Security, Labor, and Civil Provisions	1,013,894	685,822
2.01.06.01.01	Tax Provisions	39,353	36,793
2.01.06.01.02	Pension Plan and Labor Provisions	850,396	540,427
2.01.06.01.04	Civil Provisions	124,145	108,602
2.01.06.02	Other Provisions	499,334	378,545
2.01.06.02.03	Provisions for Environmental Liabilities and Decommissioning	103,458	20,561
2.01.06.02.04	Provisions for Customers	133,828	160,883
2.01.06.02.05	Provisions for Suppliers	262,048	197,101
2.02	Noncurrent Liabilities	31,052,405	23,205,739
2.02.01	Borrowings and Financing	21,220,016	16,919,944
2.02.01.01	Borrowings and Financing	10,165,755	10,448,915
2.02.01.01.01	In Local Currency	7,564,498	7,952,725

PAGE: 14 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Consolidated Financial Statements / Statement of Financial Position – Liabilities

(R$ thousand)

Code	Description	Current Quarter	Previous Year
		09/30/2024	12/31/2023
2.02.01.01.02	In Foreign Currency	2,601,257	2,496,190
2.02.01.02	Debentures	10,775,671	6,137,902
2.02.01.03	Financing through Lease	278,590	333,127
2.02.02	Other Obligations	6,348,446	5,523,730
2.02.02.02	Other	6,348,446	5,523,730
2.02.02.02.04	Pension Plan Obligations	2,106,294	2,142,871
2.02.02.02.05	Program Contract Commitments	0	12,047
2.02.02.02.06	Public-Private Partnership - PPP	2,797,417	2,798,688
2.02.02.02.07	Indemnities	35,006	14,460
2.02.02.02.08	Labor Obligations	31,928	67,755
2.02.02.02.09	Deferred Cofins/Pasep	998,436	164,097
2.02.02.02.20	Other Obligations	379,365	323,812
2.02.03	Deferred Taxes	2,656,048	0
2.02.03.01	Deferred Income Tax and Social Contribution	2,656,048	0
2.02.03.01.01	Deferred Income Tax and Social Contribution	2,656,048	0
2.02.04	Provisions	827,895	762,065
2.02.04.01	Tax, Social Security, Labor, and Civil Provisions	253,737	235,430
2.02.04.01.01	Tax Provisions	66,607	46,754
2.02.04.01.02	Pension Plan and Labor Provisions	179,533	170,471
2.02.04.01.04	Civil Provisions	7,597	18,205
2.02.04.02	Other Provisions	574,158	526,635
2.02.04.02.03	Provisions for Environmental Liabilities and Decommissioning	531,348	472,124
2.02.04.02.04	Provisions for Customers	4,799	8,312
2.02.04.02.05	Provisions for Suppliers	38,011	46,199
2.03	Consolidated Equity	37,908,972	29,857,376
2.03.01	Paid-Up Capital	15,000,000	15,000,000
2.03.04	Profit Reserves	14,617,966	14,711,014
2.03.04.01	Legal Reserve	1,864,604	1,864,604
2.03.04.08	Additional Dividend Proposed	0	93,047
2.03.04.10	Reserve for Investments	12,753,362	12,753,363
2.03.05	Retained Earnings/Accumulated Losses	8,144,644	0
2.03.06	Equity Valuation Adjustments	146,362	146,362

PAGE: 15 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Consolidated Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		07/01/2024 to 09/30/2024	Year	Previous Year	Year
			01/01/2024 to 09/30/2024	07/01/2023 to 09/30/2023	01/01/2023 to 09/30/2023
3.01	Revenue from Sales and/or Services	14,996,842	28,306,582	6,453,246	18,306,152
3.02	Cost of Sales and/or Services	-3,987,397	-11,827,869	-3,944,519	-11,808,917
3.02.01	Cost of Sales and/or Services	-2,490,411	-7,778,952	-2,641,363	-8,117,914
3.02.02	Construction Costs	-1,496,986	-4,048,917	-1,303,156	-3,691,003
3.03	Gross Profit	11,009,445	16,478,713	2,508,727	6,497,235
3.04	Operating Expenses/Income	-1,151,242	-2,741,847	-800,082	-2,325,236
3.04.01	Selling Expenses	-338,867	-1,037,702	-393,738	-1,284,863
3.04.01.01	Selling Expenses	-198,552	-635,224	-237,074	-747,968
3.04.01.02	Allowance for Doubtful Accounts	-140,315	-402,478	-156,664	-536,895
3.04.02	General and Administrative Expenses	-651,484	-1,573,955	-419,083	-1,134,613
3.04.04	Other Operating Income	17,521	41,991	14,281	93,241
3.04.04.01	Other Operating Income	19,330	46,729	16,610	104,218
3.04.04.02	Cofins and Pasep	-1,809	-4,738	-2,329	-10,977
3.04.05	Other Operating Expenses	-187,206	-197,782	-8,253	-22,093
3.04.06	Equity Accounting	8,794	25,601	6,711	23,092
3.05	Income before Financial Result and Taxes	9,858,203	13,736,866	1,708,645	4,171,999
3.06	Financial Result	-524,537	-1,324,674	-430,996	-704,572
3.06.01	Financial Revenue	220,300	763,803	180,024	604,316
3.06.01.01	Financial Revenue	233,639	804,478	188,680	633,117
3.06.01.02	Exchange Variation Gains	41	44	338	909
3.06.01.03	Cofins and Pasep	-13,380	-40,719	-8,994	-29,710
3.06.02	Financial Expenses	-744,837	-2,088,477	-611,020	-1,308,888
3.06.02.01	Financial Expenses	-684,150	-1,909,681	-561,101	-1,606,501
3.06.02.02	Exchange Variation Losses	-102,224	-311,950	-49,919	297,613
3.06.02.03	Transactions with Derivative Financial Instruments	41,537	133,154	0	0
3.07	Profit before Taxes on Income	9,333,666	12,412,192	1,277,649	3,467,427
3.08	Income Tax and Social Contribution	-3,221,783	-4,267,548	-431,354	-1,130,177

PAGE: 16 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Consolidated Financial Statements / Income Statement

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		07/01/2024 to 09/30/2024	Year	Previous Year	Year
			01/01/2024 to 09/30/2024	07/01/2023 to 09/30/2023	01/01/2023 to 09/30/2023
3.08.01	Current	-434,984	-1,513,424	-461,143	-1,247,330
3.08.02	Deferred	-2,786,799	-2,754,124	29,789	117,153
3.09	Net Income from Continuing Operations	6,111,883	8,144,644	846,295	2,337,250
3,11	Consolidated Profit/Loss for the Period	6,111,883	8,144,644	846,295	2,337,250
3.99	Earnings per Share - (Reais/Share)
3.99.01	Basic Earnings per Share
3.99.01.01	Common	8.94191	11.91591	1.23816	3.41948
3.99.02	Diluted Earnings per Share
3.99.02.01	Common	8.94191	11.91591	1.23816	3.41948

PAGE: 17 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Consolidated Financial Statements / Statement of Comprehensive Income

(R$ thousand)

Code	Description	Current Quarter	YTD Current	Same Quarter	YTD Previous
		07/01/2024 to 09/30/2024	Year	Previous Year	Year
			01/01/2024 to 09/30/2024	07/01/2023 to 09/30/2023	01/01/2023 to 09/30/2023
4.01	Consolidated Net Income for the Period	6,111,883	8,144,644	846,295	2,337,250
4.03	Consolidated Comprehensive Income for the Period	6,111,883	8,144,644	846,295	2,337,250

PAGE: 18 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Consolidated Financial Statements / Statement of Cash Flows (Indirect Method)

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 09/30/2024	01/01/2023 to 09/30/2023
6.01	Net Cash from Operating Activities	4,740,155	3,145,077
6.01.01	Cash from Operations	8,115,218	7,999,470
6.01.01.01	Profit before Income Tax and Social Contribution	12,412,192	3,467,427
6.01.01.02	Provision and Inflation Adjustments on Provisions	651,916	331,157
6.01.01.03	Deferred COFINS-PASEP - Financial Assets	815,836	0
6.01.01.04	Finance Charges from Customers	-363,520	-285,514
6.01.01.05	Residual Value of Property, Plant, and Equipment, Intangible Assets, and Investment Properties Written-off	5,750	7,241
6.01.01.06	Depreciation and Amortization	2,156,113	2,041,377
6.01.01.07	Interest on Borrowings and Financing Payable	1,165,164	960,460
6.01.01.08	Inflation Adjustment and Exchange Gains (Losses) on Borrowings and Financing	400,274	-174,497
6.01.01.09	Interest and Inflation Adjustments on Liabilities	11,795	13,976
6.01.01.10	Interest and Inflation Adjustments on Assets	-145,640	-88,031
6.01.01.11	Allowance for Doubtful Accounts	-402,156	536,895
6.01.01.12	Provision for Consent Decree (TAC) and Knowledge Retention Program (KRP)	-261,362	571,275
6.01.01.13	Equity Accounting	-25,601	-23,092
6.01.01.14	Interest and Inflation Adjustment (PPP)	392,251	366,143
6.01.01.15	Other Adjustments	14,560	17,629
6.01.01.16	Transfer to the São Paulo Municipal Government	187,155	185,838
6.01.01.17	Construction Margin on Intangible Assets Arising from Concession Agreements	-93,125	-84,577
6.01.01.18	Pension Plan Obligations	146,617	155,763
6.01.01.19	Derivative Financial Instruments	-133,154	0
6.01.01.20	Financial Asset Restatement (indemnities)	-8,819,847	0
6.01.02	Changes in Assets and Liabilities	-470,682	-2,315,006
6.01.02.01	Trade Receivables	656,705	-563,914
6.01.02.02	Related-Party Balances and Transactions	31,805	8,325
6.01.02.03	Inventories	-12,112	3,639
6.01.02.04	Taxes Recoverable	310,885	-19,836
6.01.02.05	Other Assets	-26,326	-17,660
6.01.02.06	Escrow Deposits	49,949	48,850
6.01.02.08	Trade Payables and Contractors	-437,925	-409,644
6.01.02.09	Social and Labor Obligations	58,616	-30,917
6.01.02.10	Pension Plan Obligations	-183,194	-179,036
6.01.02.11	Taxes and Contributions Payable	-401,453	-168,118
6.01.02.12	Services Payable	-124,897	-152,533
6.01.02.13	Other Obligations	-274,013	-610,069
6.01.02.14	Provisions	-137,225	-224,307
6.01.02.15	Deferred Cofins/Pasep	18,503	214
6.01.03	Other	-2,904,381	-2,539,387
6.01.03.01	Interest Paid	-1,551,550	-1,476,871
6.01.03.02	Income Tax and Social Contribution Paid	-1,352,831	-1,062,516
6.02	Net Cash from Investing Activities	-5,513,504	-2,132,331

PAGE: 19 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Consolidated Financial Statements / Statement of Cash Flows (Indirect Method)

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 09/30/2024	01/01/2023 to 09/30/2023
6.02.01	Acquisition of Contract Assets and Intangible Assets	-5,886,740	-2,357,493
6.02.02	Acquisition of Property, Plant and Equipment	-62,737	-88,242
6.02.03	Investments	-40,234	-1,676
6.02.04	Restricted Cash	25,348	-16,262
6.02.06	Financial Investments - Investment	-5,218,947	0
6.02.07	Financial Investments - Redemption	6,422,943	331,342
6.02.08	Financial Investments	-753,137	0
6.03	Net Cash from Financing Activities	2,328,169	-1,286,530
6.03.01	Funding	5,630,451	1,391,821
6.03.02	Amortization	-1,862,689	-1,276,199
6.03.03	Payment of Interest on Capital	-928,851	-823,671
6.03.04	Public-Private Partnership - PPP	-437,184	-502,375
6.03.05	Program Contract Commitments	-35,462	-76,917
6.03.06	Financial Instruments Paid	-38,096	811
6.05	Increase (Decrease) in Cash and Cash Equivalents	1,554,820	-273,784
6.05.01	Opening Balance of Cash and Cash Equivalents	838,484	1,867,485
6.05.02	Closing Balance of Cash and Cash Equivalents	2,393,304	1,593,701

PAGE: 20 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Consolidated Financial Statements / Statement of Changes in Equity - 01/01/2024 to 09/30/2024 (R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity	Non-Controlling Interests	Equity Consolidated
5.01	Opening Balances	15,000,000	0	14,711,014	0	146,362	29,857,376	0	29,857,376
5.02	Previous Year Adjustments	0	0	0	0	0	0	0	0
5.03	Restated Opening Balances	15,000,000	0	14,711,014	0	146,362	29,857,376	0	29,857,376
5.04	Capital Transactions with Partners	0	0	-93,048	0	0	-93,048	0	-93,048
5.05	Total Comprehensive Income	0	0	0	8,144,644	0	8,144,644	0	8,144,644
5.05.01	Net Income for the Period	0	0	0	8,144,644	0	8,144,644	0	8,144,644
5.06	Internal Changes in Equity	0	0	0	0	0	0	0	0
5.07	Closing Balances	15,000,000	0	14,617,966	8,144,644	146,362	37,908,972	0	37,908,972

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Consolidated Financial Statements / Statement of Changes in Equity - 01/01/2023 to 09/30/2023 (R$ thousand)

Code	Description	Paid-up Capital	Capital Reserves, Options Granted, and Treasury Shares	Profit Reserves	Retained Earnings/Accumulated Losses	Other Comprehensive Income	Equity	Non-Controlling Interests	Equity Consolidated
5.01	Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533	0	27,333,533
5.02	Previous Year Adjustments	0	0	0	0	0	0	0	0
5.03	Restated Opening Balances	15,000,000	0	12,155,890	0	177,643	27,333,533	0	27,333,533
5.04	Capital Transactions with Partners	0	0	-76,927	0	0	-76,927	0	-76,927
5.04.08	Complementary Minimum Dividends, approved	0	0	-76,927	0	0	-76,927	0	-76,927
5.05	Total Comprehensive Income	0	0	0	2,337,250	0	2,337,250	0	2,337,250
5.05.01	Net Income for the Period	0	0	0	2,337,250	0	2,337,250	0	2,337,250
5.06	Internal Changes in Equity	0	0	0	0	0	0	0	0
5.07	Closing Balances	15,000,000	0	12,078,963	2,337,250	177,643	29,593,856	0	29,593,856

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Consolidated Financial Statements / Value Added Statement

(R$ thousand)

Code	Description	YTD Current Year	YTD Previous Year
		01/01/2024 to 09/30/2024	01/01/2023 to 09/30/2023
7.01	Revenue	30,115,500	18,983,816
7.01.01	Goods, Products, and Services Sold	26,328,885	15,640,913
7.01.02	Other Revenue	46,729	104,218
7.01.03	Revenue from Construction of Own Assets	4,142,042	3,775,580
7.01.04	Allowance for/Reversal of Doubtful Accounts	-402,156	-536,895
7.02	Inputs Acquired from Third Parties	-9,104,449	-7,987,027
7.02.01	Costs of Goods, Products and Services Sold	-7,296,901	-6,759,123
7.02.02	Materials, Electricity, Outsourced Services, and Others	-1,609,748	-1,205,811
7.02.04	Other	-197,800	-22,093
7.03	Gross Value Added	21,011,051	10,996,789
7.04	Retentions	-2,156,113	-2,041,377
7.04.01	Depreciation, Amortization, and Depletion	-2,156,113	-2,041,377
7.05	Net Value Added Produced	18,854,938	8,955,412
7.06	Value Added Received in Transfer	829,767	657,118
7.06.01	Equity Accounting	25,601	23,092
7.06.02	Financial Revenue	804,166	634,026
7.07	Total Value Added to Distribute	19,684,705	9,612,530
7.08	Distribution of Value Added	19,684,705	9,612,530
7.08.01	Personnel	2,007,676	2,637,113
7.08.01.01	Direct Compensation	1,365,975	1,969,093
7.08.01.02	Benefits	478,524	531,253
7.08.01.03	Government Severance Indemnity Fund for Employees (FGTS)	163,177	136,767
7.08.02	Taxes, Fees, and Contributions	6,982,523	2,812,117
7.08.02.01	Federal	6,789,395	2,631,548
7.08.02.02	State	141,824	129,448
7.08.02.03	Municipal	51,304	51,121
7.08.03	Value Distributed to Providers of Capital	2,549,862	1,826,050
7.08.03.01	Interest	2,527,962	1,808,503
7.08.03.02	Rentals	21,900	17,547
7.08.04	Value Distributed to Shareholders	8,144,644	2,337,250
7.08.04.03	Retained Earnings/Accumulated Losses for the Period	8,144,644	2,337,250

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Highlights

Adjusted EBITDA totaled R$ 10,586 million in 3Q24 (excluding construction margin), up by R$ 8,200 million (+343.6%) over the R$ 2,387 million reported in 3Q23. Consequently, the adjusted EBITDA margin reached 78.6% compared to 46.6% in 3Q23.

Excluding the non-recurring effects and the construction margin, as described below, adjusted EBITDA totaled R$ 2,785 million in 3Q24, with an adjusted EBITDA margin of 60.0%.

Net income came to R$ 6,111 million in 3Q24, up by R$ 5,266 million (+622.2%) over the R$ 846 million recorded in 3Q23. Excluding the non-recurring effects and the construction margin, net income totaled R$ 1,173 million in 3Q24.

Financial Asset (indemnity)

With the completion of the privatization process and the signing of the agreement with URAE-1, on July 23, 2024, the Company began to use the bifurcation model for assets related to the concession, previously classified solely as intangible assets. This model consists of segregating assets that will be realized through tariffs (intangible assets) and those that will be compensated (financial asset). The financial asset refers to reversible investments not fully amortized by the end of the agreement (October 2060), which will be compensated according to the contractual provision. The recording of this financial asset had an impact of R$ 8,820 million on the period’s gross revenue. For further information, refer to Note 15 of the Quarterly Information for September 2024.

Transition

The new management decided to review the expected continuity of assets under construction (a loss of R$ 194 million). Furthermore, it reassessed the calculations of certain lawsuits (a provision of R$ 309 million recorded under General Expenses and Financial Expenses). In addition, the new management incurred expenses with transition consulting services as well as costs related to the privatization offer, totaling R$ 47 million, which are not expected to recur.

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

1.	Result for the period (Consolidated)
R$ million
			Var.				Var.
	3Q24	3Q23	R$	%	9M24	9M23	R$	%
Revenue from sanitation services	6,072	5,539	533	9.6	17,666	15,641	2,025	12.9
Water/Sewage Contra Account (FAUSP)	(157)	-	(157)	-	(157)	-	(157)	-
Financial Asset (indemnity)	8,820	-	8,820	-	8,820	-	8,820	-
Taxes (PIS/COFINS/TRCF)	(1,269)	(419)	(851)	203.0	(2,164)	(1,110)	(1,054)	94.9
(=) Net revenue from sanitation services	13,466	5,120	8,345	163.0	24,165	14,531	9,634	66.3
Construction revenue	1,531	1,333	199	14.9	4,142	3,776	366	9.7
(=) Net operating income	14,997	6,453	8,544	132.4	28,307	18,306	10,000	54.6
Construction costs	(1,497)	(1,303)	(194)	14.9	(4,049)	(3,691)	(358)	9.7
Costs and expenses	(3,481)	(3,454)	(27)	0.8	(10,391)	(10,537)	147	(1.4)
Other operating income (expenses), net	(170)	6	(176)	(2,928.3)	(156)	71	(227)	(319.1)
Equity accounting	9	7	2	31.3	26	23	2	10.4
(=) Earnings before financial result, income tax, and social contribution	9,858	1,709	8,150	477.0	13,737	4,172	9,565	229.3
Financial result	(525)	(431)	(94)	21.7	(1,325)	(705)	(620)	88.0
(=) Earnings before income tax and social contribution	9,333	1,278	8,056	630.6	12,412	3,467	8,945	258.0
Income tax and social contribution	(3,222)	(431)	(2,791)	647.0	(4,268)	(1,130)	(3,137)	277.6
(=) Net income	6,111	847	5,266	622.2	8,145	2,337	5,807	248.5
Earnings per share (R$)*	8.94	1.24			11.92	3.42

* Number of shares = 683,509,869

2.	Adjusted Result
R$ million
		Adjustments							Var.
	3Q24	Financial Asset	Asset Loss	Expenses with the Privatization Process	Construction	Provision	3Q24 - adjusted	3Q23(*)	R$	%
Revenue from sanitation services	6,072	-	-	-	-	-	6,072	5,539	533	9.6
Water/Sewage Contra Account (FAUSP)	(157)	-	-	-	-	-	(157)	-	(157)	-
Financial Asset (indemnity)	8,820	(8,820)	-	-	-	-	-	-	-	-
Taxes (PIS/COFINS/TRCF)	(1,269)	816	-	-	-	-	(453)	(419)	(34)	8.1
(=) Net revenue from sanitation services	13,466	(8,004)	-	-	-	-	5,462	5,120	342	6.7
Construction revenue	1,531	-	-	-	(1,531)	-	-	-	-	-
(=) Net operating income	14,997	(8,004)	-	-	(1,531)	-	5,462	5,120	342	6.7
Construction costs	(1,497)	-	-	-	1,497	-	-	-	-	-
Costs and expenses	(3,481)		50	18	-	185	(3,229)	(3,454)	225	(6.5)
Other operating income (expenses), net	(170)	-	144	35	-	-	9	6	3	46.7
Equity accounting	9	-	-	-	-	-	9	7	2	28.6
(=) Earnings before financial result, income tax, and social contribution	9,858	(8,004)	194	52	(34)	185	2,251	1,679	572	34.1
Financial result	(525)	-	-	-	-	124	(401)	(431)	30	(7.0)
(=) Earnings before income tax and social contribution	9,333	(8,004)	194	52	(34)	309	1,850	1,248	602	48.3
Income tax and social contribution	(3,222)	2,721	(66)	(18)	12	(105)	(678)	(432)	(246)	56.9
(=) Net income	6,111	(5,283)	128	35	(22)	204	1,173	816	357	43.7
Earnings per share (R$)*	8.94						1.72	1.19

* Balance adjusted for construction revenue and costs

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

3.	Adjusted EBITDA Reconciliation (Non-accounting measures)
R$ million
			Var.				Var.
	3Q24 - adjusted	3Q23**	R$	%	9M24 - adjusted	9M23**	R$	%
Net income	1,173	816	357	43.7	3,209	2,252	956	42.5
IDP	-	-	-	-	-	530	(530)	(100.0)
Agreement with AAPS	-	-	-	-	162	-	162	-
(=) Adjusted Net Income (excluding the IDP/retiree agreement)	1,173	816	357	43.7	3,371	2,782	589	(57.5)
Income tax and social contribution	677	431	245	56.9	1,504	1,130	373	33.0
Financial result	401	431	(30)	(7.0)	1,325	705	620	88.0
Other operating income (expenses), net	(9)	(6)	(3)	46.7	335	(71)	406	(570.9)
Depreciation and amortization	543	714	(171)	(23.9)	2,106	2,041	65	3.2
(=) Adjusted EBITDA* (excluding Construction Margin)	2,785	2,386	398	16.7	8,478	6,057	2,420	40.0
(%) Adjusted EBITDA margin (excluding Construction Margin)	59.9	46.6			55.2	41.7

* The EBITDA and EBITDA margin above are not the same as those used for the purposes of covenants

** Balance adjusted for construction revenue and costs

4.	Changes in the adjusted result

a)	Net revenue from sanitation services

The net revenue from sanitation services, which excludes construction revenue, totaled R$ 5,462 million in 3Q24, an increase of R$ 341 million (+6.7%) over the R$ 5,120 million recorded in 3Q23.

The main factors that led to the increase were:

•	Impact of 4.6% in the consumption price/mix, mainly due to the net tariff adjustment of 3.6% (6.4% since May/24, net of FAUSP(*)); and
•	An increase of 2.0% in the total billed volume.

In September 2024, an update to the Unified Registry (Cadastro Único) database resulted in 500 thousand users qualifying for a differentiated tariff. The impact of this update was R$ 28 million, reducing the Company’s revenue (tariff impact of 0.5%).

				R$ million
			Var.
	3Q24	3Q23	R$	%
Net revenue from sanitation services	5,462	5,120	341	6.7
Billed volume (million m³)	1,070	1,049	21	2.0
Average tariff (R$/m3)	5.11	4.88	0.22	4.6

(*) FAUSP (Support Fund for the Universalization of Sanitation in the São Paulo State) – Amount referring to the difference between the tariff applied and the equilibrium tariff. For further information refer to Note 27 of the Quarterly Information.

b)	Billed volume

The following tables show the water and sewage billed volumes, on a quarter-over-quarter and year-over-year basis, per customer category:

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

WATER AND SEWAGE BILLED VOLUME(1) PER CUSTOMER CATEGORY – million m3
	Water			Sewage			Water + Sewage
Category	3Q24	3Q23	Var. %	3Q24	3Q23	Var. %	3Q24	3Q23	Var. %
Residential	484.2	477.6	1.4	427.5	420.0	1.8	911.7	897.6	1.6
Commercial	47.7	47.1	1.3	46.4	45.4	2.2	94.1	92.5	1.7
Industrial	9.4	9.0	4.4	9.8	9.7	1.0	19.2	18.7	2.7
Public	12.9	12.3	4.9	11.7	11.1	5.4	24.6	23.4	5.1
Total retail	554.2	546.0	1.5	495.4	486.2	1.9	1,049.6	1,032.2	1.7
Wholesale (2)	12.0	11.2	7.1	5.1	5.5	(7.3)	17.1	16.7	2.4
Overall Total	566.2	557.2	1.6	500.5	491.7	1.8	1,066.7	1,048.9	1.7
Olímpia	1.3	-	-	1.6	-	-	2.9	-	-
Overall Total Consolidated	567.5	557.2	1.8	502.1	491.7	2.1	1,069.6	1,048.9	2.0
	Water			Sewage			Water + Sewage
Category	9M24	9M23	Var. %	9M24	9M23	Var. %	9M24	9M23	Var. %
Residential	1,472.4	1,426.2	3.2	1,296.3	1,251.1	3.6	2,768.7	2,677.3	3.4
Commercial	142.6	141.2	1.0	138.2	134.6	2.7	280.8	275.8	1.8
Industrial	27.5	26.4	4.2	29.1	28.7	1.4	56.6	55.1	2.7
Public	37.7	34.6	9.0	34.0	31.1	9.3	71.7	65.7	9.1
Total retail	1,680.2	1,628.4	3.2	1,497.6	1,445.5	3.6	3,177.8	3,073.9	3.4
Wholesale (2)	35.8	34.9	2.6	16.3	16.2	0.6	52.1	51.1	2.0
Overall Total	1,716.0	1,663.3	3.2	1,513.9	1,461.7	3.6	3,229.9	3,125.0	3.4
Olímpia	4.0	-	-	4.4	-	-	8.4	-	-
Overall Total Consolidated	1,720.0	1,663.3	3.4	1,518.3	1,461.7	3.9	3,238.3	3,125.0	3.6

1 Unaudited by external auditors

2 Wholesale includes volumes of reuse water and non-domestic sewage

c)	Costs, administrative, and selling expenses

Costs, administrative, and selling expenses decreased by R$ 226 million in 3Q24 (-6.6%).

R$ million
			Var.				Var.
	3Q24 - adjusted	3Q23	R$	%	9M24 - adjusted	9M23	R$	%
Salaries, payroll charges and benefits, and Pension plan obligations	733	801	(68)	(8.5)	2,190	2,363	(173)	(7.3)
General supplies	93	96	(3)	(4.2)	268	274	(6)	(2.1)
Treatment supplies	121	113	8	6.4	386	417	(31)	(7.3)
Services	629	725	(96)	(13.2)	1,975	1,993	(18)	(0.9)
Electricity	402	368	34	9.3	1,184	1,151	33	2.9
General expenses	546	458	88	19.2	1,402	1,168	234	20.0
Share of the municipal government in the collection (São Paulo)	186	177	9	5.0	542	492	50	10.1
Share of the municipal government in the collection (other municipalities)	107	44	63	139.9	249	122	127	103.5
Provisions	153	164	(11)	(6.9)	358	328	30	9.4
Other general expenses	100	73	27	39.0	253	226	27	11.6
Tax expenses	22	23	(1)	(3.9)	61	64	(3)	(3.8)
Depreciation and amortization	543	714	(171)	(23.9)	2,106	2,041	65	3.2
Allowance for doubtful accounts	140	156	(16)	(10.4)	403	537	(134)	(25.0)
Costs, administrative, and selling expenses	3,229	3,454	(225)	(6.5)	9,975	10,008	(33)	(0.3)

Salaries, payroll charges and benefits, and Pension plan obligations

The R$ 68 million decrease (-8.5%) recorded in 3Q24 was mainly due to:

•	reduction of 13.1% in the average number of employees, with an impact of R$ 53 million; and
•	reduction of R$ 14 million in healthcare expenses.

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

The aforementioned decreases were partially offset by the 2.0% application in February 2024 referring to the Career and Salary Plan, and the 2.77% salary adjustment in May 2024.

Services

Decrease of R$ 96 million in 3Q24 (-13.2%), of which mainly R$ 69 million in paving and replacement of sidewalks.

Electricity

Electricity expenses increased by R$ 34 million (+9.3%), mainly due to increased operations at the reservoirs, due to the period of greater drought, generating a consumption 12% higher that was partially mitigated by tariff gains resulting from a better mix between ACL (Free Market Tariffs) x ACR (Regulated Market Tariffs).

General expenses

Increase of R$ 88 million (+19.2%), totaling R$ 546 million in 3Q24, compared to the R$ 458 million recorded in 3Q23, mainly due to higher provision for transfer to the Municipal Funds for Environmental Sanitation and Infrastructure, of R$ 71 million (pass-through), as a result of the new agreement of URAE-1.

Expenses with municipal transfers totaled R$ 292 million in 3Q24, compared to the R$ R$ 221 million reported in 3Q23. Expenses with the use of water came to R$ 25 million in 3Q24, compared to the R$ 28 million recorded in 3Q23.

Municipal Transfers
Municipality	3Q24	3Q23	Var.	Var. %
Guarulhos	9.2	-	9.2	-
São Paulo	185.6	176.8	8.8	5.0
Osasco	3.6	-	3.6	-
Barueri	3.4	-	3.4	-
Suzano	2.8	-	2.8	-
Other municipalities	87.5	44.4	43.1	97.1
TOTAL	292.1	221.2	70.9	32.1

Depreciation and amortization

Decrease of R$ 171 million (-16.9%), due to the signing of the new agreement with URAE-1, effective until October 19, 2060, resulting in the reduction of the average amortization rate.

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

5.	Financial result
				R$ million
			Var.
	3Q24	3Q23	R$	%
Financial expenses, net of revenue	(474)	(333)	(141)	42.4
Monetary and exchange variations, net	(51)	(98)	48	(48.4)
Financial Result	(525)	(431)	(94)	21.7

Financial expenses, net of revenue

				R$ million
			Var.
	3Q24	3Q23	R$	%
Financial expenses
Interest and charges on domestic borrowings and financing	(346)	(297)	(49)	16.3
Interest and charges on international borrowings and financing	(32)	(22)	(9)	41.5
Other financial expenses	(226)	(158)	(68)	42.8
Total financial expenses	(603)	(478)	(125)	26.2
Financial revenue	129	145	(16)	(10.8)
Financial expenses, net of revenue	(474)	(333)	(141)	42.4

The main impacts resulted from:

•	Increase of R$ 49 million in interest and charges on domestic borrowings and financing, mainly due to the 31st and 32nd issues debentures;
•	Increase of R$ 9 million in interest and charges on international borrowings and financing, due to new IDB and IBRD fundraising;
•	Increase of R$ 68 million in other financial expenses, mainly due to the (i) R$ 97 million increase in interest on Public-Private Partnership - PPP; (ii) R$ 19 million increase in interest on lawsuits; and (iii) non-recurring present value adjustment of performance agreements in 3Q23, of R$ 42 million, as a result of the higher number of agreements that entered the payment phase; and
•	Decrease of R$ 16 million in financial revenue, mainly due to higher present value adjustment of installment payment agreements, of R$ 48 million, partially offset by the increase in revenue on financial investments in 3Q24, of R$ 40 million, due to the increase in the applied balance.

Monetary and exchange variations, net

				R$ million
			Var.
	3Q24	3Q23	R$	%
Monetary and exchange variations on liabilities
Monetary variations on borrowings and financing	(11)	(15)	3	(23.3)
Exchange variations on borrowings and financing	(102)	(50)	(52)	104.8
Gains/(Losses) with derivative financial instruments	42	-	42	-
Other monetary variations	(70)	(69)	(1)	1.5
Total monetary and exchange variations on liabilities	(142)	(133)	(8)	6.3
Monetary and exchange variations on assets	91	35	56	159.3
Monetary and exchange variations, net	(51)	(98)	48	(48.4)

The positive effect of net monetary and exchange variations in 3Q24 was R$ 48 million compared to 3Q23, especially due to:

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

•	Increase of R$ 52 million in exchange variations on borrowings and financing, due to the higher appreciation of the Yen in 3Q24 (+10.0%), compared to the appreciation recorded in 3Q23 (+0.5%);
•	Gains with derivative financial instruments, of R$ 42 million; and
•	An increase of R$ 56 million in monetary variations on assets, mainly due to higher monetary variation on agreements in 3Q24.

6.	Operating Indicators

Operating Indicators *	3Q24	3Q23%
Water Connections[1]	9,428	9,402	0.3
Sewage Connections[1]	8,139	8,089	0.6
Number of Employees	10,557	11,606	(9.0)

1. Active connections in thousand units at the end of the period.

* Unaudited by external auditors

7.	Borrowings and financing
								R$ thousand
DEBT PROFILE
	2024	2025	2026	2027	2028	2029	2030 onwards	TOTAL	% of total
Local currency
Brazilian Federal Savings Bank	29,484	122,498	130,139	138,245	146,724	152,541	975,248	1,694,878	7
IDBs - National	14,100	260,899	330,209	315,069	420,959	384,035	1,974,773	3,700,044	16
IFC	11,400	44,200	61,800	80,800	123,600	181,600	1,209,801	1,713,201	7
Debentures	228,197	1,320,005	3,717,187	1,399,392	669,215	1,305,585	3,234,778	11,874,359	50
BNDES	70,586	261,810	251,841	239,041	84,680	34,319	190,347	1,132,624	5
FEHIDRO	429	1,716	429	-	-	-	-	2,574	0
Leases (Concession Agreements, Program Contracts, and Contract Asset) (1)	26,265	28,340	28,340	28,340	28,340	25,729	146,475	311,827	0
Leases (Others) (2)	16,110	92,140	50,161	1,494	8,537	-	-	168,441	1
Interest and Charges	240,035	139,784	-	-	-	-	-	379,819	2
Total in local currency	636,605	2,271,390	4,570,104	2,202,381	1,482,055	2,083,809	7,731,421	20,977,765	88

Foreign currency
IDBs	-	77,815	43,638	43,638	43,638	43,638	607,397	859,764	4
IBRDs	-	33,123	33,123	33,123	33,123	40,607	418,460	591,559	2
JICAs	5,490	163,179	163,179	163,179	163,179	163,076	580,950	1,402,232	6
Interest and Other Charges	22,649	3,263	-	-	-	-	-	25,912	0
Total in foreign currency	28,139	277,380	239,940	239,940	239,940	247,321	1,606,807	2,879,467	12

OVERALL TOTAL	664,744	2,548,770	4,810,044	2,442,321	1,721,995	2,331,130	9,338,228	23,857,232	100

1 Refers to work contracts signed as Assets Lease;

2 Obligations related to leasing agreements, mainly vehicle leases.

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Covenants

The table below shows the most restrictive clauses in 3Q24:

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt 1 / Adjusted EBITDA	Equal to or lower than 1.30

1 “Other Onerous Debts” correspond to the sum of pension plan obligations and healthcare plan, installment payment of tax debts, and installment payment of debts with the electricity supplier.

In 3Q24 and 3Q23, the Company met the requirements of its borrowings and financing agreements.

8.	Investments

Investments totaled R$ 1,444 million in 3Q24, while cash disbursed for investments, including from previous periods, totaled R$ 1,483 million.

The table below shows investments broken down by water and sewage:

R$ million
	Water	Sewage	Total
Investments made	708	736	1,444

Investments totaled R$ 4,161 million in 9M24, of which R$ 1,926 million in water and R$ 2,235 million in sewage. Accumulated cash disbursed referring to investments, including from previous periods, totaled R$ 3,221 million.

9.	Public-Private Partnerships

The chart below shows expenses with Public-Private Partnerships in 3Q24, compared to the figures reported in 3Q23:

				R$ thousand
	3Q24	3Q23	Var.	%
SÃO LOURENÇO PRODUCTION SYSTEM
General Supplies	4,976	4,856	120	2.5
Services	10,499	10,245	254	2.5
General Expenses	1,375	1,342	33	2.5
Amortization	42,437	42,475	(38)	(0.1)
Financial Expenses	131,108	81,205	49,904	61.5
Total	190,394	140,122	50,273	35.9
ALTO TIETÊ PRODUCTION SYSTEM
Amortization	4,066	4,078	(13)	(0.3)
Total	4,066	4,078	(13)	(0.3)

Total expenses with PPP	194,460	144,200	50,260	34.9

PAGE: 31 of 110

ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

1	Operations

Companhia de Saneamento Básico do Estado de São Paulo (SABESP or Company) is a publicly-held company headquartered in the municipality of São Paulo, at Rua Costa Carvalho, 300, CEP 05429-900. The Company is engaged in the provision of basic and environmental sanitation services in the São Paulo State, and supplies treated water and sewage services on a wholesale basis.

In addition to providing basic sanitation services in the São Paulo State, SABESP may perform activities in other states and countries and can operate in drainage, urban cleaning, solid waste handling and energy markets. SABESP aims to be a world reference in the provision of sanitation services, in a sustainable, competitive, and innovative manner, with a focus on customers.

As of September 30, 2024, the Company operated water and sewage services in 375 municipalities of the São Paulo State.

As of July 23, 2024, a new Concession Agreement between SABESP and the Regional Unit of Drinking Water Supply and Sewage Services of the Southeast Region (URAE-1) became effective, covering 371 municipalities and valid until October 19, 2060.

The table below shows a summary of the contractual situation of the municipalities served:

	Consolidated		Parent Company
	September 30, 2024	December 31, 2023	September 30, 2023

Municipalities that have already signed contracts URAE-1 (*):	371	371	371
Balance – intangible assets, contract assets, and financial assets (indemnity)	63,690,515	49,789,584	48,278,433
Percentage of intangible assets, contract assets, and financial assets (indemnity)	98.14%	96.85%	97.11%
Revenue from sanitation services (excluding construction revenue) (**)	26,165,316	21,328,553	15,507,286
Percentage of revenue from sanitation services (excluding construction revenue)	99.38%	99.14%	99.15%

Municipalities with concession agreements due (that did not join URAE-1): (***)	3	3	3
Balance – intangible and contract assets	20,036	20,843	21,116
Percentage of intangible and contract assets	0.04%	0.04%	0.05%
Revenue from sanitation services (excluding construction revenue)	13,127	15,293	11,075
Percentage of revenue from sanitation services (excluding construction revenue)	0.05%	0.07%	0.07%

Municipalities with expired contracts: (****)	-	1	1
Balance – intangible assets, contract assets, and financial assets	-	11,309	11,350

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

	Consolidated		Parent Company
	September 30, 2024	December 31, 2023	September 30, 2023

Percentage of intangible and contract assets	-	0.02%	0.02%
Revenue from sanitation services (excluding construction revenue)	-	17,559	12,548
Percentage of revenue from sanitation services (excluding construction revenue)	-	0.08%	0.08%
Total municipalities that have already signed contracts (new concession agreements -Law 14,026/2020) - Olímpia:	1	1	-
Balance – intangible and contract assets	147,752	147,589	-
Percentage of intangible and contract assets	0.23%	0.29%	-
Revenue from sanitation services (excluding construction revenue)	25,565	3,477	-
Percentage of revenue from sanitation services (excluding construction revenue)	0.10%	0.02%	-
Municipality of São Paulo:
Percentage of intangible and contract assets	48.43%	43.28%	42.95%
Percentage of revenue from sanitation services (excluding construction revenue)	52.96%	44.94%	45.16%

(*) With the amendments to the agreements executed with the municipalities following the start of operations of URAE-1, in July 2024, the presentation of this table was changed for 2023 to maintain information comparability. This change was exclusively made for the operations Note.

(**) Considers Sanitation Revenue, FAUSP (Support Fund for the Universalization of Sanitation in the São Paulo State), and the financial asset adjustment. See Note 27.

(***) Refers to the municipalities of Miguelópolis and Quintana, maturing in 2027, and the municipality of Nova Guataporanga, maturing in 2040.

(****) The Municipality of Igarapava held a bidding process for the concession of the Water Supply and Sewage Services System, and SABESP provided services in that municipality until May 31, 2024.

The Company's shares have been listed on the Novo Mercado segment of B3 under ticker SBSP3 since April 2002 and on the New York Stock Exchange (NYSE) as Level III American Depositary Receipts (“ADRs”), under ticker SBS, since May 2002.

Since 2008, the Company has been setting up partnerships with other companies, which resulted in the following companies: Sesamm, Águas de Andradina, Saneaqua Mairinque, Aquapolo Ambiental, Águas de Castilho, Attend Ambiental, Paulista Geradora de Energia, Cantareira SP Energia, Barueri Energia Renovável (previously Foxx URE-BA Ambiental), and Infranext Soluções em Pavimentação. Although SABESP has no majority interest in the capital stock of these companies, the shareholders’ agreements provide for the power of veto and casting votes on certain issues jointly with associates, indicating the shared control in the management of these investees, except for Saneaqua Mairinque, which, as of August 2020, no longer has a shared control.

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Management expects that the funds raised with the improved water security from the works carried out, the generation of operational cash, and credit lines available for investments, will be sufficient to meet the Company’s commitments and not compromise the necessary investments.

Approvals

The quarterly information was approved by the Board of Directors on November 11, 2024.

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

2	Basis of preparation and presentation of the quarterly information

Presentation of the Quarterly Information

The quarterly information as of September 30, 2024, was prepared based on the provisions of CPC 21 (R1) – Interim Financial Information and the international standard IAS 34 – Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), applicable to the preparation of the Quarterly Information Form – ITR, and is fairly presented consistent with the rules issued by the Brazilian Securities and Exchange Commission (CVM). Accordingly, this Quarterly Information takes into consideration the Official Letter CVM/SNC/SEP 003 of April 28, 2011, which allows the entities to present selected notes to the financial statements in cases of redundant information already disclosed in the Annual Financial Statements. Therefore, the quarterly information as of September 30, 2024, does not include all the notes and reporting required by the standards for the annual financial statements, and accordingly, shall be read jointly with the Annual Financial Statements as of December 31, 2023, prepared under the International Financial Reporting Standards – IFRS, issued by the International Accounting Standards Board – IASB, and according to the accounting practices adopted in Brazil, which observe the pronouncements issued by the Brazilian Accounting Pronouncements Committee - CPC. Therefore, in this quarterly information, the notes below were either not presented or are not as detailed as and/or have the same references as those in the annual financial statements (according to numerical references):

i.	Summary of material information on accounting policies (Note 3);
ii.	Changes in accounting practices and disclosures (Note 4);
iii.	Risk management – Financial instruments (Note 5.4);
iv.	Key accounting estimates and judgments (Note 6);
v.	Related-party balances and transactions (Note 11);
vi.	Investments (Note 12);
vii.	Intangible assets (Note 15);
viii.	Borrowings and financing (Note 17);
ix.	Deferred taxes and contributions (Note 19);
x.	Provisions (Note 20);
xi.	Pension plan obligations (Note 22);
xii.	Equity (Note 24);
xiii.	Insurance (Note 27);

All material information related to the quarterly information, and this information alone, is being disclosed and corresponds to the information used by the Company’s Management in its administration.

The amounts disclosed in the Notes to the quarterly information are in thousands of Brazilian reais, unless otherwise stated.

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

3	Summary of material information on accounting policies

The significant accounting policy information used in the preparation of the quarterly information as of September 30, 2024, are consistent with those used to prepare the Annual Financial Statements for the year ended December 31, 2023, disclosed in Note 3 of such financial statements, except for Notes 4.1 (d), 15, and 16.

4	Risk management

4.1	Financial risk management

Financial risk factors

The Company's activities are affected by the Brazilian economic scenario, making it exposed to market risk (exchange rate and interest rate), credit risk, and liquidity risk. Financial risk management is focused on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance.

(a)	Market risk

Foreign currency risk

Foreign currency exposure implies market risks associated with currency fluctuations, since the Company has foreign currency-denominated liabilities, arising from long-term funding, in development institutions, at more attractive interest rates, in U.S. dollars and Yen.

The management of currency exposure considers several current and projected economic factors, besides market conditions.

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations that would impact liability balances of foreign currency-denominated borrowings and financing and related financial expenses. The Company contracted hedge transactions in the second quarter of 2024 to protect itself against such risk, according to Note 4.1 (d).

Part of the financial debt, totaling R$ 2,922,613 as of September 30, 2024 (R$ 2,785,853 as of December 31, 2023), is indexed to the U.S. dollar and Yen. The exposure to exchange risk is as follows:

	Parent Company and Consolidated
	September 30, 2024		December 31, 2023
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Borrowings and financing – US$	273,890	1,492,180	280,188	1,356,474
Borrowings and financing – Yen	36,931,929	1,404,521	41,078,385	1,405,702

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

	Parent Company and Consolidated
	September 30, 2024		December 31, 2023
	Foreign currency (in thousands)	R$	Foreign currency (in thousands)	R$

Interest and charges from borrowings and financing – US$		22,952		15,510
Interest and charges from borrowings and financing – Yen		2,960		8,167
Total exposure		2,922,613		2,785,853
Borrowing cost – US$		(40,858)		(37,520)
Borrowing cost – Yen		(2,288)		(2,442)
Total foreign currency-denominated borrowings (Note 17)		2,879,467		2,745,891

The 4.9% increase in the balance of the foreign currency-denominated debt from September 30, 2024, compared to December 31, 2023, was mainly impacted by the appreciation of the Yen against the Brazilian real and amortizations in the period. The table below shows the prices and exchange variations in the period:

	September 30, 2024	December 31, 2023	Var.
US$	R$ 5.4481	R$ 4.8413	12.5%
Yen	R$ 0.03803	R$ 0.03422	11.1%

Borrowings and financing increased by R$ 312,385 from January to September 2024 (a decrease of R$ 297,518 from January to September 2023), due to exchange rate changes. See Note 17 (ii). As of September 30, 2024, if the Brazilian real had depreciated or appreciated by 10 percentage points, in addition to the impacts already mentioned above, against the US dollar and Yen with all other variables held constant, the effects on the result before funding costs and taxes on the nine-month period ended September 30, 2024 would have been R$ 292,261 (R$ 252,194 for the nine-month period ended September 30, 2023), lower or higher.

The probable scenario below presents the effect on the income statements for the next 12 months, considering the projected rates of the U.S. dollar and the Yen.

The Company understands that the scenario presented is reasonable, given the instability of the Brazilian real against the U.S. dollar and the Yen.

Parent Company and Consolidated
Probable scenario
(*)
Net currency exposure as of September 30, 2024 in US$ - Liabilities	273,890

US$ rate as of September 30, 2024	5.4481

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Parent Company and Consolidated
Probable scenario
Exchange rate estimated according to the scenario	5.3500
Difference between the rates	0.0981

Effect on net financial result R$ - (gain)	26,869

Net currency exposure as of September 30, 2024 in Yen - Liabilities	36,931,929

Yen rate as of September 30, 2024	0.03803
Exchange rate estimated according to the scenario	0.03966
Difference between the rates	(0.00163)

Effect on the net financial result R$ - (loss)	(60,199)

Total effect on the net financial result in R$ - (loss)	(33,330)

(*) For the probable scenario in U.S. dollars and Yen, the exchange rates estimated for September 30, 2025 were used, according to the BACEN-Focus report and B3’s Benchmark Rate report, of September 30, 2024, respectively.

Interest rate risk

This risk arises from the possibility that the Company could incur losses due to fluctuations in interest rates, increasing the financial expenses related to borrowings and financing.

The Company has not entered into any derivative contract to hedge against this risk, except for SOFR - Secured Overnight Financing Rate; however, it continually monitors market interest rates, to evaluate the possible need to replace its debt.

The table below provides the borrowings and financing subject to different inflation adjustment indices:

	Parent Company and Consolidated
	September 30, 2024	December 31, 2023
CDI (i)	14,415,635	9,966,111
TR (ii)	1,694,878	1,684,711
IPCA (iii)	2,961,102	3,038,378
TJLP (iv)	1,136,586	1,365,806

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

	Parent Company and Consolidated
	September 30, 2024	December 31, 2023
SOFR (v)	1,492,182	1,356,473
Interest and charges	402,768	392,906
Total	22,103,151	17,804,385

(i)	CDI - (Certificado de Depósito Interbancário), an interbank deposit certificate
(ii)	TR – Interest Benchmark Rate
(iii)	IPCA - (Índice Nacional de Preços ao Consumidor Amplo), a consumer price index
(iv)	TJLP - (Taxa de Juros a Longo Prazo), a long-term interest rate index
(v)	SOFR - Secured Overnight Financing Rate

Another risk to which the Company is exposed is the mismatch of inflation adjustment indices of its debts with those of its service revenues. Tariff adjustments of services provided do not necessarily follow the increases in the inflation indexes to adjust borrowings, financing, and interest rates affecting indebtedness.

As of September 30, 2024, if interest rates on borrowings and financing had been 1 percentage point higher or lower with all other variables held constant, the effects on profit before taxes for the nine-month period ended September 30, 2024 would have been R$ 221,032 (R$ 172,694 for the nine-month period ended September 30, 2023), lower or higher, mainly as a result of lower or higher interest expense on floating rate borrowings and financing.

(b)	Credit risk

Credit risk is related to cash and cash equivalents, financial investments, as well as credit exposures of customers, including accounts receivable, restricted cash, and accounts receivable from related parties. Credit risk exposure to customers is mitigated by sales to a dispersed base.

The maximum exposure to credit risk as of September 30, 2024 is the carrying amount of instruments classified as cash and cash equivalents, financial investments, restricted cash, trade receivables, and accounts receivable from related parties on the balance sheet date. See Notes 6, 7, 8, 9, and 10.

Regarding the financial assets held with financial institutions, the credit quality was assessed by reference to external credit ratings (if available) or historical information about the bank’s default rates. For the credit quality of the banks, such as deposits and financial investments, the Company assesses the rating published by three main international agencies (Fitch, Moody's and S&P), as follows:

Banks	Fitch	Moody's	Standard Poor's
Banco do Brasil S/A	AAA(bra)	AAA.br	-
Banco Santander Brasil S/A	-	AAA.br	brAAA
Brazilian Federal Savings Bank	AAA(bra)	AAA.br	brAAA
Banco Bradesco S/A	AAA(bra)	AAA.br	brAAA
Banco Itaú Unibanco S/A	AAA(bra)	AAA.br	-
Banco BV	-	AA+.br	brAAA
Banco BTG Pactual S/A	AAA(bra)	AAA.br	brAAA

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

The rating assessment disclosed by Fitch for deposit transactions and financial investments in local currency is as follows:

	Parent Company
	September 30, 2024	December 31, 2023
Cash and cash equivalents and financial investments
AAA(bra)	2,501,234	2,939,713
Others (*)	1,161,055	324,546
	3,662,289	3,264,259

	Consolidated
	September 30, 2024	December 31, 2023
Cash and cash equivalents and financial investments
AAA(bra)	2,507,931	2,940,690
Others (*)	1,161,077	324,546
	3,669,008	3,265,236

(*) As of September 30, 2024, this category includes R$ 291 referring to Banco BV (R$ 322,241 as of December 31, 2023), and R$ 1,158,019 referring to Banco Santander (R$ 1,680 as of December 31,2023), current accounts, and financial investments, which are not rated by Fitch.

(c)	Liquidity risk

Liquidity is primarily reliant upon cash provided by operating activities and borrowings and financing obtained in the local and international capital markets, as well as the payment of debts. The management of this risk considers the assessment of its liquidity requirements to ensure it has sufficient cash to meet its operating and capital expenditure requirements.

The funds held are invested in interest-bearing current accounts, time deposits, and securities, with instruments with appropriate maturity or liquidity sufficient to provide margin as determined by the projections mentioned above.

The table below shows the financial liabilities, by maturity, including the installments of principal and future interest. For agreements with floating interest rates, the interest rates used correspond to the base date of September 30, 2024.

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

	Parent Company
	2024	2025	2026	2027	2028	2029 onwards	Total
As of September 30, 2024

Liabilities
Borrowings and financing	939,998	4,625,417	6,622,157	3,901,943	2,991,927	15,858,314	34,939,756
Trade payables and contractors	268,374	-	-	-	-	-	268,374
Services payable	811,788	-	-	-	-	-	811,788
Public-Private Partnership - PPP	108,315	448,391	463,949	479,483	495,497	6,198,583	8,194,218
Program Contract Commitments	35	-	-	-	-	-	35
Total	2,128,510	5,073,808	7,086,106	4,381,426	3,487,424	22,056,897	44,214,171

	Consolidated
	2024	2025	2026	2027	2028	2029 onwards	Total
As of September 30, 2024

Liabilities
Borrowings and financing	939,998	4,625,417	6,622,157	3,901,943	2,991,927	15,858,314	34,939,756
Trade payables and contractors	268,917	-	-	-	-	-	268,917
Services payable	812,990	-	-	-	-	-	812,990
Public-Private Partnership - PPP	108,315	448,391	463,949	479,483	495,497	6,198,583	8,194,218
Program Contract Commitments	35	-	-	-	-	-	35
Total	2,130,255	5,073,808	7,086,106	4,381,426	3,487,424	22,056,897	44,215,916

Cross default

The Company has borrowings and financing agreements including cross-default clauses, i.e., the early maturity of any debt may imply the early maturity of these agreements. The indicators are continuously monitored to avoid the execution of these clauses, and the most restrictive ones are shown in Note 17 (c).

(d)	Derivative financial instruments

Under the Risk Management Policy and the Derivatives Transactions Program, which aim to manage financial risks and mitigate exposure to market variables that impact assets, liabilities, and/or cash flows, thus reducing the effects of undesirable fluctuations of these variables on the Company’s operations.

Criteria and guidelines for financial risk management were established to mitigate imbalances between assets and liabilities that have some sort of indexation exclusively to protect the Company’s indexed assets and liabilities that present some mismatch, without characterizing financial leverage.

The Company uses risk ratings disclosed by Standard Poor’s (S&P), Moody’s, or Fitch to support and complement the analysis and judgment of banking risk.

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Five financial institutions were contracted to carry out hedge operations, with no speculative nature, through swap transactions of debt variations in US$ + 6.23% and Yen + 1.44% interest per year for a percentage of CDI+ 0.13% p.a. The total value of the hedged debt was 98.0%.

The Company did not apply the “hedge accounting” policy for these contracts, measuring them at fair value through profit or loss, presenting the effects of this derivative financial instrument in the financial result. The debts corresponding to these financings are shown in Note 17. As of September 30, 2024, the Company had swap contracts (US$ and Yen + interest x CDI), as shown below:

Transaction	Financing	Notional Value Yen/US$	Fair Value of the Long Position (R$)	Fair Value of the Short Position (R$)	Gain/(Loss) with Derivatives - Swap (R$)	(Payment)/ Amount Received	Gain/(Loss) with Derivatives - Swap (R$)
1	JICA 15 CONS	3,927,290,000	149,280,834	133,627,597	15,653,237	(3,123,245)	12,529,992
2	JICA 15 WORK	1,834,860,000	69,896,782	62,572,321	7,324,461	(1,453,947)	5,870,514
3	JICA 17 WORK	2,675,889,000	101,921,056	92,797,026	9,124,030	(152,032)	8,971,998
4	JICA 17 CONS	644,115,000	24,349,380	22,166,362	2,183,017	(37,284)	2,145,733
5	JICA 18 WORK	1,781,080,000	67,848,097	60,825,639	7,022,459	(1,402,572)	5,619,887
6	JICA 18 CONS	3,399,720,000	129,227,288	115,912,544	13,314,744	(2,779,473)	10,535,271
7	JICA 19 WORK	20,139,925,000	765,303,997	697,199,734	68,104,263	(19,703,252)	48,401,011
8	JICA 19 CONS	2,529,050,000	95,597,620	87,086,478	8,511,142	(2,499,982)	6,011,160
Subtotal		36,931,929,000	1,403,425,054	1,272,187,701	131,237,353	(31,151,787)	100,085,566
9	IDB 1212	10,278,089	56,610,628	54,161,895	2,448,733	1,253,838	3,702,571
10	IDB 4623	152,186,603	849,526,364	829,285,952	20,240,412	(2,057,858)	18,182,554
11	IBRD 7662-BR	57,848,059	315,272,432	305,210,671	10,061,761	(3,218,037)	6,843,724
12	IBRD 8916	52,900,370	293,869,430	286,607,640	7,261,791	(2,922,278)	4,339,513
Subtotal		273,213,121	1,515,278,854	1,475,266,158	40,012,697	(6,944,335)	33,068,362
Total			2,918,703,908	2,747,453,859	171,250,050	(38,096,122)	133,153,928

Operations started in mid-April 2024 and will be effective until December 12, 2024.

(e)	Sensitivity analysis on interest rate risk

The table below shows the sensitivity analysis of the financial instruments, prepared under CPC 40 (R1). To evidence the balances of main financial assets and liabilities, calculated at a rate projected for the twelve-month period after September 30, 2024, or until the final settlement of each contract, whichever occurs first, considering a probable scenario.

The purpose of the sensitivity analysis is to measure the impact of changes in the market on the financial instruments, considering constant all other variables. At the time of settlement, the amounts may be different from those presented, due to the estimates used in the measurement.

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

Parent Company and Consolidated
September 30, 2024
Indicators	Exposure	Probable scenario

Assets
CDI	3,648,531	12.18%(**)
Financial income		444,391

Liabilities
CDI	(14,415,635)	12.18%(**)
Interest to be incurred		(1,755,824)
CDI net exposure	(10,767,104)	(1,311,433)
Assets
IPCA	16,944,999	3.7800%(*)
Operating income		640,521
Liabilities
IPCA	(2,961,102)	3.7800%(*)
Interest to be incurred		(111,930)
IPCA net exposure	13,983,897	528,591
Liabilities
TR	(1,694,878)	0.0146%(**)
Expenses to be incurred		(247)
TJLP	(1,136,586)	7.4800%(*)
Interest to be incurred		(85,017)

SOFR (***)	(1,492,182)	3.9151%(***)
Interest to be incurred		(58,420)

Total expenses to be incurred, net		(926,526)

(*) Source: BACEN and LCA as of September 30, 2024
(**) Source: B3 as of September 30, 2024
(***) Source: Bloomberg

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4.2	Capital management

The Company’s objectives when managing capital are to ensure the Company’s ability to continue increasing investments in infrastructure, provide returns for shareholders and benefits for other stakeholders, and maintain an optimal capital structure to reduce the cost of capital.

Capital is monitored based on the leverage ratio, which corresponds to net debt divided by total capital (shareholders and providers of capital). Net debt corresponds to total borrowings and financing less cash and cash equivalents and financial investments. Total capital is calculated as total equity plus net debt, as shown in the statement of financial position.

	Parent Company
	September 30, 2024	December 31, 2023

Total borrowings and financing (Note 17)	23,857,232	19,536,350
(-) Cash and cash equivalents (Note 6)	(2,393,258)	(838,338)
(-) Financial investments (Note 7)	(1,269,031)	(2,425,921)

Net debt	20,194,943	16,272,091
Total equity	37,908,972	29,857,376

Total (shareholders plus providers of capital)	58,103,915	46,129,467

Leverage ratio	35%	35%

	Consolidated
	September 30, 2024	December 31, 2023

Total borrowings and financing (Note 17)	23,857,232	19,536,350
(-) Cash and cash equivalents (Note 6)	(2,393,304)	(838,484)
(-) Financial investments (Note 7)	(1,275,704)	(2,426,752)

Net debt	20,188,224	16,271,114
Total equity	37,908,972	29,857,376

Total (shareholders plus providers of capital)	58,097,196	46,128,490

Leverage ratio	35%	35%

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4.3	Fair value estimates

The Company considers that balances from trade receivables (current) and trade payables by carrying amount less impairment approximate their fair values, considering the short maturity. Long-term trade receivables also approximate their fair values, as they are adjusted by inflation and/or will bear contractual interest rates over time.

4.4	Financial instruments

As of September 30, 2024, the Company did not have financial assets classified as fair value through other comprehensive income. The financial instruments included in the amortized cost category comprise cash and cash equivalents, financial investments, restricted cash, trade receivables, balances with related parties, other assets and balances receivable from the Water National Agency (ANA), financial assets (indemnity), accounts payable to suppliers, borrowings and financing, services payable, balances payable deriving from the Public-Private Partnership (PPP) and program contract commitments, which are non-derivative financial assets and liabilities with fixed or determinable payments, not quoted in an active market, except for cash equivalents and financial investments. As of September 30, 2024, the Company’s derivative financial instruments are included in the category fair value through profit or loss:

The estimated fair values of the financial instruments were as follows:

Financial Assets

	Parent Company
	September 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,393,258	2,393,258	838,338	838,338
Financial investments	2,022,168	2,022,168	2,425,921	2,425,921
Restricted cash	29,596	29,596	54,944	54,944
Trade receivables	3,976,320	3,976,320	3,853,398	3,853,398
Derivative financial instruments	171,250	171,250	-	-
ANA	1,957	1,957	2,673	2,673
Financial assets (indemnity)	16,244,999	16,244,999	-	-
Other assets	406,744	406,744	274,924	274,924

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	Consolidated
	September 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Cash and cash equivalents	2,393,304	2,393,304	838,484	838,484
Financial investments	2,028,841	2,028,841	2,426,752	2,426,752
Restricted cash	29,596	29,596	54,944	54,944

Trade receivables	3,982,329	3,982,329	3,856,723	3,856,723
Derivative financial instruments	171,250	171,250	-	-
ANA	1,957	1,957	2,673	2,673
Financial assets (indemnity)	16,244,999	16,244,999	-	-
Other assets	236,659	236,659	196,065	196,065

Additionally, SABESP has financial assets receivable from related parties, totaling R$ 1,170,419 as of September 30, 2024 (R$ 1,196,545 as of December 31, 2023), which were calculated under the conditions negotiated between the related parties. The conditions and additional information related to these financial instruments are disclosed in Note 10. Part of this balance, totaling R$ 1,052,971 (R$ 1,076,174 as of December 31, 2023), refers to reimbursement of additional retirement and pension plan - G0, indexed by IPCA plus simple interest of 0.5% p.m. On the transaction date, this interest rate approximated that of National Treasury Notes (NTN-b), with a term similar to the terms of related-party transactions.

Financial Liabilities

	Parent Company
	September 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	23,857,232	23,565,086	19,536,350	19,950,055
Trade payables and contractors	268,374	268,374	456,064	456,064
Services payable	811,788	811,788	749,226	749,226
Program Contract Commitment	35	35	34,016	34,016
Public-Private Partnership - PPP	3,241,681	3,241,681	3,286,614	3,286,614

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	Consolidated
	September 30, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Borrowings and financing	23,857,232	23,565,086	19,536,350	19,950,055
Trade payables and contractors	268,917	268,917	456,215	456,215
Services payable	812,990	812,990	750,732	750,732
Program Contract Commitment	35	35	34,016	34,016
Public-Private Partnership - PPP	3,241,681	3,241,681	3,286,614	3,286,614

The criteria adopted to obtain the fair values of borrowings and financing, in preparing the quarterly information as of September 30, 2024, are consistent with those used in the preparation of the Annual Financial Statements for the fiscal year ended December 31, 2023.

Financial instruments referring to financial investments, borrowings and financing, and derivative financial instruments are classified as Level 2 in the fair value hierarchy.

Considering the nature of other financial instruments, assets and liabilities, the balances recognized in the statement of financial position approximate the fair values, except for borrowings and financing, considering the maturities close to the end of the reporting date of this quarterly information, comparison of contractual interest rates with market rates in similar operations at the end of the reporting periods, their nature, and maturity terms.

5	Key accounting estimates and judgments

The preparation of the quarterly information requires Management to disclose judgments (except for those that involve estimates) that have a significant impact on the amounts recognized based on experience and other factors deemed as relevant, which affect the values of assets and liabilities and present results that may differ from the actual results.

The Company establishes estimates and assumptions regarding the future, which are reviewed on a timely basis. Such accounting estimates, by definition, may differ from the actual results. The effects arising from the reviews of the accounting estimates are recognized in the period in which the estimates are reviewed.

The Company assessed the main accounting policies that involve judgments, except for those that involve estimates, and concluded that none of them have a significant effect.

The areas that require a higher level of judgment and greater complexity, as well as assumptions and estimates that are significant for the quarterly information, are: (i) allowance for doubtful accounts; (ii) intangible assets arising from concession agreements and program contracts; (iii) pension plan obligations; (iv) deferred income tax and social contribution; (v) provisions; (vi) unbilled revenue; and (vii) financial assets (indemnity).

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6	Cash and cash equivalents

	Parent Company
	September 30, 2024	December 31, 2023

Cash and banks	891,070	31,041
Cash equivalents	1,502,188	807,297
Total	2,393,258	838,338

	Consolidated
	September 30, 2024	December 31, 2023

Cash and banks	891,116	31,187
Cash equivalents	1,502,188	807,297
Total	2,393,304	838,484

Cash and cash equivalents include cash, bank deposits, and high-liquidity short-term financial investments, mainly represented by repurchase agreements, fund shares (accruing CDI interest rates), and CDBs, whose original maturities or intention of realization are lower than three months, which are convertible into a cash amount and subject to an insignificant risk of change in value.

As of September 30, 2024, the average yield of cash equivalents corresponded to 96.83% of CDI (96.25% as of December 31, 2023).

7	Financial investments

(a)	Current

The Company has financial investments in CDB, with daily liquidity, which it does not intend to use in the next three months, as shown below:

	Parent Company
	September 30, 2024	December 31, 2023
Banco BV	291	322,240
Banco Bradesco S/A	1,002,582	643,445
Banco BTG Pactual S/A	222,325	449,241
Banco do Brasil S/A	1,325	1,010,995
Banco Santander	42,508	-
	1,269,031	2,425,921

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	Consolidated
	September 30, 2024	December 31, 2023
Banco BV	291	322,240
Banco Bradesco S/A	1,002,582	643,445
Banco BTG Pactual S/A	222,325	449,241
Banco do Brasil S/A	7,998	1,011,826
Banco Santander	42,508	-
	1,275,704	2,426,752

As of September 30, 2024, the average yield of the financial investments corresponded to 101.0% of CDI (103.3% as of December 31, 2023).

(b)	Noncurrent

The Company has investments in Financial Bills (LF), with no liquidity and no early redemption at the client's discretion, with a term of 1,098 days and a yield of 102.0% of the CDI, as shown in the table below:

	Parent Company and Consolidated
	September 30, 2024	December 31, 2023
Banco Itaú S/A	753,137	-
	753,137	-

8	Restricted cash

	Parent Company and Consolidated
	September 30, 2024	December 31, 2023

Agreement with the São Paulo Municipal Government (i)	21,581	47,749
Brazilian Federal Savings Bank – escrow deposits	192	365
Other	7,823	6,830
	29,596	54,944

(i)	Refers to the amount deducted from the transfer of 7.5% of the revenue earned in the municipality to the Municipal Fund for Environmental Sanitation and Infrastructure, due to eventual amounts unpaid by direct management bodies, foundations and government agencies, as established in the agreement entered into with São Paulo Municipal Government (PMSP).

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9	Trade receivables

(a)	Statement of financial position details

	Parent Company
	September 30, 2024	December 31, 2023
Private sector:
General (i) and special customers (ii)	2,430,381	2,199,475
Agreements (iii)	646,633	839,010

	3,077,014	3,038,485
Government entities:
Municipal	617,850	623,434
Federal	9,747	8,036
Agreements (iii)	385,655	374,372

	1,013,252	1,005,842
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	4,572	4,343
São Caetano do Sul	17,277	45,333
São Caetano do Sul - Agreement	71,663	-

Total wholesale customers – Municipal governments	93,512	49,676

Unbilled supply	1,129,185	1,136,604

Subtotal	5,312,963	5,230,607
Allowance for doubtful accounts	(1,336,643)	(1,377,209)

Total	3,976,320	3,853,398

Current	3,639,743	3,580,962
Noncurrent	336,577	272,436

Total	3,976,320	3,853,398

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	Consolidated
	September 30, 2024	December 31, 2023
Private sector:
General (i) and special customers (ii)	2,434,398	2,200,921
Agreements (iii)	646,633	839,010

	3,081,031	3,039,931
Government entities:
Municipal	618,133	623,601
Federal	9,756	8,036
Agreements (iii)	385,655	374,372

	1,013,544	1,006,009
Wholesale customers – Municipal governments: (iv)
Mogi das Cruzes	4,572	4,343
São Caetano do Sul	17,277	45,333
São Caetano do Sul - Agreement	71,663	-

Total wholesale customers – Municipal governments	93,512	49,676

Unbilled supply	1,130,885	1,138,316

Subtotal	5,318,972	5,233,932
Allowance for doubtful accounts	(1,336,643)	(1,377,209)

Total	3,982,329	3,856,723

Current	3,645,752	3,584,287
Noncurrent	336,577	272,436

Total	3,982,329	3,856,723

(i)	General customers - residential and small and mid-sized companies;
(ii)	Special customers – large consumers, commercial industries, condominiums and special billing customers (fixed demand agreements, industrial waste, wells, among others);
(iii)	Agreements - installment payments of past-due receivables, plus inflation adjustment and interest, according to the agreements; and
(iv)	Wholesale basis customers - municipal governments. This balance refers to the sale of treated water to municipalities, which are responsible for distributing to, billing, and charging final customers.

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(b)	The aging of trade receivables is as follows:

	Parent Company
	September 30, 2024	December 31, 2023

Current	2,980,685	2,635,280
Past-due:
Up to 30 days	573,545	627,472
From 31 to 60 days	266,856	271,476
From 61 to 90 days	165,298	181,639
From 91 to 120 days	154,079	127,421
From 121 to 180 days	262,046	290,610
From 181 to 360 days	55,246	57,289
Over 360 days	855,208	1,039,420
Total past-due	2,332,278	2,595,327

Total	5,312,963	5,230,607

	Consolidated
	September 30, 2024	December 31, 2023

Current	2,984,353	2,723,975
Past-due:
Up to 30 days	574,674	627,986
From 31 to 60 days	267,239	271,476
From 61 to 90 days	165,521	181,639
From 91 to 120 days	154,290	127,421
From 121 to 180 days	262,304	290,610
From 181 to 360 days	55,383	57,289
Over 360 days	855,208	953,536
Total past-due	2,334,619	2,509,957

Total	5,318,972	5,233,932

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(c)	Allowance for doubtful accounts

	Parent Company and Consolidated	Parent Company and Consolidated
Changes in assets	January to September 2024	January to September 2023

Balance at the beginning of the period	1,377,209	1,428,517
Creation/(reversal) of losses	104,502	108,351
Recoveries	(145,068)	(47,500)

Balance at the end of the period	1,336,643	1,489,368

	Parent Company and Consolidated		Parent Company and Consolidated
Reconciliation of estimated/historical losses at the result	July to September 2024	January to September 2024	July to September 2023	January to September 2023

Write-offs	(154,354)	(440,290)	(142,675)	(474,108)
(Losses)/reversal with state entities – related parties	(926)	(2,432)	(1,368)	(1,936)
(Losses)/reversal with the private sector/government entities	(24,407)	(104,502)	(30,680)	(108,351)
Recoveries	39,694	145,068	18,059	47,500

Amount recorded as expense (Note 28)	(139,993)	(402,156)	(156,664)	(536,895)

The Company does not have customers individually representing 10% or more of its total revenues.

(d)	Registered warrants

The Company has registered warrants issued as a result of final and unappealable lawsuits for the collection of unpaid water and sewage bills from public entities. These bills are considered allowance for doubtful accounts ('PECLD') in their entirety, and the updated values of said bills, calculated according to the respective registered warrants, are not recognized due to uncertainties regarding their realization.

As of September 30, 2024, the Company has registered warrants issued in its favor, currently totaling R$ 3,174,559 (R$ 3,085,265 as of December 31, 2023), which, as mentioned above, are fully provisioned at their original value and do not have their respective updates recognized in the quarterly information.

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The reversal of the PECLD for the original bills and their update are recognized when uncertainties regarding their realization are mitigated, i.e. when the realization value becomes determinable due to the predictability of the commencement of its receipt or when negotiated with third parties.

The Company’s registered warrants are as follows:

	Parent Company and Consolidated
Debtor	September 30, 2024	December 31, 2023
Municipality of São Paulo	3,100,894	3,042,927
Municipality of Ferraz de Vasconcelos	27,129	-
Municipality of Cachoeira Paulista	15,189	15,456
Municipality of Agudos	13,711	14,964
Other	17,636	11,918
Total	3,174,559	3,085,265

Additionally, the Company negotiated registered warrants for overdue bills with the municipalities of Guarulhos, Santo André, and Mauá in previous fiscal years, which are currently suspended as they serve as collateral for the fulfillment of contracts entered into with these municipalities.

As of May 09, 2024, the Board of Directors approved the adherence to the Notice for agreement 1/2024 from the Municipality of São Paulo (PMSP), whose adherence deadline ended on June 30, 2024. The objective of said Notice was the presentation of direct agreement proposals by holders of registered warrants.

For the adherence to be effective, approval by the Registered Warrants Conciliation Chamber of the Municipal Attorney General Office (PGM) and other subsequent procedures according to the Notice would be required. SABESP could withdraw the proposal at any time, provided it is before the payment made by the Board of Registered Warrants Executions and Calculations of the São Paulo State Court of Justice (DEPRE TJSP), as provided in the Notice.

As of October 21, 2024, the Registered Warrants Conciliation Chamber of the Attorney General Office of the Municipality of São Paulo approved part of the agreement proposals submitted by SABESP for the settlement of registered warrant credits under the Call Notice for agreement 1/2024.

The restated amounts of the registered warrants, object to the approved agreements, total R$ 701 million. A discount rate will be applied to these amounts based on the chronological order of payment, as outlined in item 1 of the Call Notice, and according to the calculations to be carried out by DEPRE TJSP, as follows: (i) 20% for credits from 2009 and 2010; (ii) 25% for credits from 2011 and 2012; (iii) 30% for credits from 2013 and 2014; (iv) 35% for credits from 2015 and 2019; and (v) 40% for credits from 2020 and 2024.

SABESP is expected to receive R$ 455 million, of which R$ 88 million in principal and R$ 367 million in restatement within approximately four months.

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The Company does not expect changes in the recognition method of the municipality of São Paulo's registered warrants until the uncertainties related to their receipt are resolved.

10	Related-party balances and transactions

(a)	São Paulo State

Accounts receivable, interest on capital, revenue, and expenses

	Parent Company
	September 30, 2024	December 31, 2023
Accounts receivable
Current:
Sanitation services	168,433	169,508
Allowance for losses	(52,930)	(50,498)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow	47,471	36,241
- GESP Agreement – 2015	109,649	106,022

Total current	272,623	261,273

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	912,695	933,911

Total noncurrent	914,056	935,272

Total receivables	1,186,679	1,196,545

Assets:
Sanitation services	116,864	120,371
Reimbursement of additional retirement and pension benefits paid (G0)	1,069,815	1,076,174

Total	1,186,679	1,196,545

Liabilities:
Interest on capital payable	-	420,564

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	Consolidated
	September 30, 2024	December 31, 2023
Accounts receivable
Current:
Sanitation services	168,469	169,515
Allowance for losses	(52,930)	(50,498)
Reimbursement of additional retirement and pension benefits paid (G0):
- Monthly flow	47,471	36,241
- GESP Agreement – 2015	109,649	106,022

Total current	272,659	261,280

Noncurrent:
Agreement for the installment payment of sanitation services	1,361	1,361
Reimbursement of additional retirement and pension benefits paid (G0):
- GESP Agreement – 2015	912,695	933,911

Total noncurrent	914,056	935,272

Total receivables	1,186,715	1,196,552

Assets:
Sanitation services	116,900	120,378
Reimbursement of additional retirement and pension benefits paid (G0)	1,069,815	1,076,174

Total	1,186,715	1,196,552

Liabilities:
Interest on capital payable	-	420,564

	Parent Company
	July to September 2024	January to September 2024	July to September 2023	January to September 2023

Revenue from sanitation services	106,225	330,403	203,859	565,640
Payments from related parties	97,634	318,386	(197,895)	(541,084)

Payment received from reimbursement referring to Law 4,819/1958	(29,672)	(151,374)	(42,713)	(146,665)

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	Consolidated
	July to September 2024	January to September 2024	July to September 2023	January to September 2023

Revenue from sanitation services	106,225	330,403	203,859	565,640
Payments from related parties	97,634	318,386	(197,895)	(541,084)

Payment received from reimbursement referring to Law 4,819/1958	(29,672)	(151,374)	(42,713)	(146,665)

The information below refers to the Parent Company’s and Consolidated’s balances and transactions.

(i)	Disputed Amounts

As of September 30, 2024 and December 31, 2023, the disputed amounts between SABESP and the São Paulo State, referring to additional retirement and pension benefits paid (Law 4,819/1958), totaled R$ 1,654,810 and R$ 1,583,449, respectively, for which allowances for doubtful accounts were created for the total amount.

(ii)	Actuarial Liability

The Company recognized an actuarial liability corresponding to additional retirement and pension benefits paid to employees, retired employees, and pensioners of the G0 Plan. As of September 30, 2024, and December 31, 2023, the amounts corresponding to the actuarial liability totaled R$ 2,087,212 and R$ 2,098,622, respectively. For detailed information on additional retirement and pension benefits, see Note 22.

(b)	Use of Reservoirs – EMAE

Empresa Metropolitana de Águas e Energia S.A. (EMAE) planned to receive the credit and obtain financial compensation for alleged past and future losses in electricity generation arising from water collection, and compensation for costs already incurred and to be incurred with the operation, maintenance, and inspection of the Guarapiranga and Billings reservoirs used by SABESP in its operations.

As of October 28, 2016, the Company entered into an agreement based on a Private Transaction Agreement and Other Covenants to fully and completely settle the disputes and SABESP will continue using the reservoirs.

As of September 30, 2024, the balance of the agreement totaled R$ 9,660 and R$ 108,810 (R$ 8,876 and R$ 99,279 as of December 31, 2023), recorded in Other liabilities, under current and noncurrent liabilities, respectively.

As of August 2, 2024, the São Paulo State Government completed the sale of its equity interest in EMAE, which has not been considered a related party to the Company since that date.

(c)	Agreements with reduced tariffs for State Entities that join the Rational Water Use Program (PURA)

The Company has agreements with government entities related to the São Paulo State Government that benefit them with a 25% discount on water supply and sewage services tariffs when they are not in default. These agreements provide for the implementation of the rational water use program, which provides for water consumption reduction.

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(d)	Guarantees

The São Paulo State provides guarantees for some of the Company’s borrowings and financing and does not charge any related fees. See Note 17.

(e)	Personnel assignment agreement among entities related to the São Paulo State Government

The Company had personnel assignment agreements with entities related to the São Paulo State Government, whose expenses were fully charged.

From July to September 2024 and from January to September 2024, expenses with employees assigned to other state entities totaled R$ 570 and R$ 5,669 (R$ 2,404 and R$ 5,001 from July to September 2023 and from January to September 2023), respectively.

No expenses with employees from other entities assigned to the Company were recorded from July to September and from January to September 2024 and in the same periods in 2023.

(f)	Non-operating assets

As of September 30, 2024 and December 31, 2023, the Company had an amount of R$ 3,613 related to land and lent structures.

(g)	SABESPREV

The Company sponsors a defined benefit plan (G1 Plan), which is operated and administered by SABESPREV. The net actuarial liability recognized until September 30, 2024, totaled R$ 19,082 (R$ 44,249 as of December 31, 2023). See Note 22.

(h)	Compensation of the Fiscal Council and Management

From July to September and from January to September 2024, expenses related to the compensation of the members of the Management and Fiscal Council totaled R$ 2,325 and R$ 7,242 (R$ 2,320 and R$ 6,110 from July to September and from January to September 2023), respectively.

From July to September and from January to September 2024, additional amounts of R$ 540 and R$ 1,620 (R$ 430 and R$ 1,299 from July to September and from January to September 2023), respectively, from the management bonus program were recorded.

(i)	Loan agreement through credit facility

The Company holds interests in certain Special Purpose Entities (SPEs), in which it does not hold the majority interest but has cast vote and power of veto in some matters but cannot use such power of veto in a way to affect the returns of its investments. Therefore, these SPEs are considered for accounting purposes as joint arrangements.

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Águas de Andradina

The Company entered into a loan agreement through a credit facility with SPE Águas de Andradina S/A to finance the operations of that company.

September 30, 2024, the balance of principal and interest of this agreement was R$ 3,874, recorded in “Other assets” in the current assets line (R$ 694 and R$ 2,814, in current and noncurrent assets, respectively), at CDI + 3% p.a.

This agreement was executed on August 17, 2021. The amount of principal, adjustment, accrued interest, and any other taxes must be paid in full by August 31, 2025.

Sabesp Olímpia

The Company formalized a loan agreement through a credit facility with Sabesp Olímpia S/A, making available the necessary funds for the payment of the installments of the Fixed Concession Fee to the Municipality of Estância Turística de Olímpia, which was a prerequisite for the signing of the water and sewage concession agreement.

As of September 30, 2024, the balance of principal and interest of this agreement totaled R$ 2,844 and R$ 165,584, recorded in “Other assets” under current and noncurrent assets (R$ 0 and R$ 78,611, respectively, as of December 31, 2023), at CDI + 2% p.a.

The agreement referring to the first installment was executed on September 26, 2023. The principal and the accumulated interest on the principal must be fully repaid by September 2040.

The agreement referring to the second installment is being formalized. The principal and the accumulated interest on the principal must be fully repaid by September 2041.

(j)	FEHIDRO

The Company has financing agreements under the State Fund for Water Resources (FEHIDRO). These funds will be aimed at the execution of works and sewage services. As of September 30, 2024, the balance of these financings totaled R$ 2,574 (R$ 1,278 as of December 31, 2023).

(k)	Privatization Process

According to Article 7 of Law 9,361/1996, the controlling shareholder will be reimbursed, upon the privatization, for the contracting of independent audit firms, law firms, opinions, or specialized studies necessary to the privatization.

The amount to be reimbursed by the São Paulo State as of September 30, 2024 was R$ 34,760, recorded under “Other assets”.

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11	Investments

The Company holds interests in certain Special Purpose Entities (SPE). Although SABESP has no majority shares of its investees, the shareholders’ agreement provides for the power of veto in certain management matters, however, it cannot use such power of veto in a way to affect the returns over the investments, implying a mutually shared control (joint venture – CPC 19 (R2)), except when SABESP Olímpia, in which the Company holds a stake of 100% and meets the control requirements, consolidated this SPE, according to the Accounting Policy described in Note 2023 to the Annual Financial Statements as of December 31, 2023.

The Company holds equity interest valued by the equity accounting in the following investees:

	Equity		Contribution	Dividends	Profit (loss) for the period
	September 30, 2024	December 31, 2023	January to September 2024	January to September 2024	January to September 2024	(*)	January to September 2023
Sesamm	76,265	61,275	-	-	14,990	-	16,108
Águas de Andradina	37,144	34,088	-	(1,068)	4,124	-	2,246
Águas de Castilho	8,296	12,784	-	(6,157)	1,669	-	1,549
Attend Ambiental	56,703	43,263	-	-	13,440	-	13,895
Aquapolo Ambiental	131,929	102,442	-	-	29,487	-	26,810
Paulista Geradora de Energia - PGE (**)	41,751	42,307	590	-	(1,146)	-	(1,144)
Cantareira SP Energia	10,565	10,650	-	-	(85)	-	(496)
Barueri Energia Renovável (***)	252,933	63,309	201,172	-	(10,964)	(584)	(9,467)
Infranext Soluções em Pavimentação	4,023	4,699	-	-	(653)	(23)	(1,806)
Sabesp Olímpia	(12,323)	(3,066)	-	-	(9,257)	-	(2,076)

(*)       The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s financial statements.

(**) In 2023, a contribution of R$ 20,600 was defined, with Servtec and Tecniplan paying R$ 14,860 of this amount in the same year. In 2024, Servtec and Tecniplan paid the remaining amount of R$ 590, with the total paid-in amount corresponding to a 75% equity interest. As of September 30, 2024, SABESP had an outstanding payable amount of R$ 5,150.

(***) Former Foxx URE-BA Ambiental.

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	Parent Company
	Investments		Contribution	Dividends	Reclassification (***)	Equity accounting				Interest percentage
	September 30, 2024	December 31, 2023	January to September 2024	January to September 2024	January to September 2024	January to September 2024	Reversal	(*)	January to September 2023	September 30, 2024	December 31, 2023
Sesamm	27,455	22,059	-	-	-	5,396	-	-	5,799	36%	36%
Águas de Andradina	11,142	10,225	-	(320)	-	1,237	-	-	673	30%	30%
Águas de Castilho	2,489	3,835	-	(1,847)	-	501	-	-	465	30%	30%
Attend Ambiental	25,517	19,469	-	-	-	6,048	-	-	6,253	45%	45%
Aquapolo Ambiental	64,645	50,196	-	-	-	14,449	-	-	13,137	49%	49%
Paulista Geradora de Energia	6,575	6,861	-	-	-	(286)	-	-	(286)	25%	25%
Cantareira SP Energia	5,170	5,212	-	-	-	(42)	-	-	(243)	49%	49%
Barueri Energia Renovável	50,587	12,663	40,234	-	-	(2,193)	-	(117)	(1,893)	20%	20%
Infranext Soluções em Pavimentação	-	-	-	-	(608)	(235)	853	(10)	(813)	45%	45%
Sabesp Olímpia	-	-	-	-	9,257	(9,257)		-	(2,076)	100%	100%
Total	193,580	130,520	40,234	(2,167)	8,649	15,618	853	(127)	21,016
Barueri Energia Renovável – Fair value (**)	24,566	25,244
Other investments	6,099	6,099
Overall total	224,245	161,863

(*)       The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s financial statements.

(**) The amount presented refers to the fair value adjustment in the acquisition of Barueri Energia Renovável in 2024.

(***) The amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities.

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	Consolidated
	Investments		Contribution	Dividends	Reclassification (***)	Equity accounting			Interest percentage
	September 30, 2024	December 31, 2023	January to September 2024	January to September 2024	January to September 2024	January to September 2024	Reversal	(*)	January to September 2023	September 30, 2024	December 31, 2023
Sesamm	27,455	22,059	-	-	-	5,396	-	-	5,799	36%	36%
Águas de Andradina	11,142	10,225	-	(320)	-	1,237	-	-	673	30%	30%
Águas de Castilho	2,489	3,835	-	(1,847)	-	501	-	-	465	30%	30%
Attend Ambiental	25,517	19,469	-	-	-	6,048	-	-	6,253	45%	45%
Aquapolo Ambiental	64,645	50,196	-	-	-	14,449	-	-	13,137	49%	49%
Paulista Geradora de Energia	6,575	6,861	-	-	-	(286)	-	-	(286)	25%	25%
Cantareira SP Energia	5,170	5,212	-	-	-	(42)	-	-	(243)	49%	49%
Barueri Energia Renovável	50,587	12,663	40,234	-	-	(2,193)	-	(117)	(1,893)	20%	20%
Infranext Soluções em Pavimentação	-	-	-	-	(608)	(235)	853	(10)	(813)	45%	45%
Total	193,580	130,520	40,234	(2,167)	(608)	24,875	853	(127)	23,092
Barueri Energia Renovável – Fair value (**)	24,566	25,244
Other investments	6,099	6,099
Overall total	224,245	161,863

(*)        The amount presented refers to changes in the equity of the investee, as its financial statements for the year ended December 31, 2023 were issued after the disclosure of SABESP’s financial statements.

(**) The amount presented refers to the fair value adjustment in the acquisition of Barueri Energia Renovável in 2024.

(***) The amount of the investee’s loss exceeding the investment was reclassified to Noncurrent Liabilities.

As of July 02, 2024, Barueri Energia Renovável S.A. (“Barueri Energia”) issued simple debentures, not convertible into shares, with additional personal guarantees, in a single series, totaling R$ 395,000, to finance the investments expected in its business plan. SABESP pledged its shareholding as a collateral for the issue and provided an Equity Support Agreement (ESA) as security instruments, observing the limit of its shareholding to 20% of the transaction value, i.e. R$ 79,000.

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12	Investment properties

	Parent Company and Consolidated
	December 31, 2023	Depreciation	September 30, 2024

Investment properties	46,678	(36)	46,642

	Parent Company
	December 31, 2022	Depreciation	September 30, 2023

Investment properties	46,726	(36)	46,690

As of September 30, 2024, the market value of these properties was approximately R$ 452,700 (R$ 393,600 as of December 31, 2023).

13	Contract asset

	Parent Company
	December 31, 2023	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	September 30, 2024 (iii)

Total contract asset	7,393,096	3,972,218	1,971	(4,539,545)	6,827,740

	Consolidated
	December 31, 2023	Additions (i)	Transfers	Transfers of works to intangible assets (ii)	September 30, 2024 (iii)

Total contract asset	7,393,096	3,976,081	1,971	(4,539,545)	6,831,603

As of September 30, 2024 and December 31, 2023, the contract asset had no amounts recognized as leases.

	Parent Company and Consolidated
	December 31, 2022	Additions	Transfers	Transfers of works to intangible assets	September 30, 2023

Total contract asset	8,613,968	3,734,020	384	(4,458,416)	7,889,956

As of September 30, 2023, the contract asset did not include any amounts recorded as a lease (R$ 276,893 as of December 31, 2022). Leases were part of construction costs and, since June 2020, additional works had been executed by the Company.

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(i)	The largest additions in the period were located in the municipalities of São Paulo, Guarulhos, and Itanhaém, totaling R$ 1,650 million, R$ 358 million, and R$ 111 million, respectively.
(ii)	The largest transfers in the period were located in the municipalities of São Paulo, Guarulhos, and Itanhaém, totaling R$ 1,705 million, R$ 228 million, and R$ 224 million, respectively.
(iii)	The largest works were located in the municipalities of São Paulo, Guarulhos, and Francisco Morato, totaling R$ 1,998 million, R$ 383 million, and R$ 236 million, respectively.

(a)	Capitalization of interest and other finance charges

The Company capitalizes interest, inflation adjustments, and exchange variations in the contract asset during the construction period. From January to September 2024, the Company capitalized R$ 439,779 (R$ 499,614 from January to September 2023).

(b)	Construction margin

The Company is primarily responsible for the construction and installation of the concession infrastructure, either by using its employees or contracting third parties, and is significantly exposed to its risks and benefits. Accordingly, the Company recognizes revenue from construction services corresponding to construction costs increased by gross margin.

Constructions related to the concessions are usually performed by third parties. In such a case, the margin is lower to cover administration costs and the assumption of responsibility for primary risks. As of September 30, 2024 and 2023, the margin was 2.3%.

From July to September and from January to September 2024, the construction margins were R$ 34,431 and R$ 93,125 (R$ 29,657 and R$ 84,577 from July to September and from January to September 2023), respectively.

(c)	Expropriations

As a result of the construction of priority projects related to water and sewage systems, the Company is required to expropriate third-party properties, whose owners are compensated either amicably or through court.

The costs of such expropriations are recorded in the contract asset during the execution of the works. From July to September and from January to September 2024, expropriations totaled R$ 38,586 and R$ 50,860 (R$ 3,336 and R$ 48,059 from July to September and from January to September 2023), respectively.

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14	Intangible assets

(a)	Statement of financial position details

	Parent Company
	September 30, 2024			December 31, 2023
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	-	-	-	747,925	(241,808)	506,117
Concession agreements – economic value	-	-	-	1,686,384	(1,048,624)	637,760
Concession agreements - others	110,843	(51,882)	58,961	-	-	-
Program contracts	-	-	-	30,267,977	(9,583,480)	20,684,497
Contract Commitments	4,437,857	(555,551)	3,882,306	1,709,757	(497,731)	1,212,026
Service contracts – São Paulo	-	-	-	29,161,286	(8,967,701)	20,193,585
Concession Agreements URAE-1	58,805,613	(21,679,209)	37,126,404	-	-	-
Software license of use	1,360,580	(892,209)	468,371	1,300,504	(787,280)	513,224
Right of use – Other assets	240,143	(96,239)	143,904	217,204	(99,144)	118,060
Total	64,955,036	(23,275,090)	41,679,946	65,091,037	(21,225,768)	43,865,269

	Consolidated
	September 30, 2024			December 31, 2023
	Cost	Accumulated amortization	Net	Cost	Accumulated amortization	Net
Intangible right arising from:
Concession agreements – equity value	-	-	-	747,925	(241,808)	506,117
Concession agreements – economic value	-	-	-	1,686,384	(1,048,624)	637,760
Concession agreements – new contracts	148,000	(4,111)	143,889	148,000	(411)	147,589
Concession agreements - others	110,843	(51,882)	58,961	-	-	-
Program contracts	-	-	-	30,267,977	(9,583,480)	20,684,497
Contract Commitments	4,437,857	(555,551)	3,882,306	1,709,757	(497,731)	1,212,026
Service contracts – São Paulo	-	-	-	29,161,286	(8,967,701)	20,193,585
Concession Agreements URAE-1	58,805,613	(21,679,209)	37,126,404	-	-	-
Software license of use	1,360,580	(892,209)	468,371	1,300,504	(787,280)	513,224
Right of use – Other assets	240,143	(96,239)	143,904	217,204	(99,144)	118,060
Total	65,103,036	(23,279,201)	41,823,835	65,239,037	(21,226,179)	44,012,858

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(b)	Changes

	Parent Company
	December 31, 2023	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	Transfer to Financial Assets	September 30, 2024
Intangible right arising from:
Concession agreements – equity value	506,117	-	13,216	(508,709)	(21)	(10,603)	-	-
Concession agreements – economic value	637,760	(180)	13,005	(576,439)	-	(74,146)	-	-
Concession agreements - others	-	-	2,476	57,445	-	(960)	-	58,961
Program contracts	20,684,497	-	1,392,258	(21,469,330)	(1,020)	(606,405)	-	-
Contract Commitments	1,212,026	2,728,100	-	-	-	(57,820)	-	3,882,306
Service contracts – São Paulo	20,193,585	-	801,993	(20,278,341)	(1,327)	(715,910)	-	-
Concession Agreements UARE-1 (*)	-	17,271	2,280,832	42,752,315	(3,074)	(495,788)	(7,425,152)	37,126,404
Software license of use	513,224	21,204	35,765	2,878	-	(104,700)	-	468,371
Right of use – Other assets	118,060	84,048	-	-	(46)	(58,158)	-	143,904
Total	43,865,269	2,850,443	4,539,545	(20,181)	(5,488)	(2,124,490)	(7,425,152)	41,679,946

	Consolidated
	December 31, 2023	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	Transfer to Financial Assets	September 30, 2024
Intangible right arising from:
Concession agreements – equity value	506,117	-	13,216	(508,709)	(21)	(10,603)	-	-
Concession agreements – economic value	637,760	(180)	13,005	(576,439)	-	(74,146)	-	-
Concession agreements – new contracts	147,589	-	-	-	-	(3,700)	-	143,889
Concession agreements - others	-	-	2,476	57,445	-	(960)	-	58,961
Program contracts	20,684,497	-	1,392,258	(21,469,330)	(1,020)	(606,405)	-	-
Contract Commitments	1,212,026	2,728,100	-	-	-	(57,820)	-	3,882,306
Service contracts – São Paulo	20,193,585	-	801,993	(20,278,341)	(1,327)	(715,910)	-	-
Concession Agreements URAE-1 (*)	-	17,271	2,280,832	42,752,315	(3,074)	(495,788)	(7,425,152)	37,126,404
Software license of use	513,224	21,204	35,765	2,878	-	(104,700)	-	468,371
Right of use – Other assets	118,060	84,048	-	-	(46)	(58,158)	-	143,904
Total	44,012,858	2,850,443	4,539,545	(20,181)	(5,488)	(2,128,190)	(7,425,152)	41,823,835

(*) As of September 30, 2024, the lines Concession agreements URAE-1, included leases totaling R$ 36,520 and R$ 311,675 (R$ 43,738 and R$ 330,941 as of December 31, 2023), respectively.

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	Parent Company
	December 31, 2022	Additions	Transfer of contract asset	Transfers	Write-offs and disposals	Amortization	September 30, 2023
Intangible right arising from:
Concession agreements – equity value (*)	499,326	4	19,161	(925)	(299)	(14,665)	502,602
Concession agreements – economic value	652,039	3	63,182	62	(120)	(94,480)	620,686
Program contracts (*)	18,337,459	473	2,060,625	78,782	(4,131)	(791,622)	19,681,586
Program contracts – commitments	1,264,992	-	-	-	-	(39,725)	1,225,267
Service contracts – São Paulo	17,870,451	4,205	2,277,462	(93,088)	(2,092)	(930,883)	19,126,055
Software license of use	595,404	-	37,986	(127)	-	(101,132)	532,131
Right of use – Other assets	75,052	107,833	-	-	(30)	(45,734)	137,121
Right of use – Investments	26,148	-	-	(26,148)	-	-	-
Total	39,320,871	112,518	4,458,416	(41,444)	(6,672)	(2,018,241)	41,825,448

(*) As of September 30, 2023, Concession agreements – equity value, and Program contracts included leases totaling R$ 46,363 and R$ 337,474 (R$ 54,356 and R$ 168,216 as of December 31, 2022), respectively.

(c)	Intangible right arising from concession agreements

The Company operates concession agreements for the provision of water supply and sewage services that define rights and obligations regarding the exploration of assets related to the provision of public services. The agreements provide for the return of the assets to the granting authority at the end of the concession period.

As of September 30, 2024, the Company operated in 375 municipalities in the São Paulo State, including the municipality of Olímpia (376 municipalities as of December 31, 2023). The agreement with URAE-1 includes 371 municipalities and is effective until 2060. The provision of services is remunerated in the form of tariffs and regulated by ARSESP.

Intangible rights arising from concession agreements include:

(i) Concession agreements – New Contracts

These refer to contracts awarded through bidding processes following the New Legal Sanitation Framework. This item presents the assets referring to the operation in the municipality of Olímpia. The assets are amortized over the contracted period or the useful life of the underlying assets, whichever is shorter.

(ii) Concession agreements - Others

Mainly refer to the assets of the agreement executed with the municipalities of Miguelópolis, Quintana, and Nova Guataporanga, which did not join URAE-1.

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(iii) Concession agreement – URAE-1

Concession Agreement 01/2024 (Agreement) between URAE-1 and the Company became effective on July 23, 2024. URAE-1 is composed of 371 municipalities.

The agreement regulates the operation of sanitation services and establishes:

•	The services the operator must provide and the municipalities where these services must be rendered;
•	The performance indicators for the provision of sanitation services regarding the quality of services rendered, coverage of services, and losses. To meet these obligations, continuous investments are made throughout the concession term. Therefore, the assets tied to the URAE-1 concession agreement may need to be replaced several times before the end of the concession;
•	At the end of the concession, infrastructure-related assets must revert to the granting authority, subject to compensation; and
•	The price is regulated through a tariff mechanism established in the concession agreements, which also defines the tariff review modalities, which should be sufficient to cover costs, the amortization of investments, and return on the capital invested.

The Agreement was executed following the New Framework for Basic Sanitation, Law 14,026/2020, which amended points in Law 11,445/2007, imposing restrictions regarding the extension of program contracts, i.e. the granting authorities can no longer contract directly and must conduct bidding processes for the services.

Under this framework, a financial asset was recognized given that there is an unconditional contractual right to receive cash or another financial asset from the grantor for construction services (indemnity), which generally must be paid before services resume, according to the contract.

In this new structure, considering the expiration date of the Contract, i.e. October 19, 2060, investments where the asset’s useful life exceeds the term of the contract will be indemnified, duly restated by the IPCA/IBGE for reversible assets and values related to work in progress that have not yet been capitalized.

Accordingly, due to the transition of the 371 agreements into a single agreement with URAE-1, since July 2024, SABESP started to recognize the financial asset that is reclassified from Intangible assets, referring to the contractual rights to receive cash (indemnity) at the end of the contract, which corresponds to investments made and not recovered, as shown in Note 15.

Furthermore, the Agreement also provides for variable transfers to the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI) as follows:

•	São Paulo: variable during the term of the agreement, as detailed below;
•	São José dos Campos: 5%
•	Other 369 municipalities: 4%

Regarding the Municipality of São Paulo, we have the following characteristics:

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(a) 7.5% of the Net Revenue between 2025 and 2040;

(b) 8% of the Net Revenue between 2041 and 2060;

(c) Of the amount mentioned in item (a), to align the implementation of municipal urban public policy with the Universalization schedule, 5.5% levied on the estimated Net Revenue for the period between 2025 and 2029 was paid by SABESP in a single installment of R$ 2,280,000 on August 22, 2024. The Municipality of São Paulo acknowledged that the amount paid represented SABESP’s settlement of its obligation regarding the early portion transferred to the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI), which will be amortized over the term of the agreement;

(d) Without prejudice to the early payment mentioned in item (c) above, to reach the total transfer percentage of 7.5% mentioned in item (a), 2.0% of Net Revenue between 2025 and 2029 will be paid by SABESP every quarter after the publication of its quarterly results;

(e) As of 2030, 7.5% of Net Revenue will be paid every quarter by SABESP until 2040, after the publication of its quarterly results; and

(f) As of 2041, 8.0% of Net Revenue will be paid every quarter by SABESP until 2060, after the publication of its quarterly results.

(iv) Contract commitments

In some contracts, the Company undertook to financially participate in social and environmental initiatives. The assets built and the financial commitments assumed in the program contracts are recorded as intangible assets and amortized on a straight-line basis under the effectiveness of the program contract.

As of September 30, 2024, the amounts not yet disbursed were recorded in “Program contract commitments” under current liabilities, totaling R$ 35 (R$ 21,969 and R$ 12,047 as of December 31, 2023), respectively.

(v) Service contracts – Municipality of São Paulo

Refers to the operations with the Municipality of São Paulo, with which the Company executed, along with the State, a contract to provide water supply and sewage services, on June 23, 2010, for 30 years, extendable for another 30 years. With the completion of the privatization process and the signing of the agreement with URAE-1, on July 23, 2024, the agreement with the Municipality of São Paulo is now included within URAE-1.

(d)	Public-Private Partnership - PPP

SABESP carries out operations related to the São Lourenço PPP. Such transactions, along with their corresponding guarantees and obligations, are supported by a contract established based on Law 11,079/2004.

In June 2008, SABESP and Alto Tietê PPP (SPAT Saneamento S/A) executed a service agreement for 15 years, with operations ending in October 2011 after conclusion of the works. The end of the obligations related to this PPP occurred in February 2024.

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The amounts recorded in intangible assets are as follows:

	Parent Company and Consolidated
	September 30, 2024	December 31, 2023
Alto Tietê	223,006	235,224
São Lourenço	2,428,628	2,556,002
Total	2,651,634	2,791,226

As of September 30, 2024 and December 31, 2023, the obligations assumed by the Company are as follows:

	Parent Company and Consolidated
	September 30, 2024			December 31, 2023
	Current liabilities	Noncurrent liabilities	Total liabilities	Current liabilities	Noncurrent liabilities	Total liabilities

Alto Tietê	-	-	-	52,762	-	52,762
São Lourenço	444,264	2,797,417	3,241,681	435,164	2,798,688	3,233,852
Total	444,264	2,797,417	3,241,681	487,926	2,798,688	3,286,614

(e)	Amortization of Intangible Assets

The average amortization rate totaled 2.8% and 4.9% as of September 30, 2024 and 2023, respectively. The average rate decreased after the signing of the new agreement with URAE-1, described in Note 14 (c) (iii) given that the new agreement is effective until October 19, 2060.

(f)	Leases and right of use

	Parent Company and Consolidated
Nature	September 30, 2024	December 31, 2023

Leases - Concession and Program Contract
Cost	589,442	588,600
Accumulated amortization	(241,247)	(213,921)
(=) Net	348,195	374,679

Right of use – Other assets
Vehicles	216,431	205,593
Properties	22,135	11,566
Equipment	1,577	45

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	Parent Company and Consolidated
Nature	September 30, 2024	December 31, 2023

Accumulated amortization	(96,239)	(99,144)
(=) Net	143,904	118,060

Total - Leases and Right of use	492,099	492,739

The lease liability corresponds to total future fixed lease payments, adjusted to present value, considering an incremental rate on borrowings. For further information, see Note 17.

The table below shows the impact on the Company’s result:

Impact on the result
	Parent Company and Consolidated	Parent Company and Consolidated
	September 30, 2024	September 30, 2023

Right of use amortization	(85,949)	(67,629)
Financial result – interest expense and inflation adjustment	(98,171)	(55,130)
Expenses of short-term leases with low value	(19,788)	(17,082)
Reduction of profit for the period	(203,908)	(139,841)

(g)	Performance Agreements

As of September 30, 2024, the accounting balances of the agreements in force recorded in contract asset and intangible assets were R$ 273,432 and R$ 1,940,857 (R$ 183,876 and R$ 2,191,361 as of December 31, 2023), respectively.

15	Financial Asset

With the completion of the privatization process and signing of the agreement with URAE-1 in July 2024, which resulted in a single agreement covering 371 municipalities with a new expiration day in 2060, providing greater legal security and granting an unconditional right to receive cash at the end of the concession, the Company recognized a modification in the agreement, leading to a bifurcation of concession assets considering the contractual right that reversible and not fully amortized investments by the end of the agreement must be compensated.

The impacts of Income Tax and Social Contribution and PIS and Cofins will be deferred until the time of their realization.

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The change in the balance of the Financial Asset resulting from the concession agreement with URAE-1 is as follows:

	Parent Company and Consolidated
	December 31, 2023	Transfer of Intangible asset (a)	Update of the Financial Asset (b)	September 30, 2024
Financial Asset
Concession Agreements URAE-1	-	7,425,152	8,819,847	16,244,999
Total	-	7,425,152	8,819,847	16,244,999

(a) Correspond to transfers (bifurcation) of intangible assets to the financial asset of the concession, which were previously recognized at their cost;

(b) Review of the financial asset considering the restatement by the IPCA, as this is the rate used by the regulatory agency for the adjustment of assets to be compensated. A total of R$ 8,757,450 was recognized at initial bifurcation, in July 2024, with the start of the agreement with URAE-1.

16	Property, plant, and equipment

(a)	Statement of financial position details

	Parent Company and Consolidated
	September 30, 2024				December 31, 2023
	Cost	Accumulated depreciation	Net	Annual average depreciation rate	Cost	Accumulated depreciation	Net	Annual average depreciation rate
Land	94,260	-	94,260	-	94,228	-	94,228	-
Buildings	130,145	(46,324)	83,821	2.4%	125,672	(44,726)	80,946	2.2%
Equipment	463,070	(322,026)	141,044	14%	443,380	(313,193)	130,187	14.2%
Transportation equipment	16,202	(11,246)	4,956	9.9%	14,625	(10,384)	4,241	9.9%
Furniture and fixtures	40,968	(17,195)	23,773	6.7%	41,049	(15,876)	25,173	6.8%
Other	171,428	(3,309)	168,119	6.5%	140,548	(764)	139,784	6.5%
Total	916,073	(400,100)	515,973	9.6%	859,502	(384,943)	474,559	9.7%

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Changes

	Parent Company and Consolidated
	December 31, 2023	Additions	Transfers	Write-offs and disposals	Depreciation	September 30, 2024
Land	94,228	-	32	-	-	94,260
Buildings	80,946	4,094	332	-	(1,551)	83,821
Equipment	130,187	24,421	8,524	(246)	(21,842)	141,044
Transportation equipment	4,241	-	1,176	-	(461)	4,956
Furniture and fixtures	25,173	631	(416)	(16)	(1,599)	23,773
Other	139,784	33,591	(2,822)	-	(2,434)	168,119
Total	474,559	62,737	6,826	(262)	(27,887)	515,973

	Parent Company and Consolidated
	December 31, 2022	Additions	Transfers	Write-offs and disposals	Depreciation	September 30, 2023
Land	94,228	-	-	-	-	94,228
Buildings	47,968	3,039	8,073	-	(908)	58,172
Equipment	120,865	28,264	8,171	(504)	(20,379)	136,417
Transportation equipment	2,495	-	2,354	-	(516)	4,333
Furniture and fixtures	23,496	5,401	(6,896)	(65)	(1,222)	20,714
Other	49,887	51,538	3,210	-	(75)	104,560
Total	338,939	88,242	14,912	(569)	(23,100)	418,424

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17	Borrowings and financing

	Parent Company and Consolidated
Borrowings and financing outstanding balance	September 30, 2024			December 31, 2023
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Local currency
12th issue debentures	-	-	-	45,450	22,385	67,835
18th issue debentures	28,197	-	28,197	46,962	-	46,962
22nd issue debentures	176,389	-	176,389	170,957	170,616	341,573
23rd issue debentures	125,000	249,328	374,328	490,810	374,279	865,089
24th issue debentures	-	529,699	529,699	-	512,122	512,122
26th issue debentures	-	1,348,440	1,348,440	-	1,302,042	1,302,042
27th issue debentures	200,000	498,881	698,881	200,000	498,634	698,634
28th issue debentures	444,100	626,650	1,070,750	127,715	1,070,457	1,198,172
29th issue debentures	-	1,343,009	1,343,009	-	1,314,136	1,314,136
30th issue debentures	125,000	748,353	873,353	125,000	873,231	998,231
31st issue debentures	-	2,934,436	2,934,436	-	-	-
32nd issue debentures	-	2,496,875	2,496,875	-	-	-
Brazilian Federal Savings Bank	120,659	1,574,220	1,694,879	108,210	1,508,275	1,616,485
Brazilian Development Bank - BNDES PAC II 9751	7,323	10,925	18,248	7,286	16,316	23,602
Brazilian Development Bank - BNDES PAC II 9752	4,961	7,442	12,403	4,936	11,107	16,043
Brazilian Development Bank - BNDES ONDA LIMPA	13,663	-	13,663	27,219	6,766	33,985
Brazilian Development Bank – BNDES TIETÊ III	201,711	504,211	705,922	200,693	652,175	852,868
Brazilian Development Bank - BNDES 2015	34,319	336,202	370,521	34,146	360,021	394,167
Brazilian Development Bank - BNDES 2014	6,672	5,194	11,866	6,638	10,107	16,745
Inter-American Development Bank – IDB 2202	181,349	1,802,983	1,984,332	181,349	1,983,615	2,164,964
Inter-American Development Bank – IDB INVEST	44,300	771,036	815,336	39,550	814,840	854,390
Inter-American Development Bank – IDB INVEST 2022	16,450	429,033	445,483	14,100	438,241	452,341
Inter-American Development Bank – IDB INVEST 2023	14,100	440,793	454,893	14,100	447,791	461,891
International Finance Corporation - IFC 2022	26,600	694,004	720,604	22,800	713,910	736,710
International Finance Corporation - IFC 2023	5,000	987,597	992,597	-	986,651	986,651
Leases (Concession Agreements, Program Contracts, and Contract Asset)	106,815	205,012	311,827	49,884	259,326	309,210
Leases (others)	94,863	73,578	168,441	68,499	73,801	142,300
Other	1,716	858	2,574	3,003	2,910	5,913
Interest and other charges	379,819	-	379,819	377,398	-	377,398
Total in local currency	2,359,006	18,618,759	20,977,765	2,366,705	14,423,754	16,790,459

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	Parent Company and Consolidated
Borrowings and financing outstanding balance	September 30, 2024			December 31, 2023
Financial institution	Current	Noncurrent	Total	Current	Noncurrent	Total
Foreign currency
Inter-American Development Bank - IDB 1212 – US$ 10,278 thousand (US$ 20,556 thousand in December 2023)	55,996	-	55,996	49,759	49,759	99,518
Inter-American Development Bank - IDB 4623 – US$ 152,187 thousand (US$ 152,187 thousand in December 2023)	-	803,770	803,770	-	712,449	712,449
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 111,425 thousand (US$ 78,197 thousand in December 2023)	33,123	558,434	591,557	29,433	477,554	506,987
JICA 15 – ¥ 5,762,150 thousand (¥ 6,914,580 thousand in December 2023)	43,827	175,308	219,135	39,437	197,180	236,617
JICA 18 – ¥ 5,180,800 thousand (¥ 6,216,960 thousand in December 2023)	39,405	157,517	196,922	35,457	177,168	212,625
JICA 17 – ¥ 3,320,004 thousand (¥ 3,464,352 thousand in December 2023)	10,979	114,540	125,519	9,879	107,880	117,759
JICA 19 – ¥ 22,668,975 thousand (¥ 24,482,493 thousand in December 2023)	68,968	791,688	860,656	62,059	774,200	836,259
Interest and other charges	25,912	-	25,912	23,677	-	23,677
Total in foreign currency	278,210	2,601,257	2,879,467	249,701	2,496,190	2,745,891

Total borrowings and financing	2,637,216	21,220,016	23,857,232	2,616,406	16,919,944	19,536,350

Exchange rates as of September 30, 2024: US$ 5.4481; ¥ 0.03803 (as of December 31, 2023: US$ 4.8413; ¥ 0.03422).

As of September 30, 2024, the Company did not have balances of borrowings and financing raised during the year, maturing within 12 months.

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Local currency	Guarantees	Maturity	Annual interest rate	Inflation adjustment

12th issue debentures	Own funds	2025	TR + 9.5%
18th issue debentures	Own funds	2024	TJLP + 1.92% (series 1 and 3) and 8.25% (series 2)	IPCA (series 2)
22nd issue debentures	Own funds	2025	CDI + 0.58% (series 1) and CDI+ 0.90% (series 2) and 6.0% (series 3)	IPCA (series 3)
23rd issue debentures	Own funds	2027	CDI + 0.49% (series 1) and CDI+ 0.63% (series 2)
24th issue debentures	Own funds	2029	3.20% (series 1) and 3.37% (series 2)	IPCA (series 1 and 2)
26th issue debentures	Own funds	2030	4.65% (series 1) and 4.95% (series 2)	IPCA (series 1 and 2)
27th issue debentures	Own funds	2027	CDI + 1.60% (series 1) and CDI+ 1.80% (series 2) and 2.25% (series 3)
28th issue debentures	Own funds	2028	CDI + 1.20% (series 1) and CDI+ 1.44% (series 2) and 1.60% (series 3)
29th issue debentures	Own funds	2036	CDI + 1.29% (series 1), 5.3058% (series 2), and 5.4478% (series 3)	IPCA (series 2 and 3)
30th issue debentures	Own funds	2029	CDI + 1.30% (series 1) and CDI+ 1.58% (series 2)
31st issue debentures	Own funds	2034	CDI +0.49 (series 1) and CDI+1.10% (series 2) and CDI+1.31% (series 3)
32nd issue debentures	Own funds	2026	CDI+ 0.30%
Brazilian Federal Savings Bank	Own funds	2024/2042	5% to 9.5%	TR
Brazilian Development Bank - BNDES PAC II 9751	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES PAC II 9752	Own funds	2027	TJLP + 1.72%
Brazilian Development Bank - BNDES ONDA LIMPA	Own funds	2025	TJLP + 1.92%
Brazilian Development Bank – BNDES TIETÊ III	Own funds	2028	TJLP + 1.66%
Brazilian Development Bank - BNDES 2015	Own funds	2035	TJLP + 2.18%
Brazilian Development Bank - BNDES 2014	Own funds	2026	TJLP + 1.76%
Inter-American Development Bank – IDB 2202	Government	2035	CDI + 0.86%
Inter-American Development Bank – IDB INVEST	Own funds	2034	CDI+ 1.90% and CDI 2.70%
Inter-American Development Bank – IDB INVEST 2022	Own funds	2036	CDI + 2.50%
Inter-American Development Bank – IDB INVEST 2023	Own funds	2036	CDI + 0.50%
International Finance Corporation - IFC	Own funds	2032	CDI + 2.00%
Leases (Concession Agreements, Program Contracts, and Contract Asset)		2035	7.73% to 10.12%	IPC
Leases (others)		2042	9.74% to 15.24%
Other	Own funds	2025	3% (FEHIDRO); TJLP + 1.5% (FINEP)

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Foreign currency	Guarantees	Maturity	Annual interest rate	Exchange variation	Hedge Cost (*)

Inter-American Development Bank - IDB 1212 – US$ 10,278 thousand	Government	2025	SOFR +5.34%	US$	DI -0.47% p.a.
Inter-American Development Bank - IDB 4623 – US$ 152,187 thousand	Government	2044	SOFR + 6.50940%	US$	DI -0.06% p.a.
International Bank for Reconstruction and Development (IBRD) – IBRDs 7662 and 8916 - US$ 111,425 thousand	Government	2034	SOFR + 5.89% and 6.99%	US$	DI -0.66% p.a. and DI +0.41% p.a.
JICA 15 – ¥ 5,762,150 thousand	Government	2029	1.8% and 2.5%	Yen	DI +0.82% p.a.
JICA 18 – ¥ 5,180,800 thousand	Government	2029	1.8% and 2.5%	Yen	DI +0.79% p.a.
JICA 17 – ¥ 3,320,004 thousand	Government	2035	1.2% and 0.01%	Yen	DI -0.25% p.a.
JICA 19 – ¥ 22,668,975 thousand	Government	2037	1.7% and 0.01%	Yen	DI +0.32% p.a.

(*) Operations started in mid-April 2024 and will be effective until December 12, 2024.

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(i)       Payment schedule – accounting balances as of September 30, 2024

	Parent Company and Consolidated
	2024	2025	2026	2027	2028	2029	2030 to 2044	TOTAL
LOCAL CURRENCY
Debentures	228,197	1,320,005	3,717,186	1,399,392	669,215	1,305,585	3,234,777	11,874,357
Brazilian Federal Savings Bank	29,484	122,498	130,139	138,245	146,724	152,541	975,248	1,694,879
BNDES	70,586	261,810	251,841	239,041	84,680	34,319	190,346	1,132,623
IDBs - National	14,100	260,899	330,209	315,069	420,959	384,035	1,974,773	3,700,044
IFCs	11,400	44,200	61,800	80,800	123,600	181,600	1,209,801	1,713,201
Leases (Concession Agreements, Program Contracts, Contract Asset, and others)	42,374	120,480	78,501	29,834	36,876	25,729	146,474	480,268
Other	429	1,716	429	-	-	-	-	2,574
Interest and other charges	240,035	139,784	-	-	-	-	-	379,819
TOTAL IN LOCAL CURRENCY	636,605	2,271,392	4,570,105	2,202,381	1,482,054	2,083,809	7,731,419	20,977,765
FOREIGN CURRENCY
IDB	-	77,815	43,638	43,638	43,638	43,638	607,399	859,766
IBRD	-	33,123	33,123	33,123	33,123	40,607	418,458	591,557
JICA	5,490	163,179	163,179	163,179	163,179	163,076	580,950	1,402,232
Interest and other charges	22,649	3,263	-	-	-	-	-	25,912
TOTAL IN FOREIGN CURRENCY	28,139	277,380	239,940	239,940	239,940	247,321	1,606,807	2879,467
Total	664,744	2,548,772	4,810,045	2,442,321	1,721,994	2,331,130	9,338,226	23,857,232

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(II)       Changes

	Parent Company and Consolidated
	December 31, 2023	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment / exchange rate change and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	September 30, 2024

LOCAL CURRENCY
Debentures	7,534,818		5,440,478	(11,729)	76,628	19,344	(651,611)	(1,005,605)	536,489	128,269	10,452	12,077,533
Brazilian Federal Savings Bank	1,621,014		151,900	-	7,308	1,956	(95,581)	(82,771)	75,783	20,018	-	1,699,627
BNDES	1,341,472		-	-	4,386	1,801	(71,919)	(211,158)	50,297	20,893	179	1,135,951
IDB 2202	2,252,742	-	-	-	-	-	(257,571)	(181,349)	105,479	80,729	716	2,000,746
IDB INVEST 2020	900,367	-	-	-	-	-	(115,506)	(39,550)	-	82,391	496	828,198
IFC 2022	757,297	-	-	-	-	-	(48,744)	(11,400)	34,085	36,164	687	768,089
IFC 2023	1,006,642	-	-	(528)	-	-	(56,058)	-	44,896	47,108	1,081	1,043,141
IDB INVEST 2022	454,543	-	-	-	-	-	(30,006)	(7,050)	44,653	-	192	462,332
IDB INVEST 2023	464,131	-	-	-	-	-	(30,266)	(7,050)	52,443	-	52	479,310
Leases (Concession Agreements, Program Contracts, and Contract Asset)	309,210	-	-	-	-	-	(80,500)	-	83,117	-	-	311,827
Leases (others)	142,300	84,048	-	-	-	-	(23,963)	(80,486)	46,542	-	-	168,441
Other	5,923	-	1,818	-	7	-	(156)	(5,196)	141	1	32	2,570
TOTAL IN LOCAL CURRENCY	16,790,459	84,048	5,594,196	(12,257)	88,329	23,101	(1,461,881)	(1,631,615)	1,073,925	415,573	13,887	20,977,765

FOREIGN CURRENCY
IDBs	819,455	-	-	(1,953)	102,268	-	(29,872)	(53,446)	43,548	-	927	880,927
IBRD	515,015	-	53,214	(2,749)	65,979	9	(37,492)	(32,318)	31,120	139	437	593,354
JICA	1,411,421	-	-	-	143,698	431	(22,305)	(145,310)	16,571	526	154	1,405,186

TOTAL IN FOREIGN CURRENCY	2,745,891	-	53,214	(4,702)	311,945	440	(89,669)	(231,074)	91,239	665	1,518	2,879,467
Total	19,536,350	84,048	5,647,410	(16,959)	400,274	23,541	(1,551,550)	(1,862,689)	1,165,164	416,238	15,405	23,857,232

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	Parent Company and Consolidated
	December 31, 2022	Addition (lease)	Funding	Borrowing costs	Inflation adjustment and exchange rate changes	Inflation adjustment / exchange rate change and incorporated interest- Capitalized	Interest paid	Amortization	Accrued interest	Provision for interest and fees - Capitalized	Expenses with borrowing costs	September 30, 2023

LOCAL CURRENCY
Debentures	8,166,366	-	-	(1,556)	95,247	16,096	(621,835)	(398,865)	484,283	135,735	8,341	7,883,812
Brazilian Federal Savings Bank	1,526,185	-	158,280	-	18,726	4,690	(91,347)	(81,035)	73,143	18,475	-	1,627,117
BNDES	1,380,993	-	-	-	9,099	2,104	(75,062)	(182,979)	60,832	13,404	189	1,208,580
IDB 2202	2,450,550	-	-	-	-	-	(328,627)	(181,349)	97,143	146,846	716	2,185,279
IDB INVEST 2020	943,619	-	-	-	-	-	(138,676)	(37,340)	27,360	74,830	499	870,292
IFC 2022	774,525	-	-	-	-	-	(57,794)	(7,600)	-	86,100	686	795,917
IFC 2023	-	-	500,000	(13,624)	-	-	-	-	-	270	-	486,646
IDB INVEST 2022	469,327	-	-	-	-	-	(36,662)	(7,050)	54,647	-	192	480,454
IDB INVEST 2023	-	-	470,000	(1,083)	-	-	(5,141)	-	26,532	-	6	490,314
Leases (Concession Agreements, Program Contracts, and Contract Asset)	357,844	-	-	-	-	-	(40,850)	(34,157)	40,850	-	-	323,687
Leases (others)	101,374	107,833	-	-	-	-	(14,280)	(65,244)	28,560	-	-	158,243
Other	12,130	-	3,629	-	54	-	(473)	(7,173)	456	8	-	8,631
TOTAL IN LOCAL CURRENCY	16,182,913	107,833	1,131,909	(16,263)	123,126	22,890	(1,410,747)	(1,002,792)	893,806	475,668	10,629	16,518,972

FOREIGN CURRENCY
IDBs	532,693	-	192,973	(2,735)	(19,824)	-	(16,387)	(51,181)	26,963	-	752	663,254
IBRD	399,762	-	88,969	(3,032)	(14,890)	-	(22,089)	(31,009)	20,746	56	354	438,867
JICA	1,803,109	-	-	-	(261,096)	105	(26,201)	(152,894)	18,036	584	154	1,381,797
IDB 1983AB	40,194	-	-	-	(1,813)	-	(1,447)	(38,323)	909	311	169	-
TOTAL IN FOREIGN CURRENCY	2,775,758	-	281,942	(5,767)	(297,623)	105	(66,124)	(273,407)	66,654	951	1,429	2,483,918
Total	18,958,671	107,833	1,413,851	(22,030)	(174,497)	22,995	(1,476,871)	(1,276,199)	960,460	476,619	12,058	19,002,890

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

(a)	Main events in the nine-month period ended September 30, 2024

Debentures

31st Issue Debentures:

As of March 05, 2024, the Company raised R$ 2,940.5 million from the 31st issue of simple, unsecured debentures, not convertible into shares, in three series, with the following characteristics:

	Value	Rate	Maturity
Series 1	507,000	CDI + 0.49% p.a.	2029
Series 2	1,734,467	CDI + 1.10% p.a.	2031
Series 3	699,011	CDI + 1.31% p.a.	2034
Total	2,940,478

•	The covenants agreed upon for the 31st Issue are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/financial expenses equal to or higher than 1.5;

Failure to comply with the financial indices above for at least two consecutive quarters, or for two non-consecutive quarters within twelve months (in which case the 30-day cure period does not apply), constitutes a default event that may lead to the early maturity of the Debentures, disposal of operating assets, termination of licenses, loss of concession or loss of the Company’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Company’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Company’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures.

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 198 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the Debentures.

The proceeds from the issue will be used to refinance financial commitments falling due in 2024 and to recompose and reinforce the cash position. The Debentures are characterized as “ESG bonds for the use of sustainable and blue resources”, based on the Company’s commitment to allocate the equivalent amount in projects described in the Sustainable Finance Framework.

12th Issue Debentures:

On June 04, 2024, the Company made the early final amortization payment of the 12th issue debentures, totaling R$ 49,704.9 million, of which R$ 49,287.5 million in principal and R$ 417.4 million in interest.

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23rd Issue Debentures Series 1:

On May 10, 2024, the Company made the final amortization payment of series 1 of the 23rd issue debentures, totaling R$ 519,439.9 million, of which R$ 491,755.0 million in principal and R$ 27,684.9 million in interest.

32nd Issue Debentures:

As of September 10, 2024, the Company raised R$ 2,500.0 million from the 32nd issue of simple, unsecured debentures, not convertible into shares, in a single series, with the following characteristics:

	Value	Rate	Maturity
Single series	2,500,000	CDI + 0.30% p.a.	2026

The covenants agreed upon for the 32nd Issue are:

Calculated every quarter, when disclosing the quarterly information or annual financial statements:

- Net debt/adjusted EBITDA lower than or equal to 3.50;

- Adjusted EBITDA/financial expenses equal to or higher than 1.5;

Failure to comply with the financial indices above for at least two consecutive quarters, or for two non-consecutive quarters within twelve months (in which case the 30-day cure period does not apply), constitutes a default event that may lead to the early maturity of the Debentures, disposal of operating assets, termination of licenses, loss of concession or loss of the Company’s ability to execute and operate public sanitation services in areas of the São Paulo State which, individually or jointly during the term of the agreement, lead to a reduction of the Company’s net sales and/or service revenue of more than twenty- five percent (25%). The above limit will be calculated every quarter, taking into consideration the Company’s net operating income during the twelve (12) months before the end of each quarter and using the financial information disclosed by the Company. Failure to comply with the limit above constitutes a default event that may lead to the early maturity of the Debentures.

The contract has a cross acceleration clause, i.e. the early maturity of any of the Company’s debts, in an individual or aggregate amount equal to or higher than R$ 203 million, adjusted by the IPCA inflation index as of the issue date, constitutes a default event and may result in the early maturity of the Debentures.

Impacts from the privatization:

The Company obtained prior and express consent through formalizations or contractual amendments to enable the change of its ownership structure without triggering the occurrence of early maturity outlined in the clauses of the respective contracts with the financial agents IDB INVEST, IBRD, IFC, JICA, BNDES, CEF, and the 22nd, 23rd, 24th, 26th, 27th, 28th, 29th, and 30th Issue Debentures.

Amendments to the contracts with IDB Invest and IDB Invest with PROPARCO were signed, changing the description and concept of Net Debt to align with the criterion already used by IFC, including in the net debt the net and low-risk financial investments, as well as considering the mark-to-market value of hedge operations on foreign currency-denominated debt.

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The Indentures of the 22nd, 23rd, 24th, 26th, 27th, 28th, 29th, and 30th Issue Debentures were amended to change the definition of “Net Debt” used in the calculation of the “Net Debt/EBITDA” financial ratio, which will become effective with the following wording:

“Net Debt”: on any calculation date, means the total short-and long-term loans and financings of the Issuer less (i) accrued interest and financial charges; (ii) cash and cash equivalents; (iii) the balance of financial investments; and (iv) the net value of mark-to-market of hedge operations on foreign currency debt, to be informed by the Issuer.”

The 31st Issue Debentures will adopt the aforementioned definition of Net Debt, as permitted in its indenture.

FINEP:

As of April 26, 2024, the Company paid the final amortization of FINEP, totaling R$ 4,065.4, recorded under Other loans.

(b)	Lease

The Company has lease agreements signed as Assets Lease. During the construction period, work costs are capitalized to contract assets and the lease amount is recorded in the same proportion.

After startup, the lease payment period starts (240 monthly installments), and the amount is periodically restated by the contracted price index.

The amounts payable for the right of use of assets are also recorded in this line. See Note 14 (f).

(c)	Covenants

The table below shows the most restrictive covenants as of September 30, 2024.

Covenants
Adjusted EBITDA / Adjusted Financial Expenses	Equal to or higher than 2.80
EBITDA / Financial Expenses Paid	Equal to or higher than 2.35
Adjusted Net Debt / Adjusted EBITDA	Equal to or lower than 3.80
Net Debt / Adjusted EBITDA	Equal to or lower than 3.50
Other Onerous Debt (1) / Adjusted EBITDA	Equal to or lower than 1.30

(1) The contractual definition of “Other Onerous Debts” corresponds to the sum of pension plan obligations and healthcare plan, installment payments of tax debts, and installment payments of debts with the electricity supplier.

As of September 30, 2024, and December 31, 2023, the Company met the requirements set forth by its borrowings and financing agreements.

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ITR - Quarterly Information Form - 09/30/2024 - CIA SANEAMENTO BASICO EST SAO PAULO	Version : 2

(d)	Borrowings and financing – Credit limited
Parent Company and Consolidated
Agent	September 30, 2024
(in millions of reais (*))
Brazilian Federal Savings Bank	782
Brazilian Development Bank (BNDES)	30
Inter-American Development Bank (IDB)	805
International Bank for Reconstruction and Development (IBRD)	1,070
Other	5
TOTAL	2,692

(*) Brazilian Central Bank’s exchange rate as of September 30, 2024 (US$ 1.00 = R$ 5.44810).

Financing resources contracted have specific purposes and are released for the execution of their respective investments, according to the progress of the works.

(e)	Derivative financial instruments

The Company contracted derivative financial instruments (hedge) with Bank of America Merrill Lynch, Múltiplo S.A., CitiBank S.A., Itaú Unibanco Holding S.A., J.P. Morgan, and Banco Santander (Brazil) S.A., used from April 10, 2024 to April 16, 2024, to mitigate the exchange risk, with a corresponding CDI variation plus an interest percentage, as described in Note 4.1. As of September 30, 2024, 12 swap transactions were in effect, with a notional value of US$ 273,213 thousand and ¥ 36,931,929 thousand to hedge the interest rate and exchange variation, converting the financial charges into an average cost of approximately CDI + 0.13% p.a.

18	Taxes and contributions

(a)	Current assets

	Parent Company
	September 30, 2024	December 31, 2023
Recoverable taxes
Income tax and social contribution	155,194	462,642
Withheld income tax (IRRF) on financial investments	25,457	29,953
Other federal taxes	3,073	2,050
Total	183,724	494,645

	Consolidated
	September 30, 2024	December 31, 2023
Recoverable taxes
Income tax and social contribution	155,194	462,642
Withheld income tax (IRRF) on financial investments	25,493	29,955
Other federal taxes	3,074	2,050
Total	183,761	494,647

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(b)	Current liabilities

	Parent Company
	September 30, 2024	December 31, 2023
Taxes and contributions payable
Income tax and social contribution	13,033	205,587
Cofins and Pasep	147,702	141,576
INSS (social security contribution)	42,290	44,556
IRRF (withholding income tax)	12,064	64,770
Other	54,684	54,979
Total	269,773	511,468
	Consolidated
	September 30, 2024	December 31, 2023
Taxes and contributions payable
Income tax and social contribution	14,215	205,964
Cofins and Pasep	147,822	141,703
INSS (social security contribution)	42,291	44,556
IRRF (withholding income tax)	12,064	64,770
Other	54,721	54,979
Total	271,113	511,972

19	Deferred taxes and contributions

(a)	Statement of financial position details

	Parent Company and Consolidated
	September 30, 2024	December 31, 2023
Deferred income tax assets
Provisions	820,978	666,131
Pension plan obligations - G1	127,191	135,231
Donations of underlying assets on concession agreements	43,321	45,140
Allowance for doubtful accounts	209,155	182,519
Other	477,581	382,767
Total deferred tax asset	1,678,226	1,411,788

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(318,340)	(329,060)
Capitalization of borrowing costs	(465,586)	(465,510)
Profit on supply to government entities	(331,549)	(348,514)
Financial asset (indemnity)	(2,998,748)	-
Actuarial gain – G1 Plan	(121,425)	(121,425)
Construction margin	(38,525)	(40,579)

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	Parent Company and Consolidated
	September 30, 2024	December 31, 2023
Borrowing costs	(1,876)	(8,624)
Derivative financial instruments	(58,225)	-
Total deferred tax liabilities	(4,334,274)	(1,313,712)

Deferred tax asset, net	(2,656,048)	98,076

(b)	Changes

	Parent Company
Deferred income tax assets	December 31, 2023	Net change	September 30, 2024
Provisions	666,131	154,847	820,978
Pension plan obligations - G1	135,231	(8,040)	127,191
Donations of underlying assets on concession agreements	45,140	(1,819)	43,321
Allowance for doubtful accounts	182,519	26,636	209,155
Other	382,767	94,814	477,581
Total	1,411,788	266,438	1,678,226

Deferred income tax liabilities
Temporary difference on concession of intangible asset	(329,060)	10,720	(318,340)
Capitalization of borrowing costs	(465,510)	(76)	(465,586)
Profit on supply to government entities	(348,514)	16,965	(331,549)
Financial asset (indemnity)	-	(2,998,748)	(2,998,748)
Actuarial gain – G1	(121,425)	-	(121,425)
Construction margin	(40,579)	2,054	(38,525)
Borrowing costs	(8,624)	6,748	(1,876)
Derivative financial instruments	-	(58,225)	(58,225)
Total	(1,313,712)	(3,020,562)	(4,334,274)

Deferred tax asset, net	98,076	(2,754,124)	(2,656,048)

	Parent Company
Deferred income tax assets	December 31, 2022	Net change	September 30, 2023
Provisions	560,404	68,168	628,572
Pension plan obligations - G1	141,606	(14,319)	127,287
Donations of underlying assets on concession agreements	46,088	(572)	45,516
Allowance for doubtful accounts	199,363	23,099	222,462
Other	171,798	37,748	209,546
Total	1,119,259	114,124	1,233,383

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Deferred income tax liabilities
Temporary difference on concession of intangible asset	(353,817)	10,461	(343,356)
Capitalization of borrowing costs	(457,669)	(17,142)	(474,811)
Profit on supply to government entities	(346,650)	4,080	(342,570)
Actuarial gain – G1	(93,561)	-	(93,561)
Construction margin	(43,323)	2,058	(41,265)
Borrowing costs	(13,517)	3,572	(9,945)
Total	(1,308,537)	3,029	(1,305,508)

Deferred tax liability, net	(189,278)	117,153	(72,125)

(c)	Reconciliation of the effective tax rate

The amounts recorded as income tax and social contribution expenses in the financial statements are reconciled to the statutory rates, as shown below:

	Parent Company
	July to September 2024	January to September 2024	July to September 2023	January to September 2023

Profit before income taxes	9,332,464	12,408,884	1,277,649	3,467,427
Statutory rate	34%	34%	34%	34%

Estimated expense at statutory rate	(3,173,038)	(4,219,021)	(434,401)	(1,178,925)
Tax benefit of interest on capital	-	50,214	-	44,492
Permanent differences
Provision Law 4,819/1958 – G0 (i)	(6,370)	(20,383)	(10,181)	(31,111)
Donations	(204)	(3,700)	(1,889)	(6,361)
Tax Incentives	-	(1,360)	-	-
Agreement with AAPS	(2,084)	(3,572)	-	-
Other differences	(38,885)	(66,418)	15,117	41,728

Income tax and social contribution	(3,220,581)	(4,264,240)	(431,354)	(1,130,177)

Current income tax and social contribution	(433,782)	(1,510,116)	(461,143)	(1,247,330)
Deferred income tax and social contribution	(2,786,799)	(2,754,124)	29,789	117,153
Effective rate	35%	34%	34%	33%

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(i)       Permanent difference related to the provision for the actuarial liability. See Note 22 (ii) and (v).

	Consolidated (ii)
	July to September 2024	January to September 2024	July to September 2023	January to September 2023

Profit before income taxes	9,333,666	12,412,192	1,277,649	3,467,427
Statutory rate	34%	34%	34%	34%

Estimated expense at statutory rate	(3,173,446)	(4,220,145)	(434,401)	(1,178,925)
Tax benefit of interest on capital	-	50,214	-	44,492
Permanent differences	-	-
Provision Law 4,819/1958 – G0 (i)	(6,370)	(20,383)	(10,181)	(31,111)
Donations	(204)	(3,700)	(1,889)	(6,361)
Tax Incentives	-	(1,360)	-	-
Agreement with AAPS	(2,084)	(3,572)	-	-
Other differences	(39,679)	(68,602)	15,117	41,728

Income tax and social contribution	(3,221,783)	(4,267,548)	(431,354)	(1,130,177)

Current income tax and social contribution	(434,984)	(1,513,424)	(461,143)	(1,247,330)
Deferred income tax and social contribution	(2,786,799)	(2,754,124)	29,789	117,153
Effective rate	35%	34%	34%	33%

(i)       Permanent difference related to the provision for the actuarial liability. See Note 22 (ii) and (iv).

(ii) SABESP Olímpia uses presumed profit as its taxation regime.

20	Provisions

(a)	Lawsuits and proceedings that resulted in provisions

(I)	Statement of financial position details

The Company is a party to several legal claims and administrative proceedings arising from the normal course of business, including civil, tax, labor, and environmental matters. Management recognizes provisions consistently with the recognition and measurement criteria established in Note 3.16 to the Annual Financial Statements as of December 31, 2023. The terms and payment amounts are defined based on the outcome of these lawsuits.

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	Parent Company and Consolidated
	September 30, 2024			December 31, 2023
	Provisions	Escrow deposits	Provisions net of deposits	Provisions	Escrow deposits	Provisions net of deposits
Customer claims (i)	149,931	(11,303)	138,628	175,255	(6,060)	169,195
Supplier claims (ii)	342,364	(42,305)	300,059	334,273	(90,973)	243,300
Other civil claims (iii)	133,235	(1,493)	131,742	128,036	(1,229)	126,807
Tax claims (iv)	109,136	(3,176)	105,960	101,770	(18,223)	83,547
Labor claims (v)	1,045,118	(15,189)	1,029,929	727,133	(16,235)	710,898
Environmental claims (vi)	634,857	(52)	634,805	492,740	(55)	492,685
Total	2,414,641	(73,518)	2,341,123	1,959,207	(132,775)	1,826,432

Current	1,513,228	-	1,513,228	1,064,367	-	1,064,367
Noncurrent	901,413	(73,518)	827,895	894,840	(132,775)	762,065

(II)	Changes

	Parent Company and Consolidated
	December 31, 2023	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	September 30, 2024
Customer claims (i)	175,255	5,271	14,200	(22,968)	(21,827)	149,931
Supplier claims (ii)	334,273	41,841	44,859	(57,824)	(20,785)	342,364
Other civil claims (iii)	128,036	54,780	12,623	(50,111)	(12,093)	133,235
Tax claims (iv)	101,770	21,808	7,868	(16,091)	(6,219)	109,136
Labor claims (v)	727,133	261,845	156,787	(50,724)	(49,923)	1,045,118
Environmental claims (vi)	492,740	204,959	167,979	(3,610)	(227,211)	634,857
Subtotal	1,959,207	590,504	404,316	(201,328)	(338,058)	2,414,641
Escrow deposits	(132,775)	(11,636)	(8,925)	75,739	4,079	(73,518)
Total	1,826,432	578,868	395,391	(125,589)	(333,979)	2,341,123

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	Parent Company and Consolidated
	December 31, 2022	Additional provisions	Interest and inflation adjustment	Use of the accrual	Amounts not used (reversal)	September 30, 2023
Customer claims (i)	151,023	29,098	23,673	(24,871)	(9,507)	169,416
Supplier claims (ii)	257,080	110,734	14,104	(54,905)	(242)	326,771
Other civil claims (iii)	99,462	68,527	19,266	(14,431)	(61,135)	111,689
Tax claims (iv)	79,532	16,513	4,794	(496)	(1,436)	98,907
Labor claims (v)	654,277	52,265	45,004	(37,144)	(46,907)	667,495
Environmental claims (vi)	406,872	41,343	40,454	-	(14,207)	474,462
Subtotal	1,648,246	318,480	147,295	(131,847)	(133,434)	1,848,740
Escrow deposits	(37,462)	(149,389)	(3,225)	56,929	2,041	(131,106)
Total	1,610,784	169,091	144,070	(74,918)	(131,393)	1,717,634

(b)	Lawsuits deemed as contingent liabilities

The Company is a party to lawsuits and administrative proceedings relating to environmental, tax, civil, and labor claims, which are assessed as contingent liabilities in the financial statements, since it either does not expect outflows to be required or the amount of the obligations cannot be reliably measured. Contingent liabilities, net of deposits, are represented as follows:

	Parent Company and Consolidated
	September 30, 2024	December 31, 2023
Customer claims (i)	172,237	158,584
Supplier claims (ii)	964,048	968,752
Other civil claims (iii)	657,355	695,097
Tax claims (iv)	1,392,493	1,067,350
Labor claims (v)	2,822,450	3,093,735
Environmental claims (vi)	4,935,404	4,158,504
Total	10,943,987	10,142,022

(c)	Explanation of the nature of main classes of lawsuits

(i)	Customer claims

Refer mainly to lawsuits from customers claiming that their tariffs should be equal to those of other consumer categories, lawsuits for reduction of sewage tariff due to system losses, consequently requiring the refund of amounts charged by the Company, and lawsuits for reduction of tariff for being eligible to the Social Welfare Entity category.

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(ii)	Supplier claims

Include lawsuits filed by some suppliers alleging underpayment of inflation adjustments and economic and financial imbalance of the agreements, and are in progress at different courts.

(iii)	Other civil claims

Refer mainly to indemnities for property damage, pain and suffering, and loss of profits allegedly caused to third parties, such as vehicle accidents, claims, and challenges on the methodology to collect tariffs, among others, filed at different court levels.

(iv)	Tax claims

Tax claims refer mainly to tax collections and fines in general challenged due to disagreements regarding notification or differences in the interpretation of legislation by the Company's Management.

(v)	Labor claims

The Company is a party to several labor lawsuits, involving issues such as overtime, shift schedule, health hazard premium and hazardous duty premium, prior notice, change of function, salary equalization, service outsourcing, and others, which are at various court levels.

(vi)	Environmental claims

These refer to several administrative proceedings and lawsuits filed by government entities, including Companhia Ambiental do Estado de São Paulo (CETESB) and the Public Prosecution Office of the São Paulo State, which aim at certain obligations to do and not to do, with the provision of fines for non-compliance and imposition of compensation for environmental damages allegedly caused by the Company.

The main objects in which the Company is involved are: a) blame SABESP for discharging or releasing sewage without proper treatment; b) invest in the water and sewage treatment system of the municipality, under penalty of paying a fine; c) pay compensation for environmental damages; amongst others.

(d)	Guarantee insurance

As of May 22, 2024, the Company renewed the agreement, effective for one year for the issue of policies under several types of guarantee insurance. The limit that can be used as Guarantee Insurance for Excrow Deposit is R$ 900 million. The Guarantee Insurance for Escrow Deposit is used in legal claims, where instead of immediately disbursing cash, the Company uses the guarantee provided by the insurance until the end of these proceedings, limited to up to five years. As of September 30, 2024, R$ 522.7 million was available for use.

21	Labor liabilities and pension plan obligations

	Parent Company and Consolidated
	September 30, 2024	December 31, 2023
Salaries and payroll charges	33,408	69,885
Provision for vacation	253,094	256,415
Provision for Christmas bonus	84,980	-
Healthcare plan (i)	124,743	86,147

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Provision for profit sharing (ii)	72,094	97,514
Incentivized Dismissal Program - IDP (iii)	66,081	290,202
Consent Decree (TAC)	5,850	6,093
Knowledge Retention Program (KRP)	904	1,184
Total	641,154	807,440

(i)	Healthcare plan

Benefits granted are paid after the event, free of choice, and are sponsored by the contributions of SABESP and the employees. In the third quarter of 2024, the Company contributed 8.5%, on average, of gross payroll, totaling R$ 220,318 (9.3% in the third quarter of 2023, totaling R$ 85,971) in expenses with salaries, payroll, and benefits.

The agreement entered into between SABESP and AAPS (Sabesp’s Association of Retirees and Pensioners) regarding financial compensation for 60 months for the VIVEST health plan operator regarding the migration of retirees, former employees, pensioners, and dependents between health plans is recorded in this line.

Until the ratification of the agreement, SABESP was responsible for transferring to VIVEST the amounts referring to deficits in the health plans of retirees, former employees, pensioners, and dependents, and for ensuring that each individual reimbursed the Company for the deficit.

In the first quarter of 2024, the Company recognized the obligations related to the agreement, considering the entire population migrated or those in negotiations for health plan migration, with a total impact of R$ 162,388 on the period’s result, under the general expenses line.

Until September 30, 2024, the total amount accrued was R$ 141,044, of which R$ 32,234 in this line under current liabilities, and R$ 108,810 in “Other Other Obligations” under noncurrent liabilities.

(ii)	Provision for profit sharing

Based on an agreement with the labor union, the Profit Sharing Program corresponds to up to one month’s salary for each employee, depending on the achievement of the goals established, from January to December, and should be paid in the subsequent year.

(iii)	Incentivized Dismissal Program - IDP

In June 2023, the Company implemented the Incentivized Dismissal Program (PDI or Program) to pacifically reduce the workforce and provide gains in efficiency, increase of competitiveness, and optimization of costs (further details in Note 22 to the Annual Financial Statements as of December, 31, 2023).

As of September 30, 2024, R$ 96,362 was recorded due to the provision for compensation incentives for employees who joined the program, of which R$ 66,081 in this line under current liabilities and R$ 30,281 in noncurrent liabilities under “Labor Obligations”. These amounts mainly refer to Health Plan disbursements that will be implemented for 24 consecutive and uninterrupted months, extending approximately until June 2026.

22	Pension plan obligations

The Company has Post-Employment Benefits in the following modalities: Defined Benefit (BD) – G0 (i) and G1 Plan (ii); and Defined Contribution (CD) – Sabesprev Mais and VIVEST. See the reconciliation of expenses with such plans in item (v).

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Defined benefit plans

Summary of pension plan obligations- Liabilities

	Parent Company and Consolidated
	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2023	(44,249)	(2,098,622)	(2,142,871)
(Expenses) recognized in 2024	(4,661)	(141,956)	(146,617)
Payments made in 2024	29,828	153,366	183,194
Pension plan obligations as of September 30, 2024	(19,082)	(2,087,212)	(2,106,294)

	Parent Company and Consolidated
	G1 Plan	G0 Plan	Total
Pension plan obligations as of December 31, 2022	(148,116)	(2,002,075)	(2,150,191)
(Expenses) / revenues recognized in 2023	13,152	(168,915)	(155,763)
Payments made in 2023	30,796	148,240	179,036
Pension plan obligations as of September 30, 2023	(104,168)	(2,022,750)	(2,126,918)

(i)	G0

According to State Law 4,819/1958, employees who started providing services before May 1974 acquired a legal right to receive supplemental pension payments, which rights are referred to as "G0 Plan". The Company pays supplemental retirement and pension amounts on behalf of the São Paulo State and seeks reimbursements of such amounts, which are recorded in the “Balances and transactions with related parties” line, limited to the amounts considered virtually certain to be reimbursed by the São Paulo State.

(ii)	G1 Plan

The defined benefit plan (“G1 Plan”) managed by SABESPREV receives similar contributions established in a plan of subsidy of actuarial study of SABESPREV, as follows:

•	0.99% of the portion of the salary of participation up to 20 salaries; and
•	8.39% of the surplus, if any, of the portion of the salary of participation over 20 salaries.

(iii)	Defined Contribution (CD) – Sabesprev Mais and VIVEST

Sabesprev Mais and Vivest Plans are managed by SABESPREV and Vivest, respectively. The sponsor’s contributions correspond to the result obtained by applying a percentage to the basic contribution made by the participant limited to a pre-established ceiling. VIVEST is the only plan open to receive new adhesions.

(iv)	Reconciliation of expenditures with pension plan obligations

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	Parent Company and Consolidated		Parent Company and Consolidated
	July to September 2024	January to September 2024	July to September 2023	January to September 2023

G0 Plan (i)	47,319	141,956	56,305	168,915
G1 Plan (ii)	1,538	4,661	(4,384)	(13,152)
Sabesprev Mais Plan (iii)	7,511	20,851	7,032	20,514
VIVEST Plan (iii)	220	629	142	340
Subtotal	56,588	168,097	59,095	176,617
Capitalized	(1,093)	(3,277)	(576)	(1,954)
Reimbursement of additional retirement and pension benefits paid (G0)	(28,584)	(82,005)	(26,361)	(77,412)
Other	2,278	5,381	1,492	4,655

Pension plan obligations (Note 28)	29,189	88,196	33,650	101,906

23	Services payable

This line records the balances payable, mainly from services received from third parties, such as the supply of electric power, reading of hydrometers and delivery of water and sewage bills, cleaning, surveillance and security services, collection, legal counsel services, audit, marketing, and advertising and consulting services, among others. The amounts payable to the municipal governments related to transfers provided for in the concession agreements, as well as the amounts payable to FAUSP, are also recorded. The parent company’s balances as of September 30, 2024, and December 31, 2023, were R$ 811,788 and R$ 749,226, respectively. The consolidated balances as of September 30, 2024, and December 31, 2023, were R$ 812,990 and R$ 750,732, respectively.

24	Equity

(a)	Share capital

As of September 30, 2024, and December 31, 2023, the Company’s subscribed and paid-in capital, totaling
R$ 15,000,000, was composed of registered, book-entry shares with no par value, as follows:

September 30, 2024	Common		Preferred		Total Capital
	Number of Shares	%	Number of Shares	%	Number of Shares	%
São Paulo State (1) (2)	123,036,669	18.0	1	100.0	123,036,670	18.0
Equatorial Participações e Investimentos IV	102,526,480	15.0	-	-	102,526,480	15.0
Free Float	457,946,719	67.0	-	-	457,946,719	67.0
Total	683,509,868	100.0	1	100.0	683,509,869	100.0

(1)	Considers 123,031,679 common shares held by the São Paulo State Treasury Department, 4,984 common shares held by the Investment Partnerships Secretariat, and six common shares held by Cia. Paulista de Parcerias – CPP, a company controlled by the São Paulo State.
(2)	Special class preferred share.

At the Extraordinary Shareholders’ Meeting held on May 27, 2024, shareholders approved the amendment to the Company’s Bylaws, which became effective as of July 22, 2024, to provide for the authorization to increase capital up to the limit of 1,187,144,787 registered, book-entry common shares with no par value.

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(b)	Interest on capital

The Annual Shareholders’ Meeting of April 25, 2024, approved the distribution of dividends as interest on capital totaling R$ 836,839, corresponding to minimum mandatory dividends and R$ 147,689 as minimum supplementary dividends, totaling R$ 984,528, paid on June 24, 2024.

25	Earnings per share

Basic and diluted

Basic earnings per share are calculated by dividing the equity attributable to owners by the weighted average number of outstanding common shares during the period. The Company does not have potentially dilutive common shares outstanding or debts convertible into common shares. Accordingly, basic and diluted earnings per share are equal.

	Parent Company and Consolidated		Parent Company
	July to September 2024	January to September 2024	July to September 2023	January to September 2023

Profit attributable to the Company’s owners	6,111,883	8,144,644	846,295	2,337,250
Weighted average number of common shares issued	683,509,869	683,509,869	683,509,869	683,509,869

Basic and diluted earnings per share (reais per share)	8.94191	11.91591	1.23816	3.41948

26	Operating segment information

The Company’s Management, composed of the Board of Directors and the Executive Board, has determined the operating segment used to make strategic decisions, such as sanitation services.

Result

	Parent Company
	July to September 2024
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	14,725,803	1,529,900	16,255,703
Gross sales deductions	(1,269,003)	-	(1,269,003)
Net operating revenue	13,456,800	1,529,900	14,986,700
Costs, selling, general, and administrative expenses	(3,474,007)	(1,495,503)	(4,969,510)
Income from operations before other operating expenses, net and equity accounting	9,982,793	34,397	10,017,190
Other operating income (expenses), net			(169,687)
Equity accounting			6,211
Financial result, net			(521,250)
Income from operations before taxes			9,332,464
Depreciation and amortization	(591,655)		(591,655)

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	Parent Company
	January to September 2024
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	26,303,320	4,138,152	30,441,472
Gross sales deductions	(2,163,207)	-	(2,163,207)
Net operating revenue	24,140,113	4,138,152	28,278,265
Costs, selling, general, and administrative expenses	(10,374,093)	(4,045,114)	(14,419,207)
Income from operations before other operating expenses, net and equity accounting	13,766,020	93,038	13,859,058
Other operating income (expenses), net			(155,789)
Equity accounting			16,344
Financial result, net			(1,310,729)
Income from operations before taxes			12,408,884
Depreciation and amortization	(2,152,413)		(2,152,413)

	Parent Company
	July to September 2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	5,539,361	1,332,813	6,872,174
Gross sales deductions	(418,928)	-	(418,928)
Net operating revenue	5,120,433	1,332,813	6,453,246
Costs, selling, general, and administrative expenses	(3,454,184)	(1,303,156)	(4,757,340)
Income from operations before other operating expenses, net and equity accounting	1,666,249	29,657	1,695,906
Other operating income (expenses), net			6,028
Equity accounting			4,635
Financial result, net			(428,920)
Income from operations before taxes			1,277,649
Depreciation and amortization	(713,461)	-	(713,461)

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	Parent Company
	January to September 2023
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	15,640,913	3,775,580	19,416,493
Gross sales deductions	(1,110,341)	-	(1,110,341)
Net operating revenue	14,530,572	3,775,580	18,306,152
Costs, selling, general, and administrative expenses	(10,537,390)	(3,691,003)	(14,228,393)
Income from operations before other operating expenses, net and equity accounting	3,993,182	84,577	4,077,759
Other operating income (expenses), net			71,148
Equity accounting			21,016
Financial result, net			(702,496)
Income from operations before taxes			3,467,427
Depreciation and amortization	(2,041,377)	-	(2,041,377)

	Consolidated
	July to September 2024
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	14,734,835	1,531,417	16,266,252
Gross sales deductions	(1,269,410)	-	(1,269,410)
Net operating revenue	13,465,425	1,531,417	14,996,842
Costs, selling, general, and administrative expenses	(3,480,762)	(1,496,986)	(4,977,748)
Income from operations before other operating expenses, net and equity accounting	9,984,663	34,431	10,019,094
Other operating income (expenses), net			(169,685)
Equity accounting			8,794
Financial result, net			(524,537)
Income from operations before taxes			9,333,666
Depreciation and amortization	(592,888)		(592,888)

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	Consolidated
	January to September 2024
	Sanitation (i)	Reconciliation to the income statement (ii)	Balance according to the financial statements
Gross operating revenue	26,328,885	4,142,042	30,470,927
Gross sales deductions	(2,164,345)	-	(2,164,345)
Net operating revenue	24,164,540	4,142,042	28,306,582
Costs, selling, general, and administrative expenses	(10,390,609)	(4,048,917)	(14,439,526)
Income from operations before other operating expenses, net and equity accounting	13,773,931	93,125	13,867,056
Other operating income (expenses), net			(155,791)
Equity accounting			25,601
Financial result, net			(1,324,674)
Income from operations before taxes			12,412,192
Depreciation and amortization	(2,156,113)		(2,156,113)

(i)	See Note 32 for further information about non-cash items, other than depreciation and amortization that impact segment results, and for additional information on long-lived assets.
(ii)	Construction revenue and related costs are not reported to the CODM. Revenue from construction is recognized under ICPC 01 (R1) / IFRIC 12 (Concession Agreements) and CPC 47/IFRS 15 (Revenue from Contracts with Customers), as all performance obligations are met over time. See Note 14 (c) for further information.
27	Operating revenue

Reconciliation from gross operating revenue to net operating revenue:

	Parent Company
	July to September 2024	January to September 2024	July to September 2023	January to September 2023

Revenue from sanitation services (i)	6,062,823	17,640,340	5,539,361	15,640,913
Construction revenue	1,529,900	4,138,152	1,332,813	3,775,580
Water/Sewage Contra Account (FAUSP) (a)	(156,867)	(156,867)	-	-
Financial asset (indemnity) (ii)	8,819,847	8,819,847	-	-
Taxes on sales	(1,248,685)	(2,089,254)	(397,781)	(1,046,901)
Regulation, Control, and Oversight Fee (TRCF) (iii)	(20,318)	(73,953)	(21,147)	(63,440)
Net revenue	14,986,700	28,278,265	6,453,246	18,306,152

(i) Includes R$ 29,993 and R$ 87,635 referring to the TRCF charged from customers from July to September and January to September 2024 (R$ 27,514 and R$ 77,268 from July to September and January to September 2023), referring to the municipalities regulated by ARSESP.

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(ii) See Note 15.

(iii) Amount referring to the performance of the regulatory, control, and oversight activity paid to ARSESP, under State Complementary Law 1,025/07.

	Consolidated
	July to September 2024	January to September 2024	July to September 2023	January to September 2023

Revenue from sanitation services (i)	6,071,855	17,665,905	5,539,361	15,640,913
Construction revenue	1,531,417	4,142,042	1,332,813	3,775,580
Water/Sewage Contra Account (FAUSP)	(156,867)	(156,867)	-	-
Financial asset (indemnity) (ii)	8,819,847	8,819,847	-	-
Taxes on sales	(1,249,070)	(2,090,329)	(397,781)	(1,046,901)
Regulation, Control, and Oversight Fee (TRCF) (iii)	(20,340)	(74,016)	(21,147)	(63,440)
Net revenue	14,996,842	28,306,582	6,453,246	18,306,152

(i) Includes R$ 29,993 and R$ 87,635 referring to the TRCF charged from customers from July to September and January to September 2024 (R$ 29,215 and R$ 57,599 from July to September and January to September 2023), referring to the municipalities regulated by ARSESP.

(ii) See Note 15.

(iii) Amount referring to the performance of the regulatory, control, and oversight activity paid to ARSESP, under State Complementary Law 1,025/07.

(a) Support Fund for the Universalization of Sanitation in the São Paulo State – FAUSP

According to State Law 17,853 (“Law 17,853”), of December 8, 2023, which authorized the Executive Branch of the São Paulo State (“State”) to initiate measures for the privatization of SABESP, the Support Fund for the Universalization of Sanitation in the São Paulo State (FAUSP) was created to provide resources for basic sanitation initiatives, including those aimed at tariff affordability in the sector, aiming at achieving and expediting universalization goals that ensure access to drinking water for 99% of the population and sewage collection and treatment for 90% of the population by December 31, 2029. It also aims to meet quantitative goals for non-interruption of supply, reduction of losses, and improvement of treatment processes, as provided for in Federal Law 11,445/2007 (“Law 11,445”).

According to paragraph 1 of Article 4 of Law 17,853, the State is required to contribute at least 30% of the net value obtained from the privatization of SABESP to FAUSP, as well as the amounts received by the State in the form of dividends or interest on capital distributed by SABESP (Article 5 of Law 17,853). These resources should be aimed at basic sanitation initiatives, including those aimed at tariff affordability in the sector. Accordingly, regarding this portion to be provided by the State to fund basic sanitation initiatives, there is no accounting impact for the Company as these resources belong to the State, with no interference or participation from SABESP in this management.

Regarding resources aimed at tariff affordability, the mechanism provided in the Concession Agreement of URAE 1 – Southeast is the creation of two “Escrow accounts”, both owned by FAUSP and managed through the Environment, Infrastructure, and Logistics Secretariat (SEMIL). The first “Escrow account” will be funded by FAUSP and reduced when equilibrium tariffs are higher than the application tariffs, after exhausting the resources of the second “Escrow account”. The second “Escrow account”, in turn, is sensitized in 2 (two) ways.

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(a)	First form of sensitization:

If the documentation required to qualify the Municipal Fund for Environmental Sanitation and Infrastructure (FMSAI) of a certain municipality has not been submitted to ARSESP, the percentage applied to the municipality’s net revenue will be deposited in the second “Escrow account”.

According to the Concession Agreement and based on Article 13 of Law 11,445, funds may be established for financing the universalization of public sanitation services. Qualified FMSAIs or those whose documentation has been submitted to ARSESP will receive a percentage of the net revenue for the quarter, composed of the gross revenue obtained by SABESP in the municipalities, less the Contribution for Social Security Financing (COFINS), the Public Servant Equity Formation Program (PASEP), the Regulation, Control, and Oversight Fee (TRCF), and any charges applicable to revenue. Payments are due 30 days after the publication of the Company’s quarterly results, through the contractual end in 2060. Thus, the 371 municipalities in URAE-1 are ensured transfers to FMSAI as follows:

•	São Paulo: 7.5% until 2040, and 8.0% as of 2041;
•	São José dos Campos 5%
•	Other 369 municipalities: 4%

(b)	Second form of sensitization:

The regulatory model sets the flow of allocation of resources from FAUSP to enable a reduction in the application tariff (fee to be paid by customers to SABESP for the use of services), using the Company’s tariff values before the date of effectiveness of the agreement as a reference. Accordingly, whenever an application tariff lower than the equilibrium tariff is used, ARSESP will authorize the transfer of amounts from the “Escrow accounts” to SABESP. Every quarter, ARSESP will inform the Bank and SABESP of the amount to be transferred due to differences between the application tariff and the equilibrium tariff. If the application tariff is lower than the equilibrium tariff, the Bank will make quarterly transfers to SABESP; if it is higher, SABESP will transfer to the second “Escrow account” the amount informed by ARSESP every quarter. When the application tariff is higher than the equilibrium tariff, a liability will be recognized, reducing the Company’s operating revenue.

The methodology for calculating the equilibrium tariffs is not yet defined by ARSESP, although current application tariffs used by SABESP in the municipalities composing URAE 1 – Southeast are higher than the equilibrium tariffs to be defined by ARSESP based on Exhibit VIII of the Concession Agreement.

Based on the aforementioned exhibit, SABESP estimated that, as of September 30, 2024, the tariffs applied were approximately 3.22% higher than the equilibrium tariffs, according to the Tariff Repositioning Index (IRepT) of
-4.2167% presented in Exhibit VIII – Formation of the Initial Tariff, considering that the tables of Exhibit IV – Tariff Exhibit include a discount of -1% (items 13.4 and 13.5 of Exhibit VIII – Formation of the Initial Tariff), leading to a R$ 156,867 reduction in gross sanitation revenue for the third quarter of 2024 with a corresponding entry in the services payable line.

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28	Operating costs and expenses

	Parent Company
	July to September 2024	January to September 2024	July to September 2023	January to September 2023
Operating costs
Salaries, payroll charges, and benefits	(524,741)	(1,560,993)	(606,845)	(2,214,111)
Pension plan obligations	(7,065)	(18,719)	(2,099)	(5,940)
Construction costs (Note 26)	(1,495,503)	(4,045,114)	(1,303,156)	(3,691,003)
General supplies	(78,205)	(273,542)	(95,075)	(266,688)
Treatment supplies	(120,249)	(385,620)	(113,231)	(416,668)
Outsourced services	(462,580)	(1,442,796)	(543,457)	(1,459,593)
Electricity	(401,463)	(1,179,761)	(367,400)	(1,148,416)
General expenses	(343,996)	(903,192)	(251,771)	(718,766)
Depreciation and amortization	(547,772)	(2,001,771)	(661,485)	(1,887,732)
	(3,981,574)	(11,811,508)	(3,944,519)	(11,808,917)

Selling expenses
Salaries, payroll charges, and benefits	(65,716)	(195,736)	(72,391)	(278,754)
Pension plan obligations	(1,055)	(2,741)	(216)	(653)
General supplies	(1,172)	(4,431)	(1,563)	(4,657)
Outsourced services	(98,665)	(312,107)	(115,874)	(327,667)
Electricity	(131)	(544)	(147)	(524)
General expenses	(23,975)	(76,958)	(29,953)	(85,003)
Depreciation and amortization	(7,516)	(41,836)	(16,930)	(50,710)
	(198,230)	(634,353)	(237,074)	(747,968)

Bad debt expense, net of recoveries (Note 9 (c))	(139,993)	(402,156)	(156,664)	(536,895)

Administrative expenses
Salaries, payroll charges, and benefits	(112,504)	(343,428)	(87,994)	(297,722)
Pension plan obligations	(21,069)	(66,736)	(31,335)	(95,313)
General supplies	(12,355)	11,099	69	(3,089)
Outsourced services	(84,025)	(233,632)	(65,147)	(205,291)
Electricity	(284)	(967)	(417)	(1,598)
General expenses	(362,824)	(768,804)	(176,364)	(364,712)
Depreciation and amortization	(36,367)	(108,806)	(35,046)	(102,935)
Tax expenses	(20,285)	(59,916)	(22,849)	(63,953)
	(649,713)	(1,571,190)	(419,083)	(1,134,613)

Operating costs and expenses
Salaries, payroll charges, and benefits	(702,961)	(2,100,157)	(767,230)	(2,790,587)
Pension plan obligations (Note 22 (iv))	(29,189)	(88,196)	(33,650)	(101,906)
Construction costs (Note 26)	(1,495,503)	(4,045,114)	(1,303,156)	(3,691,003)
General supplies	(91,732)	(266,874)	(96,569)	(274,434)

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	Parent Company
	July to September 2024	January to September 2024	July to September 2023	January to September 2023
Treatment supplies	(120,249)	(385,620)	(113,231)	(416,668)
Outsourced services	(645,270)	(1,988,535)	(724,478)	(1,992,551)
Electricity	(401,878)	(1,181,272)	(367,964)	(1,150,538)
General expenses	(730,795)	(1,748,954)	(458,088)	(1,168,481)
Depreciation and amortization	(591,655)	(2,152,413)	(713,461)	(2,041,377)
Tax expenses	(20,285)	(59,916)	(22,849)	(63,953)
Bad debt expense, net of recoveries (Note 9 (c))	(139,993)	(402,156)	(156,664)	(536,895)
	(4,969,510)	(14,419,207)	(4,757,340)	(14,228,393)

	Consolidated
	July to September 2024	January to September 2024	July to September 2023	January to September 2023
Operating costs
Salaries, payroll charges, and benefits	(524,902)	(1,561,628)	(606,845)	(2,214,111)
Pension plan obligations	(7,065)	(18,719)	(2,099)	(5,940)
Construction costs (Note 26)	(1,496,986)	(4,048,917)	(1,303,156)	(3,691,003)
General supplies	(78,959)	(275,144)	(95,075)	(266,688)
Treatment supplies	(120,475)	(386,105)	(113,231)	(416,668)
Outsourced services	(464,090)	(1,446,322)	(543,457)	(1,459,593)
Electricity	(401,833)	(1,182,092)	(367,400)	(1,148,416)
General expenses	(344,082)	(903,471)	(251,771)	(718,766)
Depreciation and amortization	(549,005)	(2,005,471)	(661,485)	(1,887,732)
	(3,987,397)	(11,827,869)	(3,944,519)	(11,808,917)

Selling expenses
Salaries, payroll charges, and benefits	(65,762)	(195,866)	(72,391)	(278,754)
Pension plan obligations	(1,055)	(2,741)	(216)	(653)
General supplies	(1,197)	(4,516)	(1,563)	(4,657)
Outsourced services	(98,852)	(312,603)	(115,874)	(327,667)
Electricity	(131)	(544)	(147)	(524)
General expenses	(24,039)	(77,118)	(29,953)	(85,003)
Depreciation and amortization	(7,516)	(41,836)	(16,930)	(50,710)
	(198,552)	(635,224)	(237,074)	(747,968)

Bad debt expense, net of recoveries (Note 9 (c))	(140,315)	(402,478)	(156,664)	(536,895)

Administrative expenses
Salaries, payroll charges, and benefits	(112,617)	(343,942)	(87,994)	(297,722)
Pension plan obligations	(21,069)	(66,736)	(31,335)	(95,313)
General supplies	(12,355)	11,086	69	(3,089)
Outsourced services	(84,069)	(234,092)	(65,147)	(205,291)

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	Consolidated
	July to September 2024	January to September 2024	July to September 2023	January to September 2023
Electricity	(284)	(1,073)	(417)	(1,598)
General expenses	(362,839)	(768,847)	(176,364)	(364,712)
Depreciation and amortization	(36,367)	(108,806)	(35,046)	(102,935)
Tax expenses	(21,884)	(61,545)	(22,849)	(63,953)
	(651,484)	(1,573,955)	(419,083)	(1,134,613)

Operating costs and expenses
Salaries, payroll charges, and benefits	(703,281)	(2,101,436)	(767,230)	(2,790,587)
Pension plan obligations (Note 22 (v))	(29,189)	(88,196)	(33,650)	(101,906)
Construction costs (Note 26)	(1,496,986)	(4,048,917)	(1,303,156)	(3,691,003)
General supplies	(92,511)	(268,574)	(96,569)	(274,434)
Treatment supplies	(120,475)	(386,105)	(113,231)	(416,668)
Outsourced services	(647,011)	(1,993,017)	(724,478)	(1,992,551)
Electricity	(402,248)	(1,183,709)	(367,964)	(1,150,538)
General expenses	(730,960)	(1,749,436)	(458,088)	(1,168,481)
Depreciation and amortization	(592,888)	(2,156,113)	(713,461)	(2,041,377)
Tax expenses	(21,884)	(61,545)	(22,849)	(63,953)
Bad debt expense, net of recoveries (Note 9 (c))	(140,315)	(402,478)	(156,664)	(536,895)
	(4,977,748)	(14,439,526)	(4,757,340)	(14,228,393)

29	Financial income (expenses)

	Parent Company
	July to September 2024	January to September 2024	July to September 2023	January to September 2023
Financial expenses
Interest and charges on borrowings and financing – local currency	(345,736)	(944,292)	(297,330)	(824,396)
Interest and charges on borrowings and financing – foreign currency	(31,743)	(91,239)	(22,370)	(66,654)
Other financial expenses	(178,795)	(533,888)	(131,018)	(310,674)
Inflation adjustment on borrowings and financing	(11,200)	(88,334)	(14,563)	(123,126)
Other inflation adjustments	18,277	(4,077)	(44,732)	(140,599)
Interest and inflation adjustment on provisions	(134,134)	(241,105)	(51,088)	(141,052)
Total financial expenses	(683,331)	(1,902,935)	(561,101)	(1,606,501)

Financial revenue
Inflation adjustment gains	90,924	255,790	34,761	145,269

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	Parent Company
	July to September 2024	January to September 2024	July to September 2023	January to September 2023
Income on financial investments	123,150	398,106	83,370	281,935
Interest income	22,029	157,689	72,563	207,910
Cofins and Pasep	(13,380)	(40,719)	(8,994)	(29,710)
Other	4	92	62	79
Total financial income	222,727	770,958	181,762	605,483

Financial income (expenses), net of exchange rate changes	(460,604)	(1,131,977)	(379,339)	(1,001,018)

Exchange gain (losses)
Exchange rate changes on borrowings and financing	(102,225)	(311,945)	(49,911)	297,623
Gains (losses) with derivative financial instruments	41,537	133,154	-	-
Exchange rate changes on assets	41	44	338	909
Other exchange rate changes	1	(5)	(8)	(10)
Exchange rate changes, net	(60,646)	(178,752)	(49,581)	298,522

Financial, net	(521,250)	(1,310,729)	(428,920)	(702,496)

	Consolidated
	July to September 2024	January to September 2024	July to September 2023	January to September 2023
Financial expenses
Interest and charges on borrowings and financing – local currency	(345,736)	(944,292)	(297,330)	(824,396)
Interest and charges on borrowings and financing – foreign currency	(31,743)	(91,239)	(22,370)	(66,654)
Other financial expenses	(179,346)	(534,477)	(131,018)	(310,674)
Inflation adjustment on borrowings and financing	(11,200)	(88,334)	(14,563)	(123,126)
Other inflation adjustments	18,010	(10,234)	(44,732)	(140,599)
Interest and inflation adjustment on provisions	(134,135)	(241,105)	(51,088)	(141,052)
Total financial expenses	(684,150)	(1,909,681)	(561,101)	(1,606,501)

Financial revenue
Inflation adjustment gains	90,924	255,790	34,761	145,269
Income on financial investments	123,201	398,379	81,294	279,859

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	Consolidated
	July to September 2024	January to September 2024	July to September 2023	January to September 2023
Interest income	19,421	150,216	72,563	207,910
Cofins and Pasep	(13,380)	(40,719)	(8,994)	(29,710)
Other	93	93	62	79
Total financial income	220,259	763,759	179,686	603,407

Financial income (expenses), net of exchange rate changes	(463,891)	(1,145,922)	(381,415)	(1,003,094)

Exchange gain (losses)
Exchange rate changes on borrowings and financing	(102,225)	(311,945)	(49,911)	297,623
Gains (losses) with derivative financial instruments	41,537	133,154	-	-
Exchange rate changes on assets	41	44	338	909
Other exchange rate changes	1	(5)	(8)	(10)
Exchange rate changes, net	(60,646)	(178,752)	(49,581)	298,522

Financial, net	(524,537)	(1,324,674)	(430,996)	(704,572)

30	Other operating income (expenses), net

	Parent Company
	July to September 2024	January to September 2024	July to September 2023	January to September 2023

Other operating income, net	17,520	41,991	14,281	93,241
Other operating expenses	(187,207)	(197,780)	(8,253)	(22,093)

Other operating income (expenses), net	(169,687)	(155,789)	6,028	71,148

	Consolidated
	July to September 2024	January to September 2024	July to September 2023	January to September 2023

Other operating income, net	17,521	41,991	14,281	93,241
Other operating expenses	(187,206)	(197,782)	(8,253)	(22,093)

Other operating income (expenses), net	(169,685)	(155,791)	6,028	71,148

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Other operating income includes revenue from the sale of property, plant and equipment, contracts awarded in public bids, right to sell electricity, indemnities and reimbursement of expenses, fines and guarantees, property leases, reuse water, PURA projects and services, net of Pis and Cofins.

Other operating expenses usually record the derecognition of concession assets due to obsolescence, discontinued construction works, unproductive wells, projects considered economically unfeasible, losses on property, plant and equipment, estimated losses, and operational assets indemnification.

31	Commitments

The Company has agreements to manage and maintain its activities, as well as to build new projects aiming at achieving the objectives proposed in its target plan. The main unrecognized committed amounts as of September 30, 2024 are as follows:

	1 year	1-3 years	3-5 years	More than 5 years	Total
Contractual obligations – Expenses	1,973,968	2,200,033	1,318,061	4,060,980	9,553,042
Contractual obligations - Investments	4,603,129	3,061,965	584,862	77,647	8,327,603
Total	6,577,097	5,261,998	1,902,923	4,138,627	17,880,645

32	Supplemental cash flow information

	Parent Company		Consolidated
	January to September 2024	January to September 2023	January to September 2024	January to September 2023

Total additions to contract assets (Note 13)	3,972,218	3,734,020	3,976,081	3,734,020
Total additions to intangible assets (Note 14 (b))	2,850,443	112,518	2,850,443	260,518

Items not affecting cash (see breakdown below)	(939,697)	(1,637,045)	(939,784)	(1,637,045)

Total additions to intangible and contract assets according to the statement of cash flows	5,882,964	2,209,493	5,886,740	2,357,493

Investments and financing operations affecting intangible assets but not cash:
Interest capitalized in the period (Note 13 (a))	439,779	499,614	439,779	499,614
Contractors payable	250,627	496,897	250,627	496,897
Performance agreements	72,205	448,124	72,205	448,124
Right of use	84,048	107,833	84,048	107,833
Construction margin (Note 26)	93,038	84,577	93,125	84,577
Total	939,697	1,637,045	939,784	1,637,045

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33	Events after the reporting period

•	Cyberattack

In late October 2024, SABESP was the target of a cyber attack that caused instability in its digital network. The Company immediately implemented all security and control measures and activated its plan to restore affected systems.

According to the ongoing forensic investigation, no personal data compromise has been identified to date. Water supply and sewage collection and treatment operations were not affected by the cyberattack. SABESP is making the necessary efforts to restore the integrity of its entire digital network system.

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Reports and Statements / Unqualified Report on the Special Review

REPORT ON THE INDEPENDENT AUDITOR’S REVIEW OF THE PARENT COMPANY AND CONSOLIDATED

QUARTERLY INFORMATION

To the

Management and Board of Directors of

Companhia de Saneamento Básico do Estado de São Paulo - SABESP São Paulo – SP

Introduction

We have reviewed the individual and consolidated interim financial information of Companhia de Saneamento Básico do Estado de São Paulo (“Company”), included in the Quarterly Information, for the quarter ended September 30, 2024, which comprises the interim statements of financial position as at September 30, 2024, and the respective statements of income and comprehensive income for the three- and nine-month periods then ended, and the statements of changes in equity and cash flows for the nine-month period then ended, as well as the corresponding notes.

The Company’s Management is responsible for the preparation of this interim financial information, in accordance with NBC TG 21 (R4) and International Accounting Standard (IAS) 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and for the presentation of this interim financial information in accordance with standards issued by the Brazilian Securities and Exchange Commission (CVM) applicable to Quarterly Information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of the review

We conducted our review in accordance with Brazilian and international standards for reviewing interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity). A review of interim financial information consists principally of applying analytical and other review procedures and making enquiries of and having discussions with persons responsible for financial and accounting matters. An interim review is substantially less in scope than an audit conducted in accordance with auditing standards and does not provide assurance that we would become aware of any or all significant matters that might be identified in an audit. Accordingly, we do not express such an audit opinion.

Conclusion on the interim financial information

Based on our review, we are not aware of any fact that would lead us to believe that the individual and consolidated interim financial information included in the accompanying Quarterly Information has not been prepared, in all material respects, in accordance with NBC TG 21 (R4) and IAS 34, applicable to the preparation of the Quarterly Information, and presented in accordance with the standards issued by CVM.

Other matters

Statements of value added

The interim financial information referred to above includes the individual and consolidated statements of value added for the nine-month period ended September 30, 2024, prepared under the responsibility of the Company’s Management and presented as supplementary information for the purposes of IAS 34. These statements were submitted to review procedures executed in conjunction with the review of the quarterly information, with the purpose of concluding whether they are reconciled with the interim financial information and accounting records, as applicable, and if their form and contents meet the criteria defined in NBC TG 09 – Statement of Value Added. Based on our review, we are not aware of any fact that would lead us to believe that these statements of value added were not prepared, in all material respects, in accordance with the criteria established in this standard and consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, November 11, 2024.

BDO RCS Auditores Independentes SS Ltda.

CRC 2 SP 013846/O-1

Dário Vieira de Lima

Accountant CRC 1 SP 238754/O-6

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Reports and Statements / Executive Officers’ Statement on the Financial Statements

Executive Officers’ Statement on the Quarterly Information STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item VI of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the quarterly information for the period ended September 30, 2024.

São Paulo, November 11, 2024.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Carlos Augusto Leone Piani CEO

Daniel Szlak

Chief Financial and Investor Relations Officer

Roberval Tavares de Souza Engineering Officer

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Reports and Statements / Executive Officers’ Statement on the Report of Independent Registered Public Accounting

Firm

Executive Officers’ Statement on the Report of Independent Registered Public Accounting Firm

STATEMENT

The Executive Officers of Companhia de Saneamento Básico do Estado de São Paulo - SABESP, with Corporate Taxpayers’ ID (CNPJ/MF) number 43.776.517/0001-80, headquartered at Rua Costa Carvalho, nº 300, Pinheiros, São Paulo, declare that, according to paragraph 1 of article 27, item V of CVM Resolution 80, of March 29, 2022, that:

They reviewed, discussed, and agreed with the Report of Independent Registered Public Accounting Firm on the quarterly information for the period ended September 30, 2024.

São Paulo, November 11, 2024.

Companhia de Saneamento Básico do Estado de São Paulo – SABESP

Carlos Augusto Leone Piani CEO

Daniel Szlak

Chief Financial and Investor Relations Officer

Roberval Tavares de Souza Engineering Officer

PAGE: 110 of 110

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: November 26, 2024

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Daniel Szlak
Name: Daniel Szlak Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.